                                           Filed Pursuant to Rule 424(b)(4)
                                           Registration No. 333-21325


PROSPECTUS
----------------

                                4,000,000 SHARES

                                      LOGO
                                  COMMON STOCK

     Of the 4,000,000 shares of Common Stock offered hereby, 3,750,000 shares are being sold by the Company and 250,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol STRX.
                               ------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.
                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================
                                                                                         PROCEEDS TO
                                        PRICE TO       UNDERWRITING     PROCEEDS TO        SELLING
                                         PUBLIC        DISCOUNT (1)     COMPANY (2)      STOCKHOLDERS
-------------------------------------------------------------------------------------------------------
Per Share..........................      $9.00            $0.63            $8.37            $8.37
-------------------------------------------------------------------------------------------------------
Total(3)...........................   $36,000,000       $2,520,000      $31,387,500       $2,092,500
=======================================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $1,500,000.

(3) The Company and certain Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be $41,400,000, $2,898,000, $33,061,500 and $5,440,500, respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about June 17, 1997 at the office of the agent of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST                                             ALEX. BROWN & SONS
                                                            INCORPORATED

June 12, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

     STAR Telecommunications, Inc. ("STAR" or the "Company") is an international long distance provider offering highly reliable, low cost switched voice services on a wholesale basis, primarily to U.S.-based long distance carriers. STAR provides international long distance service to over 275 foreign countries through a flexible network of resale arrangements with long distance providers, various foreign termination relationships, international gateway switches, and leased and owned transmission facilities. The Company has grown its revenues rapidly by capitalizing on the deregulation of international telecommunications markets, by combining sophisticated information systems with flexible routing techniques and by leveraging management's industry expertise. STAR commenced operations as an international long distance provider in August 1995 and increased its revenues from $16.1 million in 1995 to $208.1 million in 1996.

     The Company serves the large and growing international long distance telecommunications market. According to industry sources, worldwide gross revenues in this market were approximately $57 billion in 1995 and the volume of international traffic on the public telephone network is expected to grow at a compound annual growth rate of 12% or more from 1995 through the year 2000. A segment of this market, the resale of international long distance capacity, has experienced particularly rapid growth. According to FCC data, total billed revenue of U.S. resellers of international switched services increased approximately 55% from 1994 to 1995, from approximately $1.1 billion to $1.7 billion.

     STAR markets to small and medium size long distance companies that do not have the critical mass to invest in their own international transmission facilities or to obtain volume discounts from the larger facilities-based carriers. STAR also markets to larger long distance companies seeking lower rates and overflow capacity. The Company provided switched long distance services to 88 customers in the first quarter of 1997. STAR operates international gateway switching facilities in New York and Los Angeles and holds ownership positions in eight digital undersea fiber optic cables. The Company has installed an international gateway switch in London, England, and plans to invest in additional undersea fiber optic cables. STAR's switching facilities are linked to a proprietary reporting system, which the Company believes provides it with a competitive advantage by permitting management on a real-time basis to determine the most cost-effective termination alternatives, monitor customer usage and manage gross margins by route.

     In 1995 and 1996, the Company rapidly built its wholesale customer base, traffic volume and revenue by offering favorable rates compared to other long distance providers. STAR now seeks to lower its cost of services and improve its gross margin by negotiating lower rates with domestic and foreign providers of transmission capacity and, when justified by traffic volume, invest in network facilities and enter into fixed cost arrangements, including long term leases. In addition, the Company intends to market its international long distance services directly to commercial customers overseas, with an initial focus on the U.K. and selected European cities.

     The Company was incorporated in Nevada in September 1993 as STAR Vending, Inc. and was reincorporated in Delaware as STAR Telecommunications, Inc. in April 1997. The Company's executive offices are located at 223 East De La Guerra Street, Santa Barbara, California 93101. Its telephone number at that location is (805) 899-1962.

                                  THE OFFERING

Common Stock offered by the Company...............  3,750,000 shares
Common Stock offered by the Selling                 250,000 shares
  Stockholders....................................
Common Stock to be outstanding after the            15,575,756 shares(1)
  offering........................................
Use of proceeds...................................  Repayment of indebtedness, capital expenditures, working capital and general
                                                    corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol.....................  STRX

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
              (in thousands, except per share and per minute data)

                                                                                         THREE MONTHS
                                                                                             ENDED
                                                 YEAR ENDED DECEMBER 31,                   MARCH 31,
                                            ---------------------------------     ---------------------------
                                            1994       1995          1996            1996            1997
                                            -----     -------     -----------     -----------     -----------
                                                                                          (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues................................  $ 176     $16,125     $   208,086     $    35,667     $    71,008
  Gross profit............................    176       1,768          19,656           3,381           7,270
  Income (loss) from operations...........   (114)       (423)         (5,504)          1,470           2,018
  Net income (loss).......................  $(122)    $  (568)    $    (6,644)    $       848     $     1,432
  Pro forma net income (loss) per
    share(2)..............................                        $     (0.54)    $      0.08     $      0.11
  Pro forma number of shares used in per
    share computations(2).................                             12,198          11,281          12,825
OTHER CONSOLIDATED FINANCIAL AND OPERATING
  DATA:
  EBITDA(3)...............................  $(121)    $  (375)    $    (4,531)          1,578           2,788
  Cash provided by (used in) operating
    activities............................    (86)     (2,185)         (7,280)           (289)          2,269
  Cash used in investing activities.......   (101)     (1,062)         (9,961)           (195)           (526)
  Cash provided by (used in) financing
    activities............................    202       3,396          18,796           1,468          (2,696)
  Capital expenditures....................     21       1,950          12,935             371           3,180
  Billed minutes of use...................     --      38,106         479,681          85,375         172,455
  Revenue per billed minute of use(4).....  $  --     $0.4102     $    0.4288     $    0.4149     $    0.4064

                                                                                     MARCH 31, 1997
                                                                               --------------------------
                                                                               ACTUAL      AS ADJUSTED(5)
                                                                               -------     --------------
                                                                                      (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital (deficit)..................................................  $(8,363)       $ 21,125
  Total assets...............................................................   59,036          82,722
  Long-term liabilities......................................................    5,849           5,449
  Retained deficit...........................................................   (5,212)         (5,212)
  Stockholders' equity.......................................................    8,339          38,227

------------------------------
(1) Based on the number of shares outstanding as of March 31, 1997. Excludes 1,605,852 shares subject to outstanding options as of March 31, 1997 at a weighted average exercise price of approximately $4.15 per share. Also excludes 1,214,148 shares reserved for issuance under the Company's stock plans. See "Management--1997 Omnibus Stock Incentive Plan," "--1996 Outside Director Nonstatutory Stock Option Plan" and Notes 8 and 10 of Notes to Consolidated Financial Statements.
(2) See Notes 2 and 10 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net income (loss) per share.
(3) EBITDA represents earnings before interest income and expense, income taxes, depreciation and amortization expense; whereas, cash provided by (used in) operating activities represents income or loss from operations plus depreciation and amortization and also other adjustments for non-cash amounts such as charges to bad debts as well as changes in operating assets and liabilities. EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all the Company's cash needs. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles.
(4) Represents gross call usage revenue per billed minute. Amounts exclude other revenue-related items such as finance charges.
(5) Adjusted to reflect the sale of 3,750,000 shares of Common Stock by the Company at the initial public offering price of $9.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                         ------------------------------

     Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' overallotment option, (ii) reflects the reincorporation of the Company from Nevada to Delaware in April 1997, and the associated changes in the Company's charter documents, (iii) reflects a 3-for-2 reverse split of the Common Stock effected in May 1997, (iv) assumes no exercise of options outstanding as of March 31, 1997, and (v) except in the Consolidated Financial Statements, reflects the conversion of all outstanding shares of Preferred Stock into 911,360 shares of Common Stock upon the closing of the offering. See "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those projected in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those set forth below and elsewhere in this Prospectus.

Risks Associated with Limited Operating History in the International Telecommunications Market.

     The Company was incorporated in September 1993, but did not commence its current business as an international long distance provider until the third quarter of 1995. As a result, the Company's business must be considered in light of the risks faced by early stage companies in the rapidly evolving international telecommunications market. Early stage companies must respond to external factors, such as competition and changing regulations, without the resources, infrastructure and broader business base of more established companies. Early stage companies also must respond to these risks while simultaneously developing systems, adding personnel and entering new markets. As a result, these risks can have a much greater effect on early stage companies. If the Company does not successfully address such risks, the Company's business, operating results and financial condition would be materially adversely affected. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Operating Results Subject to Significant Fluctuations.

     The Company's quarterly operating results are difficult to forecast with any degree of accuracy because a number of factors subject these results to significant fluctuations. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

     Factors Influencing Operating Results, Including Revenues, Costs and Margins. The Company's revenues, costs and expenses have fluctuated significantly in the past and are likely to continue to fluctuate significantly in the future as a result of numerous factors. The Company's revenues in any given period can vary due to factors such as call volume fluctuations, particularly in regions with relatively high per-minute rates; the addition or loss of major customers, whether through competition, merger, consolidation or otherwise; the loss of economically beneficial routing options for the termination of the Company's traffic; financial difficulties of major customers; pricing pressure resulting from increased competition; and technical difficulties with or failures of portions of the Company's network that impact the Company's ability to provide service to or bill its customers. The Company's cost of services and operating expenses in any given period can vary due to factors such as fluctuations in rates charged by carriers to terminate the Company's traffic; increases in bad debt expense and reserves; the timing of capital expenditures, and other costs associated with acquiring or obtaining other rights to switching and other transmission facilities; changes in the Company's sales incentive plans; and costs associated with changes in staffing levels of sales, marketing, technical support and administrative personnel. In addition, the Company's operating results can vary due to factors such as changes in routing due to variations in the quality of vendor transmission capability; loss of favorable routing options; the amount of, and the accounting policy for, return traffic under operating agreements; actions by domestic or foreign regulatory entities; the level, timing and pace of the Company's expansion in international and commercial markets; and general domestic and international economic and political conditions. Since the Company does not generally have long term arrangements for the purchase or resale of long distance services, and since rates fluctuate significantly over short periods of time, the Company's gross margins are subject to significant fluctuations over short periods of time. The Company's gross margins also may be negatively impacted in the longer term by competitive pricing pressures.

     Recent Examples of Factors Affecting Operating Results. The Company has recently encountered significant difficulties in the collection of accounts receivable from certain of its major customers. In the fourth quarter of 1996, Hi-Rim Communications, Inc. ("Hi-Rim"), one of the Company's major customers, informed the Company that it was experiencing financial difficulties and would be unable to pay in full, on a timely basis, approximately $6.0 million in outstanding accounts receivable. The Company accepted a secured note in the amount of $3.4 million in lieu of a portion of past due payments and was able to offset a portion of the amounts due by sending traffic to Hi-Rim. The Company believes that it is unlikely to receive any additional payment from Hi-Rim under the note or otherwise. As a result, the full amount of the approximately $5.3 million owed to the Company by Hi-Rim as of December 31, 1996, which was not subsequently collected or for which no offsetting value was received, was written-off in the fourth quarter of 1996. In the first quarter of 1997, Cherry Communications, Inc. ("CCI"), the Company's largest customer in 1996, also informed the Company that it was unable to pay in full, on a timely basis, its accounts receivable balance. To account for the potential inability to collect on the accounts receivable and outstanding deposits which the Company had made to CCI, the Company increased its reserve against accounts receivable and reserve against deposits by $3.5 million and $2.0 million, respectively. In addition, the Company wrote off $820,000 of intangible assets relating to this customer. These reserves and write-off reflect the full amount of future benefits to have been received by the Company from assets related to CCI recorded on the Company's Balance Sheet at December 31, 1996. The Company continued to provide service to CCI through March 1997 and has received payment for services provided in the first quarter of 1997 through a combination of cash receipts from CCI and offsetting payables from the Company to CCI resulting from the Company's use of CCI as a vendor. While the Company no longer provides service to CCI, the Company is continuing to utilize CCI as a vendor and has entered into various other contractual arrangements with CCI in order to continue to offset outstanding accounts receivable. However, there can be no assurance that the Company will be able to collect or continue to offset any significant portion of the accounts receivable either through utilizing CCI as a vendor or otherwise. The Company's ability to collect or offset the CCI accounts receivable would be adversely affected to the extent that CCI's financial condition deteriorates or CCI becomes subject to voluntary or involuntary bankruptcy proceedings. In the event bankruptcy proceedings are commenced, CCI's creditors or a bankruptcy trustee would likely assert that any payments (including offsets) received by the Company in the 90 day period prior to the commencement of the bankruptcy proceeding are "preference payments" and should be returned to CCI for distribution among creditors. As a result, if bankruptcy proceedings were commenced with respect to CCI prior to September 1997, the Company could be required to repay amounts it received (including through accounts payable offsets) during the 90 day preference period. In such event, the Company's reserves may be inadequate and the Company may incur a higher than anticipated bad debt expense, which could have a material adverse effect on the Company's results of operations. The Company also took a $1.6 million write-off in the first quarter of 1997 due to the failure of one of its customers, NetSource, Inc., to pay its outstanding accounts receivable. The Company has commenced litigation against NetSource, Inc. for all outstanding amounts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Litigation." If the Company experiences similar difficulties in the collection of accounts receivable from its other major customers, the Company's financial condition and results of operations could be materially adversely affected.

     In addition, the Company's revenue growth slowed in the fourth quarter of 1996 and the first quarter of 1997 relative to the third quarter of 1996 primarily due to the Company significantly reducing the traffic it received from Hi-Rim and CCI due to financial difficulties of these companies, an additional relatively smaller decrease in traffic from CCI due to pricing changes and transmission quality problems on several high volume routes, primarily as a result of call set-up delay and an ability to transmit facsimiles, that caused customers to choose alternate routes. If similar events occur in the future, such events could have a material adverse affect on the Company's business, operating results or financial condition. See "--Dependence on Other Long Distance Providers; Customer Concentra-tion and Increased Bad Debt Exposure" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     No Assurance that Recent Growth Will Continue; Potential Impact on Net Income and Market Expectations. Although the Company's revenues have increased in each of the last seven quarters, such growth should not be considered indicative of future revenue growth or operating results. If revenue levels fall below expectations, net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the Company's operating expenses varies with its revenues. This effect is likely to increase as a greater percentage of the Company's cost of services are associated with owned and leased facilities. There can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future.

     Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks of International Telecommunications Business.

     The Company has to date generated substantially all of its revenues by providing international telecommunications services to its customers on a wholesale basis. The international nature of the Company's operations involves certain risks, such as changes in U.S. and foreign government regulations and telecommunications standards, dependence on foreign partners, tariffs, taxes and other trade barriers, the potential for nationalization and economic downturns and political instability in foreign countries. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation of telecommunications carriers. The Company will be increasingly subject to these risks to the extent that the Company proceeds with the planned expansion of its international operations.

     Risk of Dependence on Foreign Partners. The Company will increasingly rely on foreign partners to terminate its traffic in foreign countries and to assist in installing transmission facilities and network switches, complying with local regulations, obtaining required licenses, and assisting with customer and vendor relationships. The Company may have limited recourse if its foreign partners do not perform under their contractual arrangements with the Company. The Company's arrangements with foreign partners may expose the Company to significant legal, regulatory or economic risks.

     Risks Associated with Foreign Government Control and Highly Regulated Markets. Governments of many countries exercise substantial influence over various aspects of the telecommunications market. In some cases, the government owns or controls companies that are or may become competitors of the Company or companies (such as national telephone companies) upon which the Company and its foreign partners may depend for required interconnections to local telephone networks and other services. Accordingly, government actions in the future could have a material adverse effect on the Company's operations. In highly regulated countries in which the Company is not dealing directly with the dominant local exchange carrier, the dominant carrier may have the ability to terminate service to the Company or its foreign partner and, if this occurs, the Company may have limited or no recourse. In countries where competition is not yet fully established and the Company is dealing with an alternative carrier, foreign laws may prohibit or impede the entry of such new carriers in the market.

     Risks Associated with International Settlement Rates, International Traffic and Foreign Currency Fluctuations. The Company's revenues and cost of long distance services are sensitive to changes in international settlement rates, imbalances in the ratios between outgoing and incoming traffic and foreign currency fluctuations. International rates charged to customers are likely to decrease in the future for a variety of reasons, including increased competition between existing long distance providers, new entrants into the market and the consummation of joint ventures among large international long distance providers that facilitate targeted pricing and cost reductions. There can be no assurance that the Company will be able to increase its traffic volume or reduce its operating costs sufficiently to offset any resulting rate decreases. In addition, the Company expects that an increasing portion of the Company's net revenue and expenses will be denominated in currencies other than U.S. dollars, and changes in exchange rates may have a significant effect on the Company's results of operations. As the Company continues to pursue a strategy of entering into operating agreements where it is economically advantageous to do so, the Company's results of operations will become increasingly subject to the risks of changes in international settlement rates and foreign currency fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Foreign Corrupt Practices Act. The Company is also subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. The Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners and other intermediaries. Such liability could have a material adverse effect on the Company's business, operating results and financial condition.

Potential Adverse Affects of Government Regulation.

     The Company's business is subject to various U.S. federal laws, regulations, agency actions and court decisions. The Company's international facilities-based and resale services are subject to regulation by the Federal Communications Commission (the "FCC"). The FCC requires authorization prior to leasing capacity, acquiring international facilities, and/or initiating international service. Prior FCC approval is also required to transfer control of an authorized carrier. The Company is also subject to the FCC rules that regulate the manner in which international services may be provided, including, for instance, the circumstances under which carriers may provide international switched services by using private lines or route traffic through third countries.

     The FCC's Private Line Resale Policy. The FCC's private line resale policy prohibits a carrier from reselling international private leased circuits to provide switched services to a country unless the FCC has found that the country affords U.S. carriers equivalent opportunities to engage in similar activities in that country. Certain of the Company's arrangements with foreign carriers involve the transmission of switched services for termination in a country that has not been found by the FCC to offer equivalent resale opportunities. These arrangements are with foreign carriers that are not the dominant carriers in their respective foreign countries. There can be no assurance that the FCC, upon viewing these alternate carrier arrangements, would permit these arrangements under its private line resale policy. If the FCC finds that these arrangements conflict with its policy, among other measures, it may issue a cease and desist order or impose fines on the Company, which could have a material adverse effect on the Company's business, operating results and financial condition. It is also possible that the regulatory agency of the foreign government would find that foreign law does not permit the operation of alternate carriers or that the alternate carriers have not met foreign law requirements for such operations. Such a finding could have a material adverse effect on the Company's business, operating results and financial condition.

     FCC Policies on Transit and Refile. The FCC is currently considering whether to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to the routing arrangements (referred to as "transiting"). Under certain arrangements referred to as "refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. The FCC to date has made no pronouncement as to whether refile arrangements comport either with U.S. or International Telecommunications Union ("ITU") regulations. It is possible that the FCC will determine that refiling, as defined, violates U.S. and/or international law, which could have a material adverse effect on the Company's business, operating results and financial condition.

     The FCC's International Settlements Policy. The Company is also required to conduct its international business in compliance with the FCC's international settlements policy (the "ISP"). The ISP establishes the permissible arrangements for U.S.-based carriers and their foreign counterparts to settle the cost of terminating each other's traffic over their respective networks. It is possible that the FCC would take the view that some of the Company's arrangements with alternative foreign carriers do not comply with the existing ISP rules. If the FCC, on its own motion or in response to a challenge filed by a third party, determines that the Company's foreign carrier arrangements do not comply with FCC rules, among other measures, it may issue a cease and desist order or impose fines on the Company. Such action could have a material adverse effect on the Company's business, operating results and financial condition.

     Recent and Potential FCC Actions. Regulatory action that has been and may be taken in the future by the FCC may enhance the intense competition faced by the Company. The FCC recently enacted certain changes in its rules designed to permit more flexibility in its ISP as a method of achieving lower cost-based accounting rates as more facilities-based competition is permitted in foreign markets. Specifically, the FCC has decided to allow U.S. carriers, subject to certain competitive safeguards, to propose methods to pay for international call termination that deviate from traditional bilateral accounting rates and the ISP. The FCC has also proposed to establish lower ceilings ("benchmarks") for the rates that U.S. carriers will pay foreign carriers for the termination of international services. In separate proceedings, the FCC is considering equivalency determinations for Australia, Chile, Denmark, Finland, Hong Kong and Mexico. While these rule changes may provide more flexibility to the Company to respond more rapidly to changes in the global telecommunications market, it will also provide similar flexibility to the Company's competitors. The FCC has also proposed to implement the WTO Agreement by, among other things, relaxing the limitation on the entry of foreign carriers from WTO-member countries into the U.S. market. There can be no assurance that the FCC will adopt such rule changes. The FCC is also considering certain other international policy issues in several rulemaking proceedings and in response to specific applications and petitions filed by other telecommunications carriers, including mandating lower international accounting rates. The resolution of these proceedings could have an adverse effect on the Company's business.

     Foreign Regulations. The Company may also be subject to regulation in foreign countries in connection with certain of its business activities. For example, the Company's use of transit, international simple resale ("ISR") or other routing arrangements may be affected by laws or regulations in either the transited or terminating foreign jurisdiction. Foreign countries, either independently or jointly as members of the ITU, may have adopted or may adopt laws or regulatory requirements regarding such services for which compliance would be difficult or expensive, that could force the Company to choose less cost-effective routing alternatives and that could adversely affect the Company's business, operating results and financial condition.

     In the United Kingdom ("U.K."), the Company's services are subject to regulation by the Office of Telecommunications ("Oftel"). The regulatory regime currently being introduced by Oftel to facilitate competition has a direct and material effect on the ability of the Company to conduct its business in the U.K. The Company has been granted licenses to provide international facilities-based voice services from the U.K. ISR services over leased lines to all international points from the U.K. There can be no assurance that the Company will be granted the ISR license in the immediate future, or at all. Failure to obtain such authority would prevent the Company from providing certain resale services in the U.K. and would limit the Company's ability to expand its operations. Future changes in government regulation could have a material adverse effect on the Company's business, operating results or financial condition.

     To the extent that it seeks to provide telecommunications services in other non-U.S. markets, the Company is subject to the developing laws and regulations governing the competitive provision of telecommunications services in those markets. The Company currently plans to provide a limited range of services in Belgium, France, Germany and Mexico, as permitted by regulatory conditions in those markets, and to expand its operations as these markets implement scheduled liberalization to permit competition in the full range of telecommunications services in the next several years. The nature, extent and timing of the opportunity for the Company to compete in these markets will be determined, in part, by the actions taken by the governments in these countries to implement competition and the response of incumbent carriers to these efforts. There can be no assurance that the regulatory regime in these countries will provide the Company with practical opportunities to compete in the near future, or at all, or that the Company will be able to take advantage of any such liberalization in a timely manner. See "Business--Government Regulation."

     Regulation of Customers. The Company's customers are also subject to actions taken by domestic or foreign regulatory authorities that may affect the ability of customers to deliver traffic to the Company. Regulatory sanctions have been imposed on certain of the Company's customers in the past. While such sanctions have not adversely impacted the volume of traffic received by the Company from such customers to date, future regulatory actions could materially adversely affect the volume of traffic received from a major customer, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on Availability of Transmission Capacity.

     During fiscal 1996, substantially all of the Company's revenue was derived from the sale of international long distance services terminated through resale arrangements with other long distance providers. The Company purchased capacity from 51 vendors in the quarter ended March 31, 1997, six of which accounted for a majority of the Company's capacity during the same period. There can be no assurance that such resale arrangements will continue to be available to the Company on a cost-effective basis or at all. Currently, most transmission capacity used by the Company is obtained on a variable, per minute basis, subjecting the Company to the possibility of unanticipated price increases and service cancellations. The Company also requires high voice quality transmission capacity, which may not always be available at cost-effective rates. If the Company is not able to continue to enter into cost-effective resale arrangements with its primary vendors, or is unable to locate suitable replacement vendors that offer sufficient, high quality alternative capacity, the Company's business, operating results and financial condition could be materially adversely affected. For instance, to the extent that the Company's variable costs increase, the Company may experience reduced or, in certain circumstances, negative margins for some services. As its traffic volume increases on particular routes, the Company expects to decrease its reliance on variable usage arrangements and enter into fixed monthly or longer-term leasing or ownership arrangements, subject to obtaining any requisite authorization. To the extent that the Company does so, and incorrectly projects traffic volume in a particular geographic area, the Company would experience higher fixed costs without a related increase in revenue. The Company has invested substantial resources and intends to continue to invest in developing its own global transmission and switching facilities, which is a capital intensive and time-consuming process. There can be no assurance that the Company will successfully complete development of its global network in a timely manner and within budget. See "Business--Network."

Management of Changing Business.

     Increased Demands on Management and Need to Continue to Improve
Systems. The Company has recently experienced significant revenue growth and has expanded the number of its employees and the geographic scope of its operations. These factors have resulted in increased responsibilities for management personnel and placed increased demands upon the Company's operating and financial systems. The Company expects that its expansion into foreign countries will lead to increased financial and administrative demands, such as increased operational complexity associated with expanded network facilities, administrative burdens associated with managing an increasing number of relationships with foreign partners and expanded treasury functions to manage foreign currency risks. The Company's accounting systems and policies have been developed as the Company has experienced significant growth, and the Company will require additional personnel, systems and policies to comply with the reporting requirements of a publicly held company. Although the Company has recently implemented a new financial accounting system in 1997, there can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Difficulties encountered in the Company's transition to a new accounting system or the failure to implement and improve the Company's operation, financial and management systems as needed to accommodate any expansion of the Company's business could have a material adverse effect on the Company's business, operating results and financial condition. See "--Dependence on Key Personnel," "Business--Employees" and "Management."

     Risks of Expansion into Commercial Market. While the Company has focused to date solely on the wholesale market, the Company intends to expand into the commercial market and such expansion will increase the risk of bad debt exposure and lead to higher operating costs. The Company also may be required to update and improve its billing systems and procedures and/or hire new management personnel to handle the demands of the commercial market. There can be no assurance that the Company will be able to effectively manage the costs of and risks associated with expansion into the commercial market.

Risks Associated with Complex Switching and Information Systems Hardware and Software.

     The Company's information systems and its Northern Telecom and Stromberg-Carlson switching equipment are expensive to purchase, complex to install and maintain, and subject to hardware defects and software bugs. The Company may experience technical difficulties with its hardware or software which could adversely affect the Company's ability to provide service to its customers, manage its network, collect billing information, or perform other vital functions. For example, in the fourth quarter of 1996 the Company experienced difficulties associated with the installation of a software upgrade to its switching equipment. If similar events occur in the future, such events could have a material adverse affect on the Company's business, operating results or financial condition.

Dependence on Key Personnel.

     The Company's success depends to a significant degree upon the efforts of senior management personnel and a group of employees with longstanding industry relationships and technical knowledge of the Company's operations, in particular, Christopher E. Edgecomb, the Company's Chief Executive Officer. Mr. Edgecomb is bound by the terms of a Non-Compete Agreement, which restricts the Company's ability to offer domestic interexchange products and services until September 1997 and solicit certain customers for an 18 month period thereafter. Several of the Company's key management personnel joined the Company in the past six months, including the Company's Chief Financial Officer and Executive Vice President--Operations and Engineering. The Company maintains and is the beneficiary under a key person life insurance policy in the amount of $10.0 million with respect to Mr. Edgecomb. The Company's management team has limited experience working together and there can be no assurance that they can successfully integrate as a management team. The Company believes that its future success will depend in large part upon its continuing ability to attract and retain highly skilled personnel. Competition for qualified, high-level telecommunications personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of one or more of the Company's key individuals, or the failure to attract and retain other key personnel, could materially adversely affect the Company's business, operating results and financial condition. See "Management."

Significant Competition.

     The international telecommunications industry is intensely competitive and subject to rapid change. The Company's competitors in the international wholesale switched long distance market include large, facilities-based multinational corporations and smaller facilities-based providers in the U.S. and overseas that have emerged as a result of deregulation (often referred to as Post, Telephone and Telegraphs or "PTTs"), switched-based resellers of international long distance services and international joint ventures and alliances among such companies. International wholesale switched long distance providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. The number of the Company's competitors is likely to increase as a result of the new competitive opportunities created by the WTO Agreement. Under the terms of the WTO Agreement, the United States and the other 68 countries participating in the Agreement have committed to open their telecommunications markets to competition, foreign ownership and adopt measures to protect against anticompetitive behavior, effective starting on January 1, 1998. As a result, the Company believes that competition will continue to increase, placing downward pressure on prices. Such pressure could adversely affect the Company's gross margins if the Company is not able to reduce its costs commensurate with such price reductions.

     Competition from Domestic and International Companies and Alliances. The U.S.-based international telecommunications services market is dominated by American Telephone & Telegraph Co. ("AT&T"), MCI Communications Corp. ("MCI") and Sprint Communications Company L.P. ("Sprint"). The Company also competes with WorldCom, Inc., Pacific Gateway Exchange, Inc., TresCom International, Inc. and other U.S.-based and foreign long distance providers, many of which have considerably greater financial and other resources and more extensive domestic and international communications networks than the Company. The Company anticipates that it will encounter additional competition as a result of the formation of global alliances among large long distance telecommunications providers. For example, MCI and British Telecommunications recently announced a proposed merger that would create a global telecommunications company called Concert, and additionally have announced an alliance with Telefonica de Espana. The effect of the proposed merger and alliance could create significantly increased competition. Many of the Company's current competitors are also the Company's customers. The Company's business would be materially adversely affected to the extent that a significant number of such customers limit or cease doing business with the Company for competitive or other reasons. Consolidation in the telecommunications industry could not only create even larger competitors with greater financial and other resources, but could also adversely affect the Company by reducing the number of potential customers for the Company's services.

     Competition from New Technologies. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite and undersea cable transmission capacity for services similar to those provided by the Company. Such technologies include satellite-based systems, such as the proposed Iridium and GlobalStar systems, utilization of the Internet for international voice and data communications and digital wireless communication systems such as personal communications services ("PCS"). The Company is unable to predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services.

     Increased Competition as a Result of a Changing Regulatory
Environment. The FCC recently granted AT&T's petitions to be classified as a non-dominant carrier in the domestic interstate and international markets, which has allowed AT&T to obtain relaxed pricing restrictions and relief from other regulatory constraints, including reduced tariff notice requirements. These reduced regulatory requirements could make it easier for AT&T to compete with the Company. In addition, the Telecommunications Act of 1996 (the "Telecommunications Act"), which substantially revises the Communications Act of 1934 (the "Communications Act"), permits and is designed to promote additional competition in the intrastate, interstate and international telecommunications markets by both U.S.-based and foreign companies, including the Regional Bell Operating Companies ("RBOCs"). RBOCs, as well as other existing or potential competitors of the Company, have significantly more resources than the Company. The Company also expects that competition from carriers will increase in the future along with increasing deregulation of telecommunications markets worldwide. As a result of these and other factors, there can be no assurance that the Company will continue to compete favorably in the future. See "--Potential Adverse Affects of Government Regulation," "Business--Competition" and "Business--Government Regulation."

Dependence on Other Long Distance Providers; Customer Concentration and Increased Bad Debt Exposure.

     The Company's primary business as a wholesale long distance provider makes it highly dependent upon traffic delivered to the Company by other long distance providers pursuant to arrangements that can generally be terminated by the provider on short notice. While the list of the Company's most significant customers varies from quarter to quarter, the Company's five largest customers accounted for approximately 43% of revenues in the year ended December 31, 1996 and 44% for the quarter ended March 31, 1997. During 1996, the Company's largest customer, CCI, accounted for approximately 21% of the Company's revenue. The Company ceased providing service to CCI in March 1997 due to its failure to pay outstanding accounts receivable. No other customer accounted for more than 10% of the Company's revenue in 1996. The Company could lose significant customer traffic for many reasons, including the entrance into the market of significant new competitors with lower rates than the Company, downward pressure on the overall costs of transmitting international calls, transmission quality problems, changes in U.S. or foreign regulations, or unexpected increases in the Company's cost structure as a result of expenses related to installing a global network or otherwise. Any significant loss of customer traffic would have a material adverse effect on the Company's business, operating results and financial condition.

     The Company's customer concentration also amplifies the risk of non-payment by customers. The Company's two largest customers in 1996 accounted for approximately 29% of the Company's gross accounts receivable as of December 31, 1996. The Company has recently encountered significant difficulties in the collection of accounts receivable from certain of its major customers. In the fourth quarter of 1996, Hi-Rim, one of the Company's major customers, informed the Company that it was experiencing financial difficulties and would be unable to pay in full, on a timely basis, approximately $6.0 million in outstanding accounts receivable. The Company accepted a secured note in the amount of $3.4 million in lieu of a portion of past due payments and was able to offset a portion of the amounts due by sending traffic to Hi-Rim. The Company believes that it is unlikely to receive any additional payment from Hi-Rim under the note or otherwise. As a result, the full amount of the approximately $5.3 million owed to the Company by Hi-Rim as of December 31, 1996, which was not subsequently collected or for which no offsetting value was received, was written-off in the fourth quarter of 1996. In the first quarter of 1997, CCI, the Company's largest customer in 1996, also informed the Company that it was unable to pay in full, on a timely basis, its accounts receivable balance. To account for the potential inability to collect on the accounts receivable and outstanding deposits which the Company had made to CCI, the Company increased its reserve against accounts receivable and reserve against deposits by $3.5 million and $2.0 million, respectively. In addition, the Company wrote-off $820,000 of intangible assets relating to this customer. These reserves and write-off reflect the full amount of future benefits to have been received by the Company from assets related to CCI recorded on the Company's Balance Sheet at December 31, 1996. The Company also took a $1.6 million write-off in the first quarter of 1997 due to the failure of one of its customers, NetSource, Inc., to pay its outstanding accounts receivable. The Company has commenced litigation against NetSource, Inc. for all outstanding amounts. See
"-- Operating Results Subject to Significant Fluctuations,"
"Business -- Litigation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     While the Company performs ongoing credit evaluations of its customers, it generally does not require collateral to support accounts receivable from its customers and there can be no assurance that reserves will be adequate in future periods. If the Company experiences similar difficulties in the collection of accounts receivable from its other major customers, the Company's financial condition and results of operations could be materially adversely affected. In addition, the identity of the Company's major customers can change significantly over short periods of time. For example, while Hi-Rim accounted for approximately 9% of the Company's business during 1996, Hi-Rim accounted for less than 1% of the Company's revenues during the fiscal quarter ended March 31, 1997, and Cable & Wireless, which accounted for approximately 5% of the Company's revenues during 1996, accounted for approximately 10% of the Company's revenues for the fiscal quarter ended March 31, 1997. In addition, CCI, which accounted for approximately 21% of the Company's revenues during 1996 ceased to be a customer in March 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Capital Expenditures; Potential Need for Additional Financing.

     Expansion of the Company's network facilities will require a significant investment in equipment and facilities. While the Company believes that the proceeds of this offering, combined with other sources of liquidity, will be sufficient to fund its capital requirements for the next 12 months, the Company may be required to obtain additional financing depending on factors such as the rate and extent of the Company's international expansion, increased investment in ownership rights in fiber optic cable and increased sales and marketing expenses to support international wholesale and commercial operations. Issuance of additional equity securities would result in dilution to stockholders. There can be no assurance that additional financing will be available on terms acceptable to the Company, or at all. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Related to STAR Trademark.

     The Company has been advised that trademark registration may not be available for the "STAR Telecommunications" mark because several companies in telecommunications-related industries hold registered trademarks that include the word "star." Such companies could allege that the Company's use of the STAR Telecommunications mark is confusingly similar to existing trademarks. Although the Company has not received any communication from a third party with respect to its use of its trademark, there can be no assurance that a third party utilizing a similar mark will not allege that the Company's use infringes its rights, that the Company would successfully defend any claim of infringement or that the Company would not be ordered to cease using the mark and/or pay any damages. The adoption of a new trademark or any related litigation could be costly, negatively affect customer relationships, result in confusion in the market and have a material adverse effect on the Company's business, operating results and financial condition.

Effects of Natural Disasters and Other Catastrophic Events.

     The Company's business is susceptible to natural disasters such as earthquakes, as well as other catastrophic events such as fire, terrorism and war. Although the Company has taken a number of steps to prevent its network from being affected by natural disasters, fire and the like, such as building redundant systems for power supply to the switching equipment, there can be no assurance that any such systems will prevent the Company's switches from becoming disabled in the event of an earthquake, power outage or otherwise. The failure of the Company's network, or a significant decrease in telephone traffic resulting from effects of a natural or man-made disaster, could have a material adverse effect on the Company's relationship with its customers and the Company's business, operating results and financial condition. See "Business--Network."

No Prior Trading Market for Common Stock.

     Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price was determined through negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after this offering. See "Underwriting."

Potential Volatility of Stock Price.

     The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, changes in federal and international regulations, activities of the largest domestic providers, industry consolidation and mergers, conditions and trends in the international telecommunications market, adoption of new accounting standards affecting the telecommunications industry, changes in recommendations and estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of emerging growth companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Underwriting."

Control of Company by Named Officers, Directors and Five Percent Stockholders.

     Upon the consummation of this offering, the Named Officers (as defined below), directors, five percent stockholders and their affiliates in the aggregate will beneficially own approximately 55.3% of the outstanding shares of Common Stock and the Company's Chief Executive Officer will beneficially own approximately 46.7% of the outstanding shares. These stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

Benefits of the Offering to Current Stockholders.

     The offering will provide substantial benefits to existing stockholders of the Company, particularly the present directors, executive officers, five percent stockholders and their affiliates and related persons. Based upon a public offering price of $9.00 per share, the Selling Stockholders will receive approximately $2.1 million in net proceeds, after deducting estimated underwriting discounts and commissions. In addition, all existing stockholders of the Company will benefit from the creation of a public market for the Common Stock held by them after the closing of the Offering. Upon the closing of the offering and after giving effect to the sale of Common Stock by the Selling Stockholders, the present directors, executive officers, five percent stockholders and their affiliates and related persons will beneficially own outstanding shares of Common Stock having an aggregate market value equal to approximately $78.8 million based upon the initial public offering price of $9.00 per share. See "Principal and Selling Stockholders."

Effect of Certain Charter Provisions; Anti-takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law.

     Upon completion of this offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights of such shares, without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. The Company is also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have an effect of delaying or preventing a change in control of the Company. In addition, upon the closing of the offering the Company's Amended and Restated Certificate of Incorporation will provide for a classified Board of Directors such that approximately only one-third of the members of the Board will be elected at each annual meeting of stockholders. Classified boards may have the effect of delaying, deferring or discouraging changes in control of the Company. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. Additionally, certain Federal regulations require prior approval of certain transfers of control of telecommunications companies, which could also have the effect of delaying, deferring or preventing a change in control. See "Business-Government Regulation," "Description of Capital Stock--Preferred Stock" and "--Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

Shares Eligible for Future Sale.

     On the date of this Prospectus, only the 4,000,000 shares offered hereby (assuming no exercise of the Underwriters' over-allotment option) will be immediately eligible for sale in the public market. An additional approximately 25,146 shares of Common Stock will be eligible for sale beginning 90 days after the date of this Prospectus, and an additional approximately 11,277,610 shares of Common Stock will be eligible for sale beginning 180 days after the date of this Prospectus, unless earlier released, in whole or in part and with or without notice to the public, by Hambrecht & Quist LLC. At various times after 180 days after the date of this Prospectus, an additional approximately 273,000 shares will become eligible for sale in the public market upon expiration of their respective one-year holding periods, subject to certain volume and resale restrictions as set forth in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Company intends to register, following the effective date of this offering, a total of approximately 2,784,025 shares of Common Stock subject to outstanding options or reserved for issuance under the Company's stock and option plans. Certain stockholders holding approximately 2,813,000 shares of Common Stock are entitled to registration rights with respect to their shares of Common Stock. If such stockholders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Company's Common Stock. Sales of substantial amounts of such shares in the public market after this offering, or the prospect of such sales, could adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity related securities in the future at a time and price that the Company deems appropriate. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

Immediate and Substantial Dilution.

     The purchasers of Common Stock in this offering will experience immediate and substantial dilution. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

                   DESCRIPTION OF FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements, which may be deemed to include statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations," regarding the Company's strategy to lower its cost of services and improve its gross margin, its expectation that return traffic under operating agreements will be immaterial through at least the first half of 1997, its intention to begin providing international long distance services to commercial customers in certain European countries in the second half of 1997, the Company's belief that this traffic has the potential to generate higher gross margins, its belief that price declines may be offset in part by increased calling volumes and decreased costs and its belief in the sufficiency of capital resources. Forward-looking statements in "Business" may be deemed to include projected growth in international telecommunications traffic; the Company's strategy of marketing its services to foreign-based long distance providers, expanding its U.S. and developing European switching capabilities, and expanding into foreign commercial markets and in the longer term into the U.S. commercial market; and the Company's expectations that its London switch will be operational in mid-1997 and that it will acquire ownership rights in additional cables. Actual results could differ from those projected in any forward-looking statements for the reasons detailed in the other sections of this "Risk Factors" portion of the Prospectus, or elsewhere in the Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this offering are estimated to be $29,887,500 ($31,561,500 if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Company intends to use approximately $6.4 million of the proceeds of the offering for the repayment of outstanding indebtedness under credit facilities, including (i) approximately $5.3 million outstanding under a revolving line of credit that bears interest at a rate of the bank's prime rate plus 1.0%, certain amounts of which are convertible at the time of funding into short-term obligations that bear interest either at LIBOR plus 3.5% or the bank's cost of funds rate plus 3.5%, and which expires on July 1, 1997, (ii) approximately $667,000 outstanding under a bank loan that bears interest at a rate of prime plus 1.5% and which expires on October 1, 1999, (iii) approximately $193,000 outstanding under bank loans at a variable interest rate equal to the Wall Street Journal Prime Rate, approximately $41,500 of which is due in June 1997 and $151,442 of which is due in July 1997, and (iv) approximately $279,000 in borrowings under lines of credit from Christopher Edgecomb, the Company's Chief Executive Officer, which amounts were drawn subsequent to March 31, 1997 at an interest rate of 9.0% expiring on March 30, 1998. The Company intends to use approximately $23 million of the proceeds of the offering for capital expenditures during the next twelve months to acquire digital fiber optic cable capacity and to acquire and install new switching equipment. The remainder of the proceeds are expected to be used for working capital, expansion of the Company's marketing and sales organization and general corporate purposes. Although the Company may use a portion of the net proceeds for possible acquisition of businesses that are complementary to those of the Company, there are no current plans in this regard. Pending such uses, the Company plans to invest the net proceeds in short-term, interest-bearing, investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Strategy" and "Certain Transactions."

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant. In addition, the terms of the Company's revolving credit facility with Comerica Bank, which is collateralized by its accounts receivable, prohibits the payment of cash dividends without the lender's consent.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company as of March 31, 1997 and (ii) the capitalization of the Company as adjusted to reflect changes in the Company's charter documents in connection with the Company's reincorporation into Delaware, a 3-for-2 reverse stock split of the Common Stock, the conversion of the preferred stock into 911,360 shares of Common Stock upon the closing of this offering, the sale of the shares of Common Stock offered hereby (at the initial public offering price of $9.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                             MARCH 31, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Long-term liabilities, less current portion............................  $ 5,849       $ 5,449
                                                                         -------       -------
Stockholders' equity:
  Preferred stock: $0.001 par value, 1,367,050 shares authorized,
     1,367,047 issued and outstanding on an actual basis; 5,000,000
     authorized, no shares issued and outstanding as adjusted..........        1            --
  Common stock: $0.001 par value, 30,000,000 shares authorized,
     10,914,396 shares issued and outstanding on an actual basis;
     50,000,000 shares authorized, 15,575,756 shares outstanding as
     adjusted(1).......................................................       11            16
Additional paid-in capital.............................................   13,637        43,521
Deferred compensation..................................................      (98)          (98)
Retained earnings......................................................   (5,212)       (5,212)
                                                                         -------       -------
  Stockholders' equity.................................................    8,339        38,227
                                                                         -------       -------
  Total capitalization.................................................  $14,188       $43,676
                                                                         =======       =======

------------------------------
(1) Excludes 1,605,852 shares subject to outstanding options as of March 31, 1997 at a weighted average exercise price of approximately $4.15 per share. Also excludes 1,214,148 shares reserved for issuance under the Company's stock plans. See "Management--1997 Omnibus Stock Incentive Plan," "--1996 Outside Directors Nonstatutory Stock Option Plan" and Notes 8 and 10 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value of the Company's Common Stock as of March 31, 1997, giving effect to the conversion of all outstanding shares of Preferred Stock into 911,360 shares of Common Stock upon the closing of this offering, was $8,339,000, or approximately $0.71 per share. "Net tangible book value" per share represents the amount of total tangible assets of the Company less total liabilities, divided by 11,825,756 shares of Common Stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to the sale of 3,750,000 shares of Common Stock in this offering at the initial public offering price of $9.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of March 31, 1997 would have been $38,226,500, or $2.45 per share. This represents an immediate increase in net tangible book value of $1.74 per share to existing stockholders and an immediate dilution in net tangible book value of $6.55 per share to purchasers of Common Stock in the offering. Investors participating in this offering will incur immediate, substantial dilution. This is illustrated in the following table:

    Initial public offering price per share..............................            $9.00
      Pro forma net tangible book value per share before the offering....  $0.71
      Increase per share attributable to new investors...................   1.74
                                                                           -----
    Pro forma net tangible book value per share after the offering.......             2.45
                                                                                     -----
    Net tangible book value dilution per share to new investors..........            $6.55
                                                                                     =====

     The following table summarizes, on a pro forma basis as of March 31, 1997, the difference between the existing stockholders and the purchasers of shares in the offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                  SHARES PURCHASED          TOTAL CONSIDERATION
                               ----------------------     -----------------------     AVERAGE PRICE
                                 NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                               ----------     -------     -----------     -------     -------------
    Existing stockholders....  11,825,756       75.9%     $13,649,000       28.8%        $  1.15
    New stockholders(1)......   3,750,000       24.1       33,750,000       71.2         $  9.00
                               ----------      -----       ----------      -----
              Totals.........  15,575,756      100.0%     $47,399,000      100.0%
                               ==========      =====       ==========      =====

------------------------------
(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 11,575,756, or 74.3% (11,175,756, or 70.8%, if the over-allotment option is exercised in full), and will increase the number of shares held by new stockholders to 4,000,000, or 25.7% (4,600,000, or 29.2%, if the over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders."

     As of March 31, 1997, there were 1,605,852 shares subject to outstanding options at a weighted average exercise price of approximately $4.15 per share, and 1,214,148 shares reserved for issuance under the Company's stock plans. To the extent outstanding options are exercised, there will be further dilution to new investors. See "Management--1997 Omnibus Stock Incentive Plan," "--1996 Outside Director Nonstatutory Stock Option Plan" and Notes 8 and 10 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected Consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1994, 1995 and 1996, and the balance sheet data at December 31, 1995 and 1996 are derived from audited financial statements included elsewhere in this Prospectus. The balance sheet data at December 31, 1994 are derived from audited financial statements not included in this Prospectus. Although incorporated in 1993, the Company did not commence business until 1994. The data presented for the three-month periods ended March 31, 1996 and 1997 are derived from unaudited financial statements and include, in the opinion of the Company's management, all adjustments necessary to present fairly the data for such periods. The results for an interim period are not necessarily indicative of the results to be expected for a full fiscal year.

                                                                                                    THREE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,              MARCH 31,
                                                               -------------------------------     --------------------
                                                                1994       1995         1996        1996         1997
                                                               ------     -------     --------     -------     --------
                                                                                                       (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AND PER MINUTE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues.................................................... $  176     $16,125     $208,086     $35,667     $ 71,008
  Cost of services............................................     --      14,357      188,430      32,286       63,738
                                                               -------     ------      -------      ------
         Gross profit.........................................    176       1,768       19,656       3,381        7,270
  Operating expenses:
    Selling, general and administrative expenses..............    290       2,063       24,087       1,803        4,530
    Depreciation and amortization.............................     --         128        1,073         108          722
                                                               -------     ------      -------      ------
         Income (loss) from operations........................   (114)       (423)      (5,504)      1,470        2,018
  Other income (expense):
    Interest income...........................................     --          --           83          --           21
    Interest expense..........................................     --         (64)        (589)        (78)        (369)
    Other expense.............................................     (7)        (80)        (100)         --           48
                                                               -------     ------      -------      ------
    Income (loss) before provision for income taxes...........   (121)       (567)      (6,110)      1,392        1,718
  Provision for income taxes..................................      1           1          534         544          286
                                                               -------     ------      -------      ------
         Net income (loss).................................... $ (122)    $  (568)    $ (6,644)    $   848     $  1,432
                                                               =======     ======      =======      ======
  Pro forma net income (loss) per share(1)....................                        $  (0.54)    $  0.08     $   0.11
  Pro forma number of shares used in per share
    computations(1)...........................................                          12,198      11,281       12,825
OTHER CONSOLIDATED FINANCIAL AND OPERATING DATA:
  EBITDA(2)................................................... $ (121)    $  (375)    $ (4,531)    $ 1,578     $  2,788
  Cash provided by (used in) operating activities.............    (86)     (2,185)      (7,280)       (289)       2,269
  Cash used in investing activities...........................   (101)     (1,062)      (9,961)       (195)        (526)
  Cash provided by (used in) financing activities.............    202       3,396       18,796       1,468       (2,696)
  Capital expenditures........................................     21       1,950       12,935         371        3,180
  Billed minutes of use.......................................     --      38,106      479,681      85,375      172,455
  Revenue per billed minute of use(3)......................... $   --     $0.4102      $0.4288     $0.4149      $0.4064

                                                                                 DECEMBER 31,               MARCH 31,
                                                                         -----------------------------     -----------
                                                                         1994       1995        1996          1997
                                                                         -----     -------     -------     -----------
                                                                                (IN THOUSANDS)             (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital (deficit)............................................  $(236)    $(1,400)    $(7,551)       (8,363)
  Total assets.........................................................    139      12,869      48,674        59,036
  Long-term liabilities, net of current portion........................     --         712       5,478         5,849
  Retained deficit.....................................................   (122)       (690)     (6,644)       (5,212)
  Stockholders' equity (deficit).......................................   (112)        413       6,887         8,339

------------------------------
(1) See Notes 2 and 10 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net income (loss) per share.
(2) EBITDA represents earnings before interest income and expense, income taxes, depreciation and amortization expense; whereas cash provided by (used in) operating activities represents income or loss from operations plus depreciation and amortization and also other adjustments for non-cash amounts such as charges to bad debts as well as changes in operating assets and liabilities. EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all the Company's cash needs. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles.
(3) Represents gross call usage revenue per billed minute. Amounts exclude other revenue related items such as finance charges.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company is an international long distance provider focused primarily on providing highly reliable, low cost switched voice long distance services to U.S. and foreign-based telecommunications companies. The Company currently offers U.S.-originated long distance service to over 200 countries worldwide through its flexible network of resale arrangements with other long distance providers, various foreign termination relationships, international gateway switches and leased and owned transmission facilities. Although the Company was incorporated in 1993, it did not commence its current business as a provider of long distance services until the second half of 1995. During 1994, the Company was primarily engaged in activities outside the international telecommunications industry. During the six months ended June 1995, the Company primarily acted as an agent for, and provided various consulting services to, companies in the telecommunications industry. Although the Company incurred expenses in the first half of 1995 related to the start-up of its service as a long distance provider, the Company did not install its first international gateway switch in Los Angeles until June 1995. The Company recognized initial revenue as an international long distance provider in August 1995. In June 1996, the Company began operation of its second switching facility in New York.

     From the third quarter of 1995 through the first quarter of 1997, the Company focused primarily on building international traffic volume. The Company's customer base grew from 32 customers at the end of 1995 to 88 customers at the end of March 1997. Minutes of use increased from 34.3 million in the fourth quarter of 1995 to 172.5 million in the first quarter of 1997. Revenue grew from $14.0 million in the fourth quarter of 1995 to $71.0 million in the first quarter of 1997. See "Risk Factors -- Operating Results Subject to Significant Fluctuations."

     Revenue. Currently, all of the Company's revenue is generated by the sale of international long distance services on a wholesale basis to other, primarily domestic, long distance providers. In the fourth quarter of 1996, the Company began to provide international long distance services to foreign-based telecommunications companies. The Company records revenues from the sale of long distance services at the time of customer usage. The Company's agreements with its wholesale customers are short term in duration and the rates charged to customers are subject to change from time to time, generally with five days notice to the customer. However, the Company is beginning to offer longer term, fixed price arrangements for certain countries. The Company's five largest customers, including CCI and Hi-Rim, accounted for approximately 43% of gross revenues in 1996. The Company's largest customer, CCI, accounted for approximately 21% of revenue in 1996 and 15% in the first quarter of 1997. The Company no longer provides service to CCI or Hi-Rim. The Company's five largest customers in the first quarter of 1997 accounted for 44% of revenue in such period. Any loss of, or decrease in usage by, the Company's major customers could have a material adverse effect on the Company's business operating results and financial condition. See "Risk Factors--Dependence on Other Long Distance Providers; Customer Concentration and Increased Bad Debt Exposure" and "--Operating Results Subject to Significant Fluctuations."

     Gross Margin. The Company has pursued a strategy of attracting customers and building calling volume and revenue by offering favorable rates compared to other long distance providers. This strategy adversely impacted the Company's gross margin, and will continue to impact gross margin to the extent that the Company continues to seek to build volume on selected routes. Having significantly increased its call volume, the Company is now focusing on lowering its cost of services and improving its gross margin by (i) leveraging the Company's traffic volumes and information systems to negotiate lower variable usage based costs with domestic and foreign providers of transmission capacity, (ii) continuing to invest in the Company's owned network facilities and to enter into other fixed cost arrangements, such as long-term leases, when traffic volumes justify such investment and (iii) continuing to utilize the Company's sophisticated information systems to route calls over the most cost-effective routes.

     Cost of services includes those costs associated with the transmission and termination of international long distance services and has historically consisted largely of payments to other long distance providers and, to a lesser extent, line costs. Currently, most transmission capacity used by the Company is obtained on a variable, per minute basis. As a result, most of the Company's current cost of services is variable. The Company's contracts with its vendors provide that rates may fluctuate, with rate change notice periods varying from five days to one year, with certain of the Company's longer term arrangements requiring the Company to meet minimum usage commitments in order to avoid penalties. Such variability and the short-term nature of many of the contracts subject the Company to the possibility of unanticipated cost increases and the loss of cost-effective routing alternatives. Included in the Company's cost of services are accruals for rate and minute disputes and unreconciled billing differences between the Company and its vendors. Each quarter management reviews the cost of services accrual and adjusts the balance for resolved items. See "Risk Factors--Dependence on Availability of Transmission Capacity."

     The Company has initially obtained transmission capacity on a variable, per minute basis from other long distance providers, and is now in the process of acquiring capacity on a fixed-cost basis, either through leasing or the purchase of its own facilities, when traffic volume makes such a commitment cost-effective. As the Company increases the portion of traffic transmitted over owned or leased international facilities, cost of services will have an increasing proportion of fixed costs, reflecting lease, ownership and maintenance costs of the Company's owned network facilities.

     The Company currently has operating agreements with long distance providers in Norway, Denmark, Australia and Colombia, and is in the process of negotiating additional operating agreements for other countries. Operating agreements provide for the termination of traffic in, and return traffic to, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the long distance provider in the other country by paying an additional "settlement payment." The Company currently expects that any return traffic that it will receive under such agreements will be immaterial through the first half of 1997.

     The Company intends to begin providing international long distance services to commercial customers in certain European countries in the second half of 1997. In the longer term, the Company also plans to expand into commercial markets in the U.S. and in other deregulating countries. The Company believes that traffic from commercial customers has the potential to generate higher gross margins than wholesale traffic. The Company also expects, however, that an expansion into this market will also increase the risk of bad debt exposure and lead to higher operating costs. See "Risk Factors--Management of Changing Business" and "--Dependence on Other Long Distance Providers; Customer Concentration and Increased Bad Debt Exposure."

     Prices in the international long distance market have declined in recent years and, as competition continues to increase, the Company believes that prices are likely to continue to decline. Additionally, the Company believes that the increasing trend of deregulation of international long distance telecommunications will result in greater competition, which could adversely affect the Company's revenue per minute and gross margin. The Company believes, however, that the effect of such decreases in prices may be offset in part by increased calling volumes and decreased costs.

     Operating Expenses. Selling, general and administrative costs consist primarily of personnel costs, tradeshow and travel expenses, commissions and consulting fees and professional fees, as well as an accrual for bad debt expense. These expenses have been increasing over the past year, which is consistent with the Company's recent growth, accelerated expansion into Europe, and investment in systems and facilities. The Company expects this trend to continue and believes that additional selling, general and administrative expenses will be necessary to support the expansion of sales and marketing efforts, the expansion into commercial markets and operations. Selling, general and administrative expenses in the fourth quarter of fiscal 1996 include $11.6 million in bad debt expense in connection with accounts receivable, deposits and other assets related to two major customers who are no longer receiving services from the Company. See "Risk Factors -- Operating Results Subject to Significant Fluctuations."

     Foreign Exchange. Although the Company's functional currency is the U.S. dollar, the Company expects to derive an increasing percentage of its net revenue from international operations and changes in exchange rates may have a significant effect on the Company's results of operations. For example, the accounting rate under operating agreements is often defined in monetary units other than U.S. dollars, such as "special drawing rights" or "SDRs." To the extent that the dollar declines relative to units such as SDRs, the dollar equivalent accounting rate would increase. In addition, as the Company expands into the commercial market in foreign countries, its exposure to foreign currency rate fluctuations is expected to increase. The Company may choose to limit such exposure by the purchase of forward foreign exchange contracts or similar hedging strategies. There can be no assurance that any currency hedging strategy would be successful in avoiding exchange-related losses. See "Risk Factors--Risks of International Telecommunications Business."

     Factors Affecting Future Operating Results. The Company's quarterly operating results are difficult to forecast with any degree of accuracy because a number of factors subject these results to significant fluctuations. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

     The Company's revenues, costs and expenses have fluctuated significantly in the past and are likely to continue to fluctuate significantly in the future as a result of numerous factors. The Company's revenues in any given period can vary due to factors such as call volume fluctuations, particularly in regions with relatively high per-minute rates; the addition or loss of major customers, whether through competition, merger, consolidation or otherwise; the loss of economically beneficial routing options for the termination of the Company's traffic; financial difficulties of major customers; pricing pressure resulting from increased competition; and technical difficulties with or failures of portions of the Company's network that impact the Company's ability to provide service to or bill its customers. The Company's cost of services and operating expenses in any given period can vary due to factors such as fluctuations in rates charged by carriers to terminate the Company's traffic; increases in bad debt expense and reserves; the timing of capital expenditures, and other costs associated with acquiring or obtaining other rights to switching and other transmission facilities; changes in the Company's sales incentive plans; and costs associated with changes in staffing levels of sales, marketing, technical support and administrative personnel. In addition, the Company's operating results can vary due to factors such as changes in routing due to variations in the quality of vendor transmission capability; loss of favorable routing options; the amount of, and the accounting policy for, return traffic under operating agreements; actions by domestic or foreign regulatory entities; the level, timing and pace of the Company's expansion in international and commercial markets; and general domestic and international economic and political conditions. Since the Company does not generally have long term arrangements for the purchase or resale of long distance services, and since rates fluctuate significantly over short periods of time, the Company's gross margins are subject to significant fluctuations over short periods of time. The Company's gross margins also may be negatively impacted in the longer term by competitive pricing pressures.

     Although the Company's revenues have increased in each of the last nine quarters, such growth should not be considered indicative of future revenue growth or operating results. If revenue levels fall below expectations, net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the Company's operating expenses varies with its revenues. This effect is likely to increase as a greater percentage of the Company's cost of services are associated with owned and leased facilities. There can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. See "Risk Factors--Risks Associated with Limited Operating History in the International Telecommunications Market" and "--Operating Results Subject to Significant Fluctuations."

RESULTS OF OPERATIONS

     In 1994 the Company was primarily engaged in activities outside the international telecommunications industry. During the six months ended June 1995, the Company primarily acted as an agent for, and provided consulting services to, companies in the telecommunications industry. The Company discontinued this business in September 1995 and, as a result, the Company believes that a comparison of financial condition and results of operations between the years ended 1994 and 1995 is not meaningful.

QUARTERS ENDED MARCH 31, 1997 AND 1996

     Revenues. Revenues increased 98.9% to $71.0 million in the first quarter of 1997 from $35.7 million in the first quarter of 1996, with minutes of use increasing 102.0% to 172.5 million in the first quarter of 1997, as compared to
85.4 million minutes of use in the comparable quarter of the year prior. The increase in revenue resulted from an increase in new customers as well as increased usage by existing customers.

     Gross Margin. Gross profit increased to $7.3 million in the first quarter of 1997 from $3.4 million in the first quarter of 1996. Gross margin improved to 10.2% from 9.5%, reflecting the negotiation of lower rates on routes with significant traffic.

     Selling, General and Administrative. Selling, general and administrative expenses increased 150.0% to $4.5 million during the first quarter of 1997 from $1.8 million in the comparable quarter one year earlier, and increased as a percentage of revenue to 6.4% from 5.1% in the prior period. Selling, general and administrative expenses increased between periods as the Company continued to increase its employee base and incurred payroll, employee benefits, commission and related expenses. Marketing activities including tradeshows and travel also increased in support of the growing revenue and customer base. Selling, general and administrative expenses also increased as a percentage of revenues as a result of an increase in bad debt expense as a percentage of revenues.

     Depreciation. Depreciation increased to $722,000 in the first quarter of 1997 from $108,000 for the first quarter of 1996. Depreciation increased as a result of the Company's continued expansion of its transmission network, leasehold improvements associated with the Los Angeles and New York switching facilities and switch site buildout.

     Other Income (Expense). Other expense, net, increased to $300,000 in the first quarter of 1997 from $78,000 in the first quarter of 1996. This increase is primarily due to $369,000 in interest expense incurred under various bank and stockholder lines of credit. This increase was offset by $21,000 in interest income and $48,000 gain on the sale of short term investments and cash equivalents from funds raised in private placements of equity securities during 1996.

     Provision for Income Taxes. The Company's provision for income taxes decreased to $286,000 in the first quarter of 1997 from $544,000 in the first quarter of 1996 reflecting the write-off of a customer accounts receivable. The Company fully reserved the net deferred tax asset of $2.8 million at March 31, 1997, as the Company has not yet had a full year of profitable operations.

YEARS ENDED DECEMBER 31, 1996 AND 1995

     Revenues. Revenues increased to $208.1 million in 1996 from $16.1 million in 1995, with minutes of use increasing to 479.7 million in 1996, as compared to
38.1 million minutes of use in the prior year. The increase in revenue resulted from the Company's commencement of operations as an international long distance carrier, an increase in the number of customers as compared to the prior year and an increase in minutes of traffic from new and existing customers. The increase in traffic is also attributable to an increase in the number of routes with favorable rates that the Company was able to offer to customers. The Company built its revenue and a customer base quickly by offering reliable, low cost wholesale switched long distance services utilizing capacity purchased from other long distance providers and by leveraging the industry relationships of its senior management. In addition, as a reseller the Company did not have to acquire rights to undersea cable or enter into operating or other termination agreements. Any loss of, or decrease in usage by, the Company's major customers could have a material adverse effect on the Company's business operating results and financial condition. The Company's two largest customers in 1996 accounted for 36% of revenue from late charges. See "Risk Factors--Operating Results Subject to Significant Fluctuations" and "--Dependence on Other Long Distance Providers; Customer Concentration and Increased Bad Debt Exposure."

     Gross Margin. Gross profit increased to $19.7 million in 1996 from $1.8 million for 1995. Gross margin decreased to 9.4% in 1996 from 11.0% in 1995, reflecting the change from the Company's prior consulting business to operating as an international long distance carrier. Gross margin was positively impacted during 1996 by the negotiation of lower rates on routes with significant traffic, and negatively impacted by increases in traffic on routes with lower margins.

     Selling, General and Administrative. Selling, general and administrative expenses increased to $24.1 million in 1996 from $2.1 million in 1995, and decreased as a percentage of revenue to 11.6% from 12.8% in the prior period. Selling, general and administrative expenses increased between periods as the Company increased its employee base and incurred payroll, employee benefits, commission and related expenses. The Company also established a reserve for doubtful accounts to reflect its significantly higher revenue levels and invested in sales and marketing activities including tradeshows and travel. In particular, in the fourth quarter of 1996, Hi-Rim, one of the Company's major customers, informed the Company that it was experiencing financial difficulties and would be unable to pay in full, on a timely basis, approximately $6.0 million in outstanding accounts receivable. The Company accepted a secured note in the amount of $3.4 million in lieu of a portion of past due payments and was able to offset a portion of the amounts due by sending traffic to Hi-Rim. The Company believes that it is unlikely to receive any additional payment from Hi-Rim under the note or otherwise. As a result, the full amount of the approximately $5.3 million owed to the Company by Hi-Rim as of December 31, 1996 which was not subsequently collected or for which no offsetting value was received, was written off in the fourth quarter of 1996. In the first quarter of 1997, CCI, the Company's largest customer in 1996, also informed the Company that it was unable to pay in full, on a timely basis, its accounts receivable balance. To account for the potential inability to collect on the accounts receivable and outstanding deposits which the Company had made to CCI, the Company increased its reserve against accounts receivable and reserve against deposits by $3.5 million and $2.0 million, respectively. In addition, the Company wrote-off $820,000 of intangible assets relating to this customer. These reserves and write-off reflect the full amount of future benefits to have been received by the Company from assets related to CCI recorded on the Company's Balance Sheet at December 31, 1996. As a result, selling, general and administrative expenses increased by $11.6 million. See "Risk Factors--Dependence on Other Long Distance Providers; Customer Concentration and Increased Bad Debt Exposure."

     Depreciation. Depreciation increased to $1.1 million for 1996 from $128,000 for 1995, but decreased as a percentage of revenues to 0.5% from 0.8% in the prior period. Depreciation increased in absolute dollars as a result of the Company's acquisition of operating equipment and leasehold improvements associated with its Los Angeles and New York switching facilities and switch site buildouts. The Company expects depreciation expense to increase as the Company expands its ownership of switching and transmission facilities through purchase or use of capital leases.

     Other Income (Expense). Other expense, net, increased to $606,000 in 1996 from $144,000 in 1995. This increase is primarily due to a $100,000 legal settlement in the second quarter of 1996 as well as $589,000 in interest expense incurred under various bank and stockholder lines of credit. This increase was offset by $83,000 in interest income on short term investments and cash equivalents from funds raised in private placements of equity securities during the first three quarters of 1996.

     Provision for Income Taxes. The Company had no provision for federal income taxes in 1995, since the Company incurred a loss for the year. In addition, the Company was an S corporation during 1995 and thus was only subject to 1.5% tax on taxable income for state purposes with a minimum of $800 per year. The pro forma provision for income taxes, assuming the Company was a C corporation for all periods presented, does not differ from the actual tax provision during 1995. During 1996 the provision for income taxes increased to $534,000 as a result of timing differences between the provision for income taxes and income taxes at statutory rates primarily relating to recognition of reserves for bad debt expense. The Company fully reserved the net deferred tax asset of $2.9 million and $2,000 actual ($30,000 pro forma) at December 31, 1996 and 1995, respectively, as the Company has not yet had a full year of profitable operations.

QUARTERLY RESULTS OF OPERATIONS

     The Company initiated its international telecommunications business in the third quarter of 1995. The following tables set forth certain unaudited statement of operations data for each of the seven quarters in the period ended March 31, 1997, as well as the percentage of the Company's revenues represented by each item. The unaudited financial statements have been prepared on the same basis as the audited financial statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                   QUARTER ENDED
                                                  -------------------------------------------------------------------------------
                                                  SEPT. 30,    DEC. 31,    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,    MAR. 31,
                                                    1995         1995        1996       1996       1996        1996        1997
                                                  ---------    --------    --------   --------   ---------   --------    --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AND PER MINUTE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues......................................   $ 1,622     $13,993     $35,667    $42,852     $61,169    $68,398     $ 71,008
  Cost of services..............................     1,420      12,926      32,286     38,754      56,527     60,863       63,738
                                                   -------     -------     -------    -------     -------    -------      -------
    Gross profit................................       202       1,067       3,381      4,098       4,642      7,535        7,270
  Operating expenses:
    Selling, general and administrative
      expenses..................................       536       1,068       1,803      2,573       3,665     16,046        4,530
    Depreciation and amortization...............        21         100         108        156         343        466          722
                                                   -------     -------     -------    -------     -------    -------      -------
         Total operating expenses...............       557       1,168       1,911      2,729       4,008     16,512        5,252
  Income (loss) from operations.................      (355)       (101)      1,470      1,369         634     (8,977)       2,018
  Other income (expense):
    Interest income.............................        --          --          --         28          42         13           21
    Interest expense............................        --         (60)        (78)      (109)       (173)      (229)        (369)
    Other expense...............................        --         (80)         --       (100)         --         --           48
                                                   -------     -------     -------    -------     -------    -------      -------
      Income (loss) before provision for income
         taxes..................................      (355)       (241)      1,392      1,188         503     (9,193)       1,718
  Provision (benefit) for income taxes..........        --           1         544        485         217       (712)         286
                                                   -------     -------     -------    -------     -------    -------      -------
      Net income (loss).........................   $  (355)    $  (242)    $   848    $   703     $   286    $(8,481)    $  1,432
                                                   =======     =======     =======    =======     =======    =======      =======
                                                                            AS A PERCENTAGE OF REVENUE
                                                       ---------------------------------------------------------------------
  Revenues......................................     100.0%      100.0 %     100.0 %    100.0 %     100.0%     100.0 %      100.0%
  Cost of services..............................      87.5        92.4        90.5       90.4        92.4       89.0         89.8
                                                   -------     -------     -------    -------     -------    -------      -------
    Gross profit................................      12.5         7.6         9.5        9.6         7.6       11.0         10.2
  Operating expenses:
    Selling, general and administrative
      expenses..................................      33.0         7.6         5.1        6.0         6.0       23.5          6.4
    Depreciation and amortization...............       1.3         0.7         0.3        0.4         0.6        0.6          1.0
                                                   -------     -------     -------    -------     -------    -------      -------
         Total operating expenses...............      34.3         8.3         5.4        6.4         6.6       24.1          7.4
  Income (loss) from operations.................     (21.9)       (0.7)        4.1        3.2         1.0      (13.1)         2.8
  Other income (expense):
    Interest income.............................        --          --          --        0.1         0.1         --           --
    Interest expense............................        --        (0.4)       (0.2)      (0.3)       (0.3)      (0.3)        (0.5)
    Other expense...............................        --        (0.6)         --       (0.2)         --         --          0.1
                                                   -------     -------     -------    -------     -------    -------      -------
      Income (loss) before provision for income
         taxes..................................     (21.9)       (1.7)        3.9        2.8         0.8      (13.4)         2.4
  Provision for income taxes....................        --          --         1.5        1.1         0.4       (1.0)         0.4
                                                   -------     -------     -------    -------     -------    -------      -------
      Net income (loss).........................     (21.9)%      (1.7)%       2.4 %      1.6 %       0.5%     (12.4)%        2.0%
                                                   =======     =======     =======    =======     =======    =======      =======
CONSOLIDATED OPERATING DATA:
  Billed minutes of use.........................     3,783      34,323      85,375    104,098     137,963    152,245      172,455
  Revenue per billed minute of use(1)...........   $0.3999     $0.4113     $0.4149    $0.4071     $0.4400    $0.4413      $0.4064

------------------------------
(1) Represents gross call usage revenue per billed minute. Amounts exclude other revenue related items such as finance charges.

     Revenues. Revenues increased each quarter since the Company first recognized revenue as a long distance carrier in the quarter ended September 30, 1995. These increases reflected the increase in minutes of usage over the respective quarters as the Company increased its customer base and as usage increased among existing customers. The Company's revenue growth in the quarter ending June 30, 1996 was slower relative to the quarter ended March 31, 1996 because of limited port capacity at both the Los Angeles and the New York switch sites. The Company increased its port capacity by installing new switches at both the Los Angeles and the New York switch sites in June and July of 1996. As a result, the quarter ending September 30, 1996 reflects revenue growth attributable to the additional port capacity of the new switches in Los Angeles and New York. The Company's revenue growth slowed in the fourth quarter of 1996 relative to the prior quarter primarily due to the Company significantly reducing the traffic it received from a major customer experiencing financial difficulties, a relatively smaller decrease in traffic from another major customer due to pricing changes and transmission quality problems on several high volume routes, primarily as a result of call set-up delay and an ability to transmit facsimiles, that caused customers to choose alternative routes. The Company's revenue growth in the first quarter of 1997 reflects increased usage by the Company's existing customer base.

     Gross Margin. Gross margin fluctuated significantly from the quarter ended September 30, 1995 through the quarter ended December 31, 1996. Gross margin decreased to 7.6% in the quarter ended December 31, 1995 from 12.5% in the quarter ended September 30, 1995, reflecting the Company's continued transition from a higher margin consulting business as well as the Company's strategy of attracting customers and building traffic volume by offering favorable rates compared to other long distance providers. Gross margin for the quarters ended March 31, 1996 and June 30, 1996 improved to 9.5% and 9.6%, respectively as the Company gained traffic volume and customers for selected higher margin routes. As traffic volumes increased, the Company negotiated lower rates on these routes. Increased volume also distributed the fixed costs of the Los Angeles and New York switch sites over a larger number of minutes. Gross margin for the quarter ended September 30, 1996 declined because of price increases on three routes which had significant traffic. The Company elected to maintain customer traffic on these routes at the same prices while management sought alternative routing arrangements. New rates for these routes were negotiated and effective in the late third quarter of 1996. The Company's gross margins improved to 11.0% in the fourth quarter of 1996 due in part to lower costs on several major routes. The gross margin is also affected by the change in accrued line costs. The accrued line costs at December 31, 1996 increased to $19.5 million from $15.8 million at September 31, 1996. This increase is net of adjustments for the favorable settlement of disputes and the favorable reconciliation of vendor bills. However, the improvement in the Company's gross margin was offset by lower traffic minutes on higher margin routes due to quality problems, primarily unacceptably low call completion rates, with the most cost-effective routing option and by higher volume traffic to several lower margin countries. The Company's gross margin decreased to 10.2% in the first quarter of 1997 as a result of increased costs on selected routes and high usage by a customer on a short-term, low priced routing arrangement.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses have increased in each quarter through December 31, 1996, since the Company commenced operation as an international long distance provider in July 1995. These increases in expenses are the result of increased payroll and related expenses as the Company has built its sales, marketing and administrative staffs, expansion of the Company's tradeshow and travel activities, increases in commissions and consulting fees related to higher revenue levels and the establishment of reserves for doubtful accounts. Selling, general and administrative expenses have fluctuated as a percentage of revenues. Selling, general and administrative expenses were higher in the quarter ended December 31, 1995 than in the prior period, due to the establishment of a reserve for doubtful accounts. These expenses for the quarter ended December 31, 1996 increased to 23.5% of revenues largely as a result of the Company's increase of its reserve against accounts receivable and reserve against deposit by $3.5 million and $2.0 million, respectively, the uncertainty of payment from CCI, who currently is experiencing financial difficulties, the write-off of $820,000 of intangible assets also relating to CCI and the

$5.3 million write-off of the Hi-Rim accounts receivables. These reserves and write-off reflect the full amount of future benefits to be received by the Company from assets related to CCI recorded on the Company's Balance Sheet at December 31, 1996. See "Risk Factors -- Operating Results Subject to Significant Fluctuations" and " -- Dependence on Other Long Distance Providers; Customer Concentration and Increased Bad Debt Exposure."

     Depreciation. Depreciation increased in the quarter ended December 31, 1995 as a result of the Company's acquisition of operating equipment and leasehold improvements for its Los Angeles switching facility. Depreciation also increased in the quarters ended September 30, 1996 and December 31, 1996 as a result of the addition of a third switch in Los Angeles and the increase in operating equipment and leasehold improvements related to the New York switching facility.

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company has funded its business primarily through funds advanced from an officer of the Company, bank debt, the private sale of equity and, since the first quarter of 1996, cash generated from operations. The Company used net cash from operating activities of approximately $7.3 million in 1996, primarily comprised of a net loss plus an increase in accounts receivable, deposits and prepaid expenses and other assets and a decrease in accounts payable, offset in part by an increase in accrued line costs and the provision for doubtful accounts. The Company's investing activities used cash of approximately $10.0 million during 1996 primarily resulting from capital expenditures. The Company's financing activities provided cash of approximately $18.8 million during 1996 primarily from borrowings under various lines of credit, the sale of Preferred Stock and the sale of Common Stock, offset by repayments under various lines of credit.

     In the first quarter of 1997, net cash provided by operating activities was $2.3 million, consisting primarily of net income plus increases in accounts payable and the provision for doubtful accounts, offset in part by an increase in accounts receivable and a decrease in accrued line costs. Net cash used in investing activities in the first quarter of 1997 was $526,000, consisting primarily of capital expenditures, offset in part by purchase of investments. Net cash used in financing activities in the first quarter of 1997 was $2.7 million, consisting primarily of repayments under various lines of credit, offset in part by borrowings under such lines of credit.

     In the fourth quarter of 1996, the Company wrote off $5.3 million of the accounts receivable from Hi-Rim. The Company also increased its bad debt expense in the fourth quarter of 1996 by $6.3 million to provide for the potential inability to collect on accounts receivable, deposits and other assets from CCI. In addition, in the first quarter of 1997 the Company wrote off $1.6 million as a result of the failure of one of its customers to pay its outstanding accounts receivable balances. See "Risk Factors--Operating Results Subject to Significant Fluctuations" and "--Dependence on Other Long Distance Providers; Customer Concentration and Increased Bad Debt Exposure."

     As of December 31, 1995 and 1996, and March 31, 1997 the Company had cash and cash equivalents of approximately $164,000, $1.7 million and $766,000, respectively, and a working capital deficit of approximately $1.4 million, $7.6 million and $8.4 million, respectively. As of March 31, 1997 the Company had (i) approximately $5.3 million outstanding under a revolving line of credit that bears interest at a rate of the bank's prime rate plus 1.0%, certain amounts of which are convertible at the time of funding into short-term obligations that bear interest either at LIBOR plus 3.5% or the bank's cost of funds rate plus 3.5%, and which expires on July 1, 1997, (ii) $667,000 outstanding under an equipment lease line that bears interest at a rate of prime plus 1.5% and which expires on October 1, 1999, (iii) approximately $6.4 million outstanding under nine equipment leases relating to the Company's switching facilities, including approximately $3.0 million outstanding under a lease for the acquisition of the Company's switching equipment in New York, and (iii) approximately $193,000 outstanding under bank loans at a variable interest rate equal to the Wall Street Journal Prime Rate, approximately $41,500 of which is due in June 1997 and $151,442 of which is due in July 1997. The Company intends to use approximately $6.4 million of the proceeds from this offering for the repayment of indebtedness under certain of these credit facilities. The Company anticipates making capital expenditures of approximately $23.0 million over the next 12 months to expand the Company's global network. See "Use of Proceeds."

     The Company currently is in discussions to obtain a new line of credit to provide it with additional funding to meet its capital requirements and will use capital lease financings as appropriate. There can be no assurance that the Company will be able to obtain a new line of credit or additional capital lease financing on commercially reasonable terms, if at all. The Company believes that the net proceeds from the offering, borrowing capacity under a new line of credit and available vendor financing, will be sufficient to fund the Company's net cash used in operating activities, capital expenditures and other cash needs for the next twelve months. Additional funding through the incurrence of debt or sale of additional equity may be required to meet the Company's growth plans beyond the first half of 1998, although there can be no assurance that such additional funds can be obtained on acceptable terms, if at all. If necessary funds are not available, the Company's business and results of operations and the future expansion of the business could be materially adversely affected. See "Risk Factors -- Capital Expenditures; Potential Need for Additional Financing."

                                    BUSINESS

OVERVIEW

     STAR Telecommunications is an international long distance provider offering highly reliable, low cost switched voice services on a wholesale basis, primarily to U.S.-based long distance carriers. STAR provides international long distance service to over 275 foreign countries through a flexible network of resale arrangements with long distance providers, various foreign termination relationships, international gateway switches, and leased and owned transmission facilities. The Company has grown its revenues rapidly by capitalizing on the deregulation of international telecommunications markets, by combining sophisticated information systems with flexible routing techniques and by leveraging management's industry expertise. STAR commenced operations as an international long distance provider in August 1995 and increased its revenues from $16.1 million in 1995 to $208.1 million in 1996.

INDUSTRY BACKGROUND

     The international long distance telecommunications services industry consists of all transmissions of voice and data that originate in one country and terminate in another. This industry is undergoing a period of fundamental change which has resulted in substantial growth in international telecommunications traffic. According to industry sources, worldwide gross revenues for providers of international voice telephone service were approximately $57.0 billion in 1995 and the volume of international traffic on the public telephone network is expected to grow at a compound annual growth rate of 12% or more from 1995 through the year 2000.

     From the standpoint of U.S.-based long distance providers, the industry can be divided into two major segments: the U.S. international market, consisting of all international calls billed in the U.S. and the overseas market, consisting of all international calls billed in countries other than the U.S. The U.S. international market has experienced substantial growth in recent years with gross revenues from international long distance telephone services rising from approximately $8.0 billion in 1990 to approximately $14.9 billion in 1995, according to FCC data.

     The Company believes that a number of trends in the international telecommunications market will continue to drive growth in international traffic, including:

     - continuing deregulation and privatization of telecommunications markets;

     - pressure to reduce international outbound long distance rates paid by end users driven by increased competition among U.S. long distance carriers and among emerging foreign long distance carriers in deregulated countries;

     - the dramatic increase in the availability of telephones and the number of access lines in service around the world;

     - the increasing globalization of commerce, trade and travel;

     - the proliferation of communications devices such as faxes, cellular telephones, pagers and data communications devices;

     - increasing demand for data transmission services, including the Internet; and

     - the increased utilization of high quality digital undersea cable and resulting expansion of bandwidth availability.

     The Development of the U.S. and Overseas Markets

     The 1984 deregulation of the U.S. telecommunications industry enabled the emergence of new long distance companies in the U.S. Today, there are over 500 U.S. long distance companies, most of which are small or medium sized companies. In order to be successful, these small and medium size companies have to offer their customers a full range of services, including international long distance.

However, most of these carriers do not have the critical mass to receive volume discounts on international traffic from the larger facilities-based carriers such as AT&T, MCI and Sprint. In addition, these small and medium sized companies have only a limited ability to invest in international facilities. New international carriers such as STAR have emerged to take advantage of this demand for less expensive international bandwidth. These emerging international carriers act as aggregators of international traffic for smaller carriers, taking advantage of larger volumes to obtain volume discounts on international routes (resale traffic), or investing in facilities when volume on particular routes justify such investments. Over time, as these emerging international carriers have become established, they have also begun to carry overflow traffic from the larger long distance providers that own overseas transmission facilities.

     In an increasingly competitive market for international and domestic telecommunications, the resale market for telecommunications services has expanded rapidly. According to FCC data, total billed revenue of U.S. resellers of international switched services increased approximately 55% from 1994 to 1995, from approximately $1.1 billion to $1.7 billion. The expansion of the resale market has been facilitated by the significant increase in international fiber optic cable capacity, creating new routing options for providers of resale services as facilities-based carriers seek to fill that new capacity.

     Deregulation and privatization have also allowed new long distance providers to emerge in foreign markets. By eroding the traditional monopolies held by single national providers, many of which are wholly or partially government owned PTTs, deregulation is providing U.S.-based providers the opportunity to negotiate more favorable agreements with both the traditional PTTs and emerging foreign providers. In addition, deregulation in certain foreign countries is enabling U.S.-based providers to establish local switching and transmission facilities in order to terminate their own traffic and begin to carry international long distance traffic originated in that country.

     International Switched Long Distance Services

     International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. The call typically originates on a local exchange carrier's network and is transported to the caller's domestic long distance carrier. The domestic long distance provider then carries the call to an international gateway switch. An international long distance provider picks up the call at its gateway and sends it directly or through one or more other long distance providers to a corresponding gateway switch operated in the country of destination. Once the traffic reaches the country of destination, it is then routed to the party being called though that country's domestic telephone network.

     International long distance providers can generally be categorized by their ownership and use of switches and transmission facilities. The largest U.S. carriers, such as AT&T, MCI and Sprint, primarily utilize owned transmission facilities and generally use other long distance providers to carry their overflow traffic. Since only very large carriers have transmission facilities that cover the over 200 countries to which major long distance providers generally offer service, a significantly larger group of long distance providers own and operate their own switches but either rely solely on resale agreements with other long distance carriers to terminate their traffic or use a combination of resale agreements and owned facilities in order to terminate their traffic as shown below:

                         [STAR FACILITIES Illustration]

     Operating Agreements. Under traditional operating agreements, international long distance traffic is exchanged under bilateral agreements between international long distance providers in two countries. Operating agreements provide for the termination of traffic in, and return traffic to, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the long distance provider in the other country by paying an additional "settlement payment."

     Under a typical operating agreement both carriers jointly own the transmission facilities between two countries. A carrier gains ownership rights in a digital fiber optic cable by purchasing direct ownership in a particular cable prior to the time the cable is placed in service, acquiring an "Indefeasible Right of Use" ("IRU") in a previously installed cable, or by leasing or obtaining capacity from another long distance provider that either has direct ownership or IRU rights in the cable. In situations where a long distance provider has sufficiently high traffic volume, routing calls across directly owned or IRU cable is generally more cost-effective on a per call basis than the use of short-term variable capacity arrangements with other long distance providers or leased cable. However, direct ownership and acquisition of IRU rights require a company to make an initial investment of its capital based on anticipated usage.

     Transit Arrangements. In addition to utilizing an operating agreement to terminate traffic delivered from one country directly to another, an international long distance provider may enter into transit arrangements pursuant to which a long distance provider in an intermediate country carries the traffic to a country of destination. Transit requires agreement among the carriers in all the countries involved and is generally used for overflow traffic or where a direct circuit is unavailable or not volume justified.

     Resale Arrangements. Resale arrangements typically involve the wholesale purchase and sale of transmission and termination services between two long distance providers on a variable, per minute basis. The resale of capacity, which was first permitted with the deregulation of the U.S. market, enabling the emergence of new international long distance providers that rely at least in part on capacity acquired on a wholesale basis from other long distance providers. International long distance calls may be routed through a facilities-based carrier with excess capacity, or through multiple long distance resellers between the originating long distance provider and the facilities-based carrier that ultimately terminates the traffic. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice. The resale market for international capacity is constantly changing, as new long distance resellers emerge and existing providers respond to fluctuating costs and competitive pressures. In order to be able to effectively manage costs when utilizing resale arrangements, long distance providers need timely access to changing market data and must quickly react to changes in costs through pricing adjustments or routing decisions.

     Alternative Termination Arrangements. As the international long distance market has become deregulated, long distance providers have developed alternative termination arrangements in an effort to decrease their costs of terminating international traffic. Some of the more significant of these arrangements include refiling, international simple resale ("ISR") and ownership of switching facilities in foreign countries. Refiling of traffic, which takes advantage of disparities in settlement rates between different countries, allows traffic to a destination country to be treated as if it originated in another country that enjoys lower settlement rates with the destination country, thereby resulting in a lower overall termination cost. The difference between transit and refiling is that, with respect to transit, the facilities-based long distance provider in the destination country has a direct relationship with the originating long distance provider and is aware of the arrangement, while with refiling, it is likely that the long distance provider in the destination country is not aware that the received traffic originated in another country and with another resale carrier. To date, the FCC has made no pronouncement as to whether refiling complies with either U.S. or International Telecommunications Union ("ITU") regulations. With ISR, a long distance provider completely bypasses the settlement system by connecting an international leased private line to the public switched telephone network ("PSTN") on one or both ends. While ISR currently is only sanctioned by applicable regulatory authorities on a limited number of routes, including U.S.-U.K., U.S.-Sweden, U.S.-New Zealand, U.K.-Worldwide and Canada-U.K., it is increasing in use and is expected to expand significantly as deregulation of the international telecommunications market continues. In addition, deregulation has made it possible for U.S.-based long distance providers to establish their own switching facilities in certain foreign countries, enabling them to directly terminate traffic. See "--Government Regulation."

     The highly competitive and rapidly changing international telecommunications market has created a significant opportunity for carriers that can offer high quality, low cost international long distance service. Deregulation, privatization, the expansion of the resale market and other trends influencing the international telecommunications market are driving decreased termination costs, a proliferation of routing options, and increased competition. Successful companies among both the emerging and established international long distance companies will need to aggregate enough traffic to lower costs of both facilities-based or resale opportunities, maintain systems which enable analysis of multiple routing options, to invest in facilities and switches and remain flexible enough to locate and route traffic through the most advantageous routes.

THE STAR APPROACH

     STAR offers high quality, reliable switched international long distance services primarily to U.S.-based telecommunications companies that are seeking to utilize low cost routing alternatives to augment their own service and to address increased competition in their markets. The Company is also expanding to serve foreign-based international long distance providers. The Company provides international long distance service to over 275 foreign countries through a flexible network consisting of resale arrangements with other long distance providers, various foreign termination relationships, international gateway switches and leased and owned transmission facilities. STAR continuously monitors the market for long distance services, detecting trends in traffic flow, international network availability and pricing. The Company believes that this market knowledge enables it to react quickly to address market opportunities and to take advantage of changing market conditions. STAR utilizes its flexible network structure and state-of-the-art digital switching technology to continuously reroute traffic to the most cost-effective transmission alternative for a particular country. STAR is further developing its network by establishing relationships with foreign PTTs and other foreign providers of long distance services and building network facilities, where existing and anticipated traffic volumes justify such investment.

STRATEGY

     The Company's objective is to be a leading provider of highly reliable, low cost switched international long distance services on a wholesale basis to U.S. and foreign-based telecommunications companies, as well as on a retail basis to commercial customers. Key elements of the Company's strategy include the following:

     Capitalize on Projected International Long Distance Growth. The Company believes that the international long distance market provides attractive opportunities due to its higher revenue and profit per minute, and greater projected growth rate as compared to the domestic long distance market. The Company targets international markets with high volumes of traffic, relatively high rates per minute and prospects for deregulation and privatization. The Company believes that the ongoing trend toward deregulation and privatization will create new opportunities for the Company in international markets. Although the Company has focused to date primarily on providing services for U.S.-based long distance providers, the Company also intends in the future to expand the international long distance services it offers to foreign-based long distance providers to the extent allowed by U.S. and international governmental regulations.

     Leverage Traffic Volume to Reduce Costs. The Company has focused and is continuing to focus on building its volumes of international long distance traffic. Higher traffic volumes strengthen the Company's negotiating position with vendors, customers and potential foreign partners, which allows the Company to lower its costs of service. In addition, higher traffic volumes on particular routes allow the Company to lower its cost of services on these routes by transitioning from acquiring capacity on a variable cost per minute basis to fixed cost arrangements such as longer-term capacity agreements with major carriers, long-term leases and ownership of facilities.

     Expand Switching and Transmission Facilities. The Company is continuing to pursue a flexible approach to expanding and enhancing its network facilities by investing in both switching and transmission facilities where traffic volumes justify such investments. The Company intends to expand its U.S. switching facilities through the addition of switching facilities in Miami, Dallas and Atlanta. The Company is also in the process of developing switching capabilities in foreign countries with the addition of an international gateway switch in London, England, and is planning to install a network of switches in selected European cities.

     Leverage Information Systems and Switching Capabilities. The Company leverages its sophisticated information systems to analyze its routing alternatives, and select the most cost-effective routing from among the Company's network of resale arrangements with other long distance providers, operating agreements and other alternative termination relationships. The Company has invested significant resources in the development of software to track specific usage information by customer and cost and profit information on specific routes on a daily basis. The Company's information systems are critical components in managing its customer and vendor relationships, routing traffic to the most cost-effective alternative, and targeting marketing efforts.

     Maintain High Quality. The Company believes that reliability, call completion rates, voice quality, rapid set up time and a high level of customer and technical support are key factors evaluated by U.S. and foreign-based telecommunications companies in selecting a carrier for their international traffic. The Company has installed state-of-the-art Northern Telecom and Stromberg-Carlson switching equipment, is fully compliant with international C-7 and domestic SS-7 signaling standards, and strives to provide a consistently high level of customer and technical support. The Company has technical support personnel at its facilities 24 hours per day, seven days per week to assist its customers and to continually monitor network operation.

     Expand Into Commercial Market. The Company intends to market its international long distance services directly to commercial customers in foreign countries, with an initial focus on the U.K. and selected European cities. The Company intends to initially provide services to closed user groups comprised of corporate customers. As regulatory restrictions ease in these foreign markets, the Company intends to aggregate long distance traffic from a broader range of commercial customers that will be routed over the Company's network back to the U.S. or to an alternate destination. In the longer term, the Company also plans to expand into commercial markets in the U.S. and in other deregulating countries.

NETWORK

     The Company provides international long distance services to over 275 foreign countries through a flexible, switched-based network consisting of resale arrangements with other long distance providers, various foreign termination relationships, international gateway switches and leased and owned transmission facilities. The Company's network employs state-of-the-art digital switching and transmission technologies and is supported by comprehensive monitoring and technical support personnel who are at the Company's facilities 24 hours per day, seven days per week.

     Termination Arrangements

     International long distance traffic is ultimately terminated at the destination point pursuant to termination relationships between a provider of telecommunications services in the originating country and a provider in the terminating country. The Company seeks to retain flexibility and maximize its termination opportunities by utilizing a continuously changing mix of routing alternatives, including resale arrangements, operating agreements and other advantageous termination arrangements. This diversified approach is intended to enable the Company to take advantage of the rapidly evolving international telecommunications market in order to provide low cost international long distance service to its customers.

     The Company utilizes resale arrangements to provide it with multiple options for routing traffic through its switches to each destination country. Traffic under resale arrangements typically terminates pursuant to a third party's correspondent relationships. The Company purchased capacity from 51 vendors in the quarter ended March 31, 1997, six of which provided the majority of the Company's capacity during the same period. The majority of this capacity is obtained on a variable, per minute basis. The Company's contracts with its vendors provide that rates may fluctuate, with rate change notice periods varying from five days to one year, with certain of the Company's longer term arrangements requiring the Company to make minimum usage commitments in order to avoid penalties. As a result of deregulation and competition in the international telecommunications market, the pricing of termination services varies by carrier depending on such factors as call traffic and time of day. Since the Company does not typically enter into long term contracts with these providers, pricing can change significantly over short periods of time. These changes subject the Company to unanticipated price increases and service cancellations. The Company's proprietary information systems enable the Company to track the pricing variations in the international telecommunications market on a daily basis, allowing the Company's management to locate and reroute traffic to the most cost-effective alternatives. If the Company is not able to continue to enter into cost-effective resale arrangements with its primary vendors, or is unable to locate suitable replacement vendors the Company may not be able to obtain sufficient, high quality alternative capacity, in which case the Company's business, operating results and financial condition could be materially adversely affected. See "Risk Factors--Dependence on Availability of Transmission Capacity."

     The Company currently has operating agreements with carriers in Norway, Denmark, Australia and Colombia and is in the process of negotiating additional operating agreements for other countries.

The Company has been and will continue to be selective in entering into operating agreements. The Company also has agreements with two providers of long distance services in the Asia/Pacific Rim region for termination of U.S. originated traffic that the Company aggregates in the U.S. and routes over a leased network to such countries. The Company is exploring similar relationships with carriers in other countries. The FCC or foreign regulatory agencies may take the view that such arrangements are not in compliance with current regulatory policies relating to private line resale. The operations of alternative carriers like the Company's partners, who compete with the PTT, may not be permitted by foreign regulatory agencies. To the extent that the revenue generated under such arrangements becomes a significant portion of overall revenue, the loss of such arrangements, whether as a result of regulatory problems or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the FCC could impose a range of sanctions on the Company, including fines or forfeitures, to the extent it determined any of the Company's arrangements to be non-compliant with FCC rules. See "Risk Factors--Risks of International Telecommunications Business," "-- Potential Adverse Affects of Government Regulation" and "Business -- Government Regulation."

     Switches and Transmission Facilities

     International long distance traffic to and from the U.S. is generally transmitted through an international gateway switching facility across undersea digital fiber optic cable or via satellite to a termination point. International gateway switches are digital computerized routing facilities that receive calls, route calls through transmission lines to their destination and record information about the source, destination and duration of calls. The switches are linked to digital fiber optic cables, which are typically owned by consortia of international carriers. The Company's global network facilities include both international gateway switches and rights to use undersea digital fiber optic cable.

     The Company has international gateway switches, together with sophisticated switching software, installed in Los Angeles and New York City. Each gateway includes a Northern Telecom DMS 250/300 and two Stromberg-Carlson DCO switches. The software in the Company's switches provide continuous and detailed feedback about incoming and outgoing call traffic to the Company's proprietary reporting software and to its billing system. The reporting software provides detailed real-time vendor and customer usage reports, which allow the Company to seek the most cost-effective routing of calls and to target customers who might absorb increased levels of traffic. The Company has installed multiple redundancies into its switching facilities to decrease the risk of a network failure. For example, the Company employs both battery and generator power back-up and has installed hardware that automatically shifts the system to auxiliary power during a power outage, rather than relying on manual override. In addition, the Company has contracted with a third party to provide the Company with access to a mobile emergency power supply.

     The Company's Los Angeles-based switch generally routes the majority of the Company's Asian and Pacific Rim traffic and a portion of the Company's South American traffic, while the New York switch generally routes the majority of the Company's European and African traffic and the remainder of the South American traffic. The Company plans to add switching facilities in Dallas, Texas, Miami, Florida and Atlanta, Georgia to more efficiently address the South and Central American markets. The Company is also installing a gateway switch in London, England, which will serve as the focal point for the routing of calls through a network of switches to be located in selected European cities. The Company currently expects the London switch to be operational in mid-1997. There can be no assurance that these facilities will become operational within the time frame currently anticipated by the Company.

     The Company currently owns or has IRUs in three trans-Atlantic (Canus-1, Cantat-3 and TAT-12/13) and two interEuropean (Odin and Rioja) digital fiber optic cables serving the U.K., Norway and Denmark, two trans-Pacific cables (TPC-5 and APCN) serving Australia and the Philippines, one interEuropean cable (UK Netherlands 14) and is in the process of negotiating to acquire ownership rights or IRUs in other cables. The Company plans to increase its investment in direct and IRU ownership of cable in situations where the Company enters into operating agreements and in other situations in which it determines that such an investment would enhance operating efficiency or reduce transmission costs.

     The cost for each unit of transmission capacity in jointly owned carrier undersea cables depends on the percentage of cable capacity that has been purchased. The total cost of the cable is fully allocated among the participants of the physical capacity of the cable. The per-unit cost of capacity declines as the percentage of cable capacity is fully purchased.

SALES, MARKETING AND CUSTOMERS

     The Company markets its services on a wholesale basis to other telecommunications companies through its experienced direct sales force and marketing/account management team who leverage the long term industry relationships of the Company's senior management. The Company reaches its customers primarily through domestic and international trade shows and through relationships gained from years of experience in the telecommunications industry. As of March 31, 1997, the Company had 13 sales and marketing employees.

     The Company's sales and marketing employees utilize the extensive, customer specific usage reports and network utilization data generated by the Company's sophisticated information systems to negotiate agreements with customers and prospective customers more effectively and to rapidly respond to changing market conditions. The Company believes that it has been able to compete more effectively as a result of the personalized service and ongoing senior management-level attention that is given to each customer.

     In connection with the Company's proposed expansion into the commercial market, the Company expects to utilize a direct sales force. Establishment of a sales force capable of effectively expanding the Company's services into the retail market can be expected to require substantial efforts and management and financial resources. See "Risk Factors--Management of Changing Business."

     The Company's wholesale customers include both facilities-based carriers and switch-based long distance providers that purchase the Company's services for resale to their own customers. In the first quarter of 1997, the Company provided switched long distance services to 88 customers, including eight of the twelve largest U.S.-based long distance carriers. In 1996, the Company's largest customer, CCI, accounted for approximately 21% of the Company's revenue. No other customer accounted for more than 10% of the Company's revenue during such period. The Company no longer provides service to CCI. In 1995, CCI accounted for 36.5% of the Company's revenue. In 1994, during which time the Company was engaged in activities unrelated to its current business, the Company's largest customer, CareTel, accounted for 56% of the Company's revenue. Any loss or decrease in usage by the Company's major customers could have a material adverse effect on the Company's business, operating result or financial condition. See "Risk Factors--Dependence on Other Long Distance Providers; Customer Concentration and Increased Bad Debt Exposure."

INFORMATION AND BILLING SYSTEMS

     The Company's operations use advanced information systems including call data collection and call data storage linked to a proprietary reporting system. The Company also maintains redundant billing systems for rapid and accurate customer billing. The Company's systems enable it, on a real-time basis to determine the most cost-effective termination alternatives, monitor customer usage and manage profit margins. The Company's systems also enable it to ensure accurate and timely billing and reduce routing errors.

     The Company's proprietary reporting software compiles call, price and cost data into a variety of reports which the Company can use to re-program its routes on a real time basis. The Company's reporting software can generate the following reports as needed:

     - customer usage, detailing usage by country and by time period within country, in order to track sales and rapidly respond to any loss of traffic from a particular customer;

     - country usage, subtotaled by vendor or customer, which assists the Company with route and network planning;

     - vendor rates, through an audit report that allows management to determine at a glance which vendors have the lowest rates for a particular country in a particular time period;

     - vendor usage by minute, enabling the Company to verify and audit vendor bills;

     - dollarized vendor usage to calculate the monetary value of minutes passed to the Company's vendors, which assists with calculating operating margin when used in connection with the customer reports; and

     - loss reports used to rapidly highlight routing alternatives that are operating at a loss as well as identifying routes experiencing substantial overflow.

     The Company has built multiple redundancies into its billing and call data collection systems. Two call collector computers receive redundant call information simultaneously, one of which produces a file every 24 hours for billing purposes while the other immediately forwards the call data to corporate headquarters for use in customer service and traffic analysis. The Company maintains two independent and redundant billing systems in order to both verify billing internally and to ensure that bills are sent out on a timely basis. All of the call data, and resulting billing data, are continuously backed up on tape drives and redundant storage devices.

COMPETITION

     The international telecommunications industry is intensely competitive and subject to rapid change. The Company's competitors in the international wholesale switched long distance market include large, facilities-based multinational corporations and PTTs, smaller facilities-based providers in the U.S. and overseas that have emerged as a result of deregulation, switched-based resellers of international long distance services and international joint ventures and alliances among such companies. International wholesale switched long distance providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. The Company believes that it competes favorably on the basis of price, transmission quality and customer service. The number of the Company's competitors is likely to increase as a result of the new competitive opportunities created by the WTO Agreement. Further, under the terms of the WTO Agreement, the United States and the other 68 countries participating in the Agreement have committed to open their telecommunications markets to competition, and foreign ownership and adopt measures to protect against anticompetitive behavior, effective starting on January 1, 1998. As a result, the Company believes that competition will continue to increase, placing downward pressure on prices. Such pressure could adversely affect the Company's gross margins if the Company is not able to reduce its costs commensurate with such price reductions.

     Competition from Domestic and International Companies and Alliances. The U.S.-based international telecommunications services market is dominated by AT&T, MCI and Sprint. The Company also competes with WorldCom, Inc., Pacific Gateway Exchange, Inc., TresCom International, Inc. and other U.S.-based and foreign long distance providers, many of which have considerably greater financial and other resources and more extensive domestic and international communications networks than the Company. The Company anticipates that it will encounter additional competition as a result of the formation of global alliances among large long distance telecommunications providers. For example, MCI and British Telecommunications recently announced a proposed merger that would create a global telecommunications company called Concert, and additionally have announced an alliance with Telefonica de Espana. The effect of the proposed merger and alliance could create significantly increased competition. Many of the Company's current competitors are also the Company's customers. The Company's business would be materially adversely affected to the extent that a significant number of such customers limit or cease doing business with the Company for competitive or other reasons. Consolidation in the telecommunications industry could not only create even larger competitors with greater financial and other resources, but could also adversely affect the Company by reducing the number of potential customers for the Company's services.

     Competition from New Technologies. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite and undersea cable transmission capacity for services similar to those provided by the Company. Such technologies include satellite-based systems, such as the proposed Iridium and GlobalStar systems, utilization of the Internet for international voice and data communications and digital wireless communication systems such as PCS. The Company is unable to predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services.

     Increased Competition as a Result of a Changing Regulatory
Environment. The FCC recently granted AT&T's petitions to be classified as a non-dominant carrier in the domestic interstate and international markets, which has allowed AT&T to obtain relaxed pricing restrictions and relief from other regulatory constraints, including reduced tariff notice requirements. These reduced regulatory requirements could make it easier for AT&T to compete with the Company. In addition, the Telecommunications Act, which substantially revises the Communications Act, permits and is designed to promote additional competition in the intrastate, interstate and international telecommunications markets by both U.S.-based and foreign companies, including the RBOCs. RBOCs, as well as other existing or potential competitors of the Company, have significantly more resources than the Company. The Company also expects that competition from carriers will increase in the future along with increasing deregulation of telecommunications markets worldwide. As a result of these and other factors, there can be no assurance that the Company will continue to compete favorably in the future. See "Risk Factors--Potential Adverse Affects of Government Regulation" and "--Significant Competition."

GOVERNMENT REGULATION

     The Company provides international facilities-based and resale services subject to the regulatory jurisdiction of the FCC. The Company also may be subject to regulation in foreign countries in connection with certain business activities. For example, the Company's use of transit agreements or arrangements, if any, may be affected by regulations in either the transited or terminating foreign jurisdiction. There can be no assurance that the FCC or foreign countries will not adopt regulatory requirements that could adversely affect the Company. See "Risk Factors--Potential Adverse Affects of Government Regulation."

     Federal Regulation

     General Requirements. The Company must comply with the requirements of common carriage under the Communications Act, including the offering of service on a non-discriminatory basis at just and reasonable rates, and obtaining FCC approval prior to any assignment of authorizations or any transfer de jure or de facto control of the Company. The FCC has authority to enforce the Communications Act and its rules as they may apply to carriers such as the Company either in proceedings initiated upon its own motion or in response to challenges by third parties.

     The FCC has established different levels of regulation for dominant and non-dominant carriers. The Company is classified as a non-dominant carrier for international service. The Communications Act and the FCC's rules require all international carriers, including the Company, to obtain authority under Section 214 of the Communications Act prior to leasing or acquiring capacity, and/or initiating international telecommunications services. Carriers must also file at the FCC and maintain tariffs containing the rates, terms, and conditions applicable to their services, as well as comply with various FCC reporting and contract filing requirements. The trend at the FCC has been to reduce regulation and facilitate competition. To that end, the FCC recently declared AT&T to be a non-dominant international carrier. Nevertheless, an otherwise non-dominant U.S.-based carrier may be subject to dominant carrier regulation on a specific international route if it is affiliated with a foreign carrier operating at the foreign point. The Company has no affiliations that would subject it to dominant carrier treatment on any route.

     International Services. FCC rules require the Company to obtain facilities-based Section 214 authorization to operate its channels of communication via satellites and undersea fiber optic cables, and Section 214 resale authority to resell international services. The Company holds both facilities-based and resale international authorizations, including a "global"
Section 214 authorization that provides broad authority to offer switched and private line international services. As required by FCC rules, the Company has filed an international tariff with the FCC.

     The FCC imposes few restrictions on the resale of international switched services. The FCC does, however, limit the resale of international private lines for the provision of switched telecommunications services interconnected to the public switched network at one end or at both ends, generally referred to as "private line resale." Private line resale is permitted only on those routes where the FCC has found that U.S. carriers have equivalent opportunities to offer similar services in the foreign country. The FCC permits private line resale to Canada, the U.K., Sweden and New Zealand and is considering applications for equivalency determinations in Australia, Denmark, Chile, Finland and Mexico. As a result of the recent signing of the WTO Agreement, the FCC may repeal or revise the "equivalency" test and apply the more inclusive WTO standards.

     The Company has entered into agreements with certain foreign carriers to provide switched services over leased lines. The Company has agreed to pay a termination charge to compensate the foreign carriers for terminating the services over their networks. It is possible that the FCC would adopt the view that these arrangements do not comply with the private line resale policy and filing requirements that pertain to certain carrier agreements. In that event, the FCC could, among other measures, impose a cease and desist order and/or impose fines on the Company. There can be no assurance that the FCC's action in this regard, if any, would not have a material adverse effect on the Company's business.

     The Company must also conduct its international business in compliance with the FCC's international settlements policy ("ISP"). The ISP establishes the permissible arrangements for U.S.-based carriers and the foreign correspondents to settle the cost of terminating each other's traffic over their respective networks. The precise terms of settlement are established on a correspondent agreement, also referred to as an operating agreement. Among other terms, the operating agreement establishes the types of service covered by the agreement, the division of revenues between the carrier that bills for the call and the carrier that terminates the call at the other end, the frequency of settlements (i.e., monthly or quarterly), the currency in which payments will be made, the formula for calculating traffic flows between countries, technical standards, procedures for the settlement of disputes, the effective date of the agreement and the term of the agreement.

     The ISP is designed to eliminate foreign carriers' incentives and opportunities to discriminate in their operating agreements among different U.S. carriers through "whipsawing." Whipsawing refers to the practice of a foreign carrier favoring one U.S.-based carrier over another in exchange for an accounting, settlement rate and/or other term that benefits the foreign carrier but may otherwise be inconsistent with the U.S. public interest. Under the ISP, U.S. carriers can only enter into operating agreements that contain the same accounting rate offered to all U.S. carriers. When a U.S. carrier negotiates an accounting rate with a foreign correspondent that is lower than the accounting rate offered to another U.S. carrier for the same service, the U.S. carrier with the lower rate must file a waiver or a notification letter with the FCC. If a U.S. carrier varies the terms and conditions of its operating agreement in addition to lowering the accounting rate, then the U.S. carrier must request a waiver of the FCC's rule. Unless prior FCC approval is obtained, the amount of payment or "settlement rate" generally must be one half of the accounting rate. Carriers must obtain waivers of the FCC's rules if they wish to vary the settlement rate from one-half of the accounting rate. U.S. carriers are also subject to the principle of proportionate return to assure that competing U.S. carriers have roughly equitable opportunities to receive the return traffic from foreign correspondent that reduces the marginal cost of providing international service. Consistent with its procompetition policies, the FCC prohibits U.S. carriers from bargaining for any special concessions from foreign partners.

     The FCC is currently considering whether to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to the routing arrangements (referred to as "transiting"). Under certain arrangements referred to as "refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. The FCC to date has made no pronouncement as to whether refile arrangements comport either with U.S. or ITU regulations. It is possible that the FCC will determine that refiling, as defined, violates U.S. and/or international law. To the extent that the Company's traffic is routed through a third country to reach a destination country, such an FCC determination with respect to transiting and refiling could have a material adverse effect on the Company's business operating results and financial condition.

     The FCC is considering these and other international service issues in the context of several policy rulemaking proceedings and in response to specific petitions and applications filed by other international carriers. In one recent proceeding, the FCC reduced regulatory requirements of nondominant international telecommunications service providers such as the Company. The FCC also recently enacted certain changes in its rules designed to permit more flexibility in its ISP as a method of achieving lower cost-based accounting rates as more facilities-based competition is permitted in foreign markets. Specifically, the FCC has decided to allow U.S. carriers, subject to certain competitive safeguards, to propose methods to pay for international call termination that deviate from traditional bilateral accounting rates and the ISP. While this rule change may provide more flexibility to the Company to respond more rapidly to changes in the global telecommunications market, it will also provide similar flexibility to the Company's competitors. In addition, the FCC has also recently proposed revisions to its international settlement "benchmark" rates, which are the FCC's target ceilings for prices that U.S. carriers should pay to foreign carriers for terminating U.S. calls overseas. Partially in order to comply with WTO standards of "Most Favored Nation" and "National Treatment," the FCC has also proposed that private line resale be permitted to countries with accounting rates within the new benchmarks even if the FCC has not decided that such countries offer equivalent opportunities to U.S. carriers. The FCC's proposal is intended to move settlement rates closer to the costs that would be reflected in a competitive international telecommunications market. The FCC's continuing resolution of issues in such proceedings either may facilitate the Company's international business or adversely affect the Company's international business (by, for example, liberalizing requirements that predominately affect larger carriers). The Company is unable to predict how the FCC will resolve pending international policy issues or how such resolution will affect its international business.

     International telecommunications service providers are required to file copies of their contracts with other carriers, including operating agreements, at the FCC within 30 days of execution. The Company has filed both of its operating agreements with European carriers (including accounting rate terms) with the FCC. The FCC's rules also require the Company to periodically file a variety of reports regarding its international traffic flows and revenues and use of international facilities. The FCC is engaged in a rulemaking proceeding in which it has proposed to reduce certain reporting requirements of common carriers. The Company is unable to predict the outcome of this proceeding or its effect on the Company.

     Foreign Ownership and Affiliations. The Communications Act limits the ownership of an entity holding a radio license by non-U.S. citizens, foreign corporations and foreign governments. The Company does not currently hold any radio licenses. Although these ownership restrictions currently do not apply to non-radio facilities, such as fiber optic cable, there can be no assurance that such restrictions will not be imposed on the operation of non-radio facilities used for the provision of international services. The FCC also regulates the extent to which U.S. international services carriers may become affiliated with foreign carriers. U.S. carriers must report to the FCC a 10% ownership affiliation with a foreign carrier and may be regulated as a dominant carrier on specific routes if it has a 25% or more affiliation with a foreign carrier. Under current FCC rules, foreign-affiliated carriers may also be subject to the FCC's "effective competitive opportunity" test, which examines, in determining whether the foreign carrier or its affiliate may provide services in the U.S. market, the extent to which U.S. carriers are afforded effective competitive opportunities to compete for like services in destination countries where the foreign carrier has market power. The Company does not currently have any foreign affiliations, but there can be no assurance that these rules will not prevent the Company from implementing its business plans in the future. Moreover, the FCC has proposed new rules that implement the WTO Agreement by, among other things, relaxing the limitation on the entry of foreign carriers from WTO-member countries into the U.S. market. There can be no assurance that the FCC will adopt such rule changes.

     Foreign Regulation

     United Kingdom. In the U.K., the Company's services are subject to regulation by the U.K. Office of Telecommunications. The U.K. generally permits competition in all sectors of the telecommunications market, subject to licensing requirements and license conditions. Individual licenses (with standard conditions) are required for the provision of facilities-based services and for the provision of ISR services over leased international lines. The Company has been granted licenses to provide ISR and international facilities-based voice services to all international points from the U.K. Implementation of these licenses would permit the Company to engage in cost-effective routing of traffic between the U.S. and the U.K. and beyond. However, the Company is subject to certain conditions that could limit its ability to provide the lowest cost service to certain countries than would otherwise be possible absent the conditions. In addition, there can be no assurance that future changes in regulation and government will not have a material adverse effect on the Company's business, operating results and financial condition.

     Other Countries. The Company plans to initiate a variety of services in certain European countries including Belgium, France and Germany. These services will include value-added services to closed user groups and other voice services as regulatory liberalization in those countries permits. These and other countries have announced plans or adopted laws to permit varying levels of competition in the telecommunications market. Under the terms of the WTO Agreement, each of the signatories has committed to opening its telecommunications market to competition, foreign ownership and to adopt measures to protect against anticompetitive behavior, effective starting on January 1, 1998. Although the Company plans to obtain authority to provide service under current and future laws of those countries, or, where permitted, provide service without government authorization, there can be no assurance that foreign laws will be adopted and implemented providing the Company with effective practical opportunities to compete in these countries. Moreover, there can be no assurance of the nature and pace of liberalization in any of these markets. The Company's inability to take advantage of such liberalization could have a material adverse affect on the Company's ability to expand its services as planned.

EMPLOYEES

     As of March 31, 1997, the Company employed 115 full-time employees. The Company is not subject to any collective bargaining agreement and it believes that its relationships with its employees are good.

PROPERTIES

     The Company's principal offices are located in Santa Barbara, California in four facilities providing an aggregate of approximately 17,659 square feet of office space. Approximately 5,332 square feet of this office space is leased pursuant to two leases that both expire in July 1999. The remaining approximately 12,327 square feet of office space is located in two buildings and is rented by the Company pursuant to a lease that expires in June 2003. The Company also leases approximately 16,595 square feet of space for its switching facility in Los Angeles, California under a sublease and a lease expiring in April 2006, approximately 7,922 square feet of space for its switching facility in New York, New York under a lease expiring in April 2006, approximately 6,167 square feet of space for its switching facility in Dallas, Texas under a lease expiring in March 2007, and approximately 8,000 square feet of space for its switching facility in London, England under a lease expiring in July 2006. The aggregate facility lease payments made by the Company in 1996 were $561,822. The Company believes that all other terms of the leases are those commercially reasonable other terms that are typically found in commercial leases in each of the respective areas in which the Company leases space. The Company believes that its facilities are adequate to support its current needs and that additional facilities will be available as needed.

LITIGATION

     In February 1996, the Company filed an action in Santa Barbara County Superior Court against Communication Telesystems International ("CTS") seeking $2.0 million in damages for an alleged breach of two contracts with CTS. The Company claims that CTS failed to pay amounts due to the Company and made certain demands that CTS was not entitled to make under the contract and that CTS then repudiated the contracts. CTS filed a separate action against the Company, seeking to recover liquidated damages of $6.0 million for the Company's alleged breach of one of the contracts. CTS claims that it is entitled to liquidated damages as a result of the Company's failure to deliver an increased cash deposit. The Company was granted summary judgment on CTS's First Amended Complaint claims on May 14, 1997. The Company intends to pursue its claim against CTS and to vigorously defend against any potential appeals by CTS. There can be no assurance, however, that the Company will prevail either in its collection of damages or in defending against any potential appeals by CTS. In addition, whether or not the Company is ever able to collect its damages or were to prevail in any potential appeals, such collection process and appeal could be time consuming and costly.

     In March 1997, the Company filed an action in Santa Barbara County Superior Court against NetSource, Inc. (formerly MTC Telemanagement Corporation) ("NetSource") seeking approximately $1.6 million in damages for an alleged breach of a contract with NetSource. The Company claims that NetSource failed to pay amounts due to the Company. There can be no assurance, however, that the Company will prevail in its collection of damages. In addition, whether or not the Company is ever able to collect its damages, such collection process could be time consuming and costly.


     In June 1997, Universal Communications Network ("UCN") filed an action in Los Angeles Superior Court against the Company alleging that it is owed $590,000 for services rendered to the Company and seeking damages in excess of $5.0 million based upon a number of tort and contract claims. While the Company has not yet responded to UCN's complaint, the Company believes that UCN's claims are without merit and intends to vigorously defend this action. However, since litigation is an unpredictable process, there can be no assurance that the Company will prevail in this action or that any liability resulting from such claims will not have a material adverse effect on the Company's results of operations.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The officers and directors of the Company, and their ages as of March 31, 1997, are as follows:

               NAME                  AGE                    POSITION
-----------------------------------  ---   -------------------------------------------
Christopher E. Edgecomb............  38    Chief Executive Officer, Chairman of the
                                             Board and Director
Mary A. Casey(1)...................  34    President, Secretary and Director
David Vaun Crumly..................  33    Executive Vice President--Sales and
                                           Marketing
James E. Kolsrud...................  52    Executive Vice President--Operations and
                                             Engineering
Kelly D. Enos......................  38    Chief Financial Officer, Treasurer and
                                             Assistant Secretary
Gordon Hutchins, Jr.(2)............  47    Director
John R. Snedegar(1)(2).............  47    Director
Roland A. Van der Meer(1)(2).......  36    Director

------------------------------
(1) Member of Audit Committee
(2) Member of Compensation Committee

     Christopher E. Edgecomb co-founded the Company in September 1993, served as President of the Company until January 1996 and has served as the Company's Chief Executive Officer and Chairman of the Board since January 1996. Mr. Edgecomb has been a Director of the Company since its inception. Prior to that time, Mr. Edgecomb was a founder and the Executive Vice President of West Coast Telecommunications ("WCT"), a nation-wide long distance carrier, from August 1989 to December 1994. Prior to founding WCT, Mr. Edgecomb was President of Telco Planning, a telecommunications consulting firm, from January 1986 to July 1989. Prior to that time, Mr. Edgecomb held senior level sales and marketing positions with TMC Communications, American Network and Bay Area Teleport.

     Mary A. Casey has been a Director and Secretary of the Company since co-founding the Company in September 1993, and has served as the Company's President since January 1996. Prior to that time, Ms. Casey was Director of Customer Service at WCT from December 1991 to June 1993, and served as Director of Operator Services at Call America, a long distance telecommunications company, from May 1988 to December 1991.

     David Vaun Crumly has served as the Company's Executive Vice President--Sales and Marketing since January 1996. Prior to that time, Mr. Crumly served as a consultant to the Company from November 1995 to January 1996, was Vice President of Carrier Sales of Digital Network, Inc. from June 1995 to November 1995 and was Director of Carrier Sales of WCT from June 1992 to June 1995. Prior to joining WCT, Mr. Crumly served in various sales and marketing capacities with Metromedia, a long-distance company, from September 1990 to June 1992 and with Claydesta, a long-distance company, from May 1987 to September 1989.

     James E. Kolsrud has served as the Company's Executive Vice President--Operations and Engineering since September 1996. Prior to joining the Company, Mr. Kolsrud was an international telecommunications consultant from March 1995 to September 1996. Prior to that time, he was a Vice President, Corporate Engineering and Administration of IDB Communications Group, Inc. ("IDB"), an international communications company, from October 1989 to March 1995, and prior to that time, he was President of the International Division of IDB.

     Kelly D. Enos has served as the Company's Chief Financial Officer since December 1996 and as Treasurer and Assistant Secretary since April 1997. Prior to that time, Ms. Enos was an independent consultant in the merchant banking field from February 1996 to November 1996 and a Vice President of Fortune Financial, a merchant banking firm, from April 1995 to January 1996. Ms. Enos served as a Vice President of Oppenheimer & Co., Inc., an investment bank, from July 1994 to March 1995 and a Vice President of Sutro & Co., an investment bank, from January 1991 to June 1994.

     Gordon Hutchins, Jr. has served as a Director of the Company since January 1996. Mr. Hutchins has been President of GH Associates, a management consulting company, since July 1989. Prior to founding GH Associates, Mr. Hutchins served as President and Chief Executive Officer of ICC Telecommunications, a competitive access provider, and held senior management positions with several other companies in the telecommunications industry. Mr. Hutchins serves as a director of United Digital Network, Inc., a long distance telecommunications company.

     John R. Snedegar has served as a Director of the Company since January 1996. Mr. Snedegar has been the President of United Digital Network, Inc., a long distance telecommunications company, since June 1990. Mr. Snedegar serves as a director of StarBase Corporation, a software development company.

     Roland A. Van der Meer has served as a Director of the Company since July 1996. Mr. Van der Meer has been a partner with Partech International, a venture capital firm, since April 1993. Prior to that time, Mr. Van der Meer was a partner with Communications Ventures from April 1987 to February 1993.

BOARD COMPOSITION

     The Company currently has authorized seven directors, and five acting directors. In accordance with the terms of the Company's Certificate of Incorporation, upon the closing of the offering the terms of office of the Board of Directors will be divided into three classes; Class I, whose term will expire at the annual meeting of stockholders to be held in 1998; Class II, whose term will expire at the annual meeting of stockholders to be held in 1999; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2000. The Class I directors are Gordon Hutchins, Jr. and John R. Snedegar, the Class II directors are Roland A. Van der Meer and Mary A. Casey, and the Class III director is Christopher E. Edgecomb. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or changes in management of the Company. See "Risk
Factors -- Anti-takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law" and "Description of Capital Stock -- Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors, other than nonemployee directors, devotes substantially full time to the affairs of the Company. The Company's nonemployee directors devote such time to the affairs of the Company as is necessary to discharge their duties. There are no family relationships among any of the directors, officers or key employees of the Company.

DIRECTOR COMPENSATION

     The Company's non-employee directors receive $2,000 for each Board meeting attended and $1,000 for each telephonic Board meeting. In addition, each non-employee director is reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and its committees. In 1996, Messrs. Hutchins and Snedegar were each granted stock options to purchase 10,000 shares of the Company's Common Stock. In 1997, Messrs. Hutchins, Snedegar and Van der Meer were each granted stock options to purchase 5,000 shares of the Company's Common Stock. See "Certain Transactions--Transactions with Outside Directors."

EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth the compensation earned by the Company's Chief Executive Officer and four other executive officers who earned (or would have earned) salary and bonus in excess of $100,000 for services rendered in all capacities to the Company and its subsidiaries for the fiscal year ended December 31, 1996 (the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                     ------------
                                                                        AWARDS
                                                      ANNUAL         ------------
                                                   COMPENSATION       SECURITIES
                                                   ------------       UNDERLYING       ALL OTHER
           NAME AND PRINCIPAL POSITION              SALARY($)         OPTIONS(#)    COMPENSATION($)
-------------------------------------------------  ------------      ------------   ---------------
Christopher E. Edgecomb..........................    $360,000                 0         $ 9,223(1)
  Chief Executive Officer and Chairman of the
     Board
Mary A. Casey....................................     156,042(2)              0          15,028(3)
  President and Secretary
John D. Marsch...................................     160,000(4)        400,000           4,000(5)
  Executive Vice President--STAR Europe
David Vaun Crumly................................     298,002           200,000           3,920(3)
  Executive Vice President--Sales and Marketing
Kelly D. Enos....................................      12,500(6)         75,000               0
  Chief Financial Officer, Treasurer and
     Assistant Secretary

------------------------------
(1) Consists of life insurance and health insurance premiums paid by the Company.

(2) Ms. Casey's annual salary is currently set at $195,000.

(3) Consists of life insurance and health insurance premiums and a car allowance paid by the Company.

(4) Mr. Marsch joined the Company in May 1996 and resigned as Executive Vice President--STAR Europe effective January 30, 1997.

(5) Consists of a car allowance paid by the Company.

(6) Ms. Enos joined the Company in December 1996; her annual salary is currently set at $150,000.

     The following table contains information concerning the stock option grants made to each of the Named Officers named below for the year ended December 31, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                              POTENTIAL
                                                 INDIVIDUAL GRANTS                           REALIZABLE
                              --------------------------------------------------------    VALUE AT ASSUMED
                              NUMBER OF       % OF TOTAL                                   ANNUAL RATES OF
                              SECURITIES        OPTIONS                                         STOCK
                              UNDERLYING      GRANTED TO                                 PRICE APPRECIATION
                               OPTIONS         EMPLOYEES      EXERCISE OR                  OPTION TERM(1)
                               GRANTED            IN          BASE PRICE    EXPIRATION   -------------------
            NAME                 (#)          FISCAL YEAR       ($/SH)         DATE       5%($)      10%($)
----------------------------  ----------      -----------     -----------   ----------   --------   --------
John D. Marsch..............    200,000(2)       12.89%          $2.00        02/28/06   $251,558   $637,497
                                200,000(3)       12.89            2.00        04/30/06    251,558    637,497
David Vaun Crumly...........    180,000(4)       11.60            1.50        01/21/06    169,802    430,310
                                 20,000(5)        1.29            3.00        05/14/06     37,734     95,625
Kelly D. Enos...............     75,000(6)        4.83            8.20        12/09/06    386,770    980,152

------------------------------
(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officer.

(2) Mr. Marsch became vested in 100,000 of the option shares on March 1, 1997, and, pursuant to Mr. Marsch's revised employment agreement with the Company, the remaining 100,000 option shares are forfeited.

(3) The option is fully vested and exercisable.

(4) The option is vested and exercisable with respect to 60,000 of the option shares and becomes fully vested and exercisable with respect to the balance upon the closing of the offering.

(5) The option is vested and exercisable with respect to 5,000 of the option shares and becomes exercisable with respect to the balance in three equal annual installments on December 31, 1997, 1998 and 1999, respectively.

(6) The option becomes exercisable in four equal annual installments on December 2, 1997, 1998, 1999 and 2000, respectively.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     No options were exercised by the Named Officers for the fiscal year ended December 31, 1996. No stock appreciation rights were exercised during such year or were outstanding at the end of that year. The following table sets forth certain information with respect to the value of stock options held by each of the Named Officers as of December 31, 1996.

                         FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                   OPTIONS AT FY-END(#)         OPTIONS AT FY-END($)(1)
                                                ---------------------------   ---------------------------
                     NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------------------------  -----------   -------------   -----------   -------------
John D. Marsch................................    200,000        200,000      $ 1,520,000    $ 1,520,000
David Vaun Crumly.............................     65,000        135,000          519,000      1,071,000
Kelly D. Enos.................................          0         75,000                0        105,000

------------------------------

(1) Based on the fair market value of the Company's Common Stock at year-end ($9.60 per share, as determined by the Company's Board of Directors) less the exercise price payable for such shares.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Company's Board was formed in May 1996, and the members of the Compensation Committee are Gordon Hutchins, Jr., John R. Snedegar and Roland A. Van der Meer. None of these individuals was at any time during the year ended December 31, 1996, or at any other time, an officer or employee of the Company. No member of the Compensation Committee of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

1997 OMNIBUS STOCK INCENTIVE PLAN

     The Company's 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan") was adopted by the Board of Directors on January 30, 1997, subject to stockholder approval, as the successor to the Company's 1996 Supplemental Option Plan (the "Supplemental Plan"). The Company has reserved 1,500,000 shares for issuance under the Omnibus Plan. This share reserve is comprised of (i) the 1,000,000 shares that were available for issuance under the Supplemental Plan, plus (ii) an increase of 500,000 shares. As of March 31, 1997, no shares had been issued under the Omnibus Plan, options for 466,827 shares were outstanding (from the Supplemental Plan) and 1,033,173 shares remained available for future grant. Shares of Common Stock subject to outstanding options, including options granted under the Supplemental Plan, which expire or terminate prior to exercise, will be available for future issuance under the Omnibus Plan. In addition, if stock appreciation rights ("SARs") and stock units are settled under the Omnibus Plan, then only the number of shares actually issued in settlement will reduce the number of shares available for future issuance under this plan.

     Under the Omnibus Plan, employees, outside directors and consultants may be awarded options to purchase shares of Common Stock, SARs, restricted shares and stock units. Options may be incentive stock options designed to satisfy section 422 of the Internal Revenue Code or nonstatutory stock options not designed to meet such requirements. SARs may be awarded in combination with options, restricted shares or stock units, and such an award may provide that the SARs will not be exercisable unless the related options, restricted shares or stock units are forfeited.

     The Omnibus Plan will be administered by a committee designated by the Board of Directors of the Company and comprised of two or more directors (the "Committee"). The Committee has the complete discretion to determine which eligible individuals are to receive awards; determine the award type, number of shares subject to an award, vesting requirements and other features and conditions of such awards; interpret the Omnibus Plan; and make all other decisions relating to the operation of the Omnibus Plan.

     The exercise price for options granted under the Omnibus Plan may be paid in cash or in outstanding shares of Common Stock. Options may also be exercised on a cashless basis, by a pledge of shares to a broker or by promissory note. The payment for the award of newly issued restricted shares will be made in cash. If an award of SARs, stock units or restricted shares from the Company's treasury is granted, no cash consideration is required.

     The Committee has the authority to modify, extend or assume outstanding options and SARs or may accept the cancellation of outstanding options and SARs in return for the grant of new options or SARs for the same or a different number of shares and at the same or a different exercise price.

     The Board may determine that an outside director may elect to receive his or her annual retainer payments and meeting fees from the Company in the form of cash, options, restricted shares, stock units or a combination thereof. The Board will decide how to determine the number and terms of the options, restricted shares or stock units to be granted to outside directors in lieu of annual retainers and meeting fees.

     Upon a change in control, the Committee may determine that an option or SAR will become fully exercisable as to all shares subject to such option or SAR. A change in control includes a merger or consolidation of the Company, certain changes in the composition of the Board and acquisition of 50% or more of the combined voting power of the Company's outstanding stock. In the event of a merger or other reorganization, outstanding options, SARs, restricted shares and stock units will be subject to the agreement of merger or reorganization, which may provide for the assumption of outstanding awards by the surviving corporation or its parent, their continuation by the Company (if the Company is the surviving corporation), accelerated vesting and accelerated expiration, or settlement in cash.

     The Board may amend or terminate the Omnibus Plan at any time. Amendments may be subject to stockholder approval to the extent required by applicable laws. In any event, the Omnibus Plan will terminate on January 22, 2007, unless sooner terminated by the Board.

1996 OUTSIDE DIRECTOR NONSTATUTORY STOCK OPTION PLAN

     The Company's 1996 Outside Director Nonstatutory Stock Option Plan (the "Director Plan") was ratified and approved by the Board of Directors as of May 14, 1996. The Company has reserved 200,000 shares of Common Stock for issuance under the Director Plan. As of March 31, 1997, no shares had been issued under the Director Plan, options for 55,000 shares were outstanding and 145,000 shares remained available for future grant. If an outstanding option expires or terminates unexercised, then the shares subject to such option will again be available for issuance under the Director Plan.

     Under the Director Plan, outside directors of the Company may receive nonstatutory options to purchase shares of Common Stock. The Director Plan will be administered by the Board or the Compensation Committee (known as "Plan Administrator"). The Plan Administrator has the discretion to determine which eligible individuals will receive options, the number of shares subject to each option, vesting requirements and any other terms and conditions of such options.

     The exercise price for options granted under the Director Plan will be at least 85% of the fair market value of the Common Stock on the option grant date, shall be 110% of the fair market value of the Common Stock on the option grant date if the option is granted to a holder of more than 10% of the Common Stock outstanding and may be paid in cash, check or shares of Common Stock. The exercise price may also be paid by cashless exercise or pledge of shares to a broker.

     The Plan Administrator may modify, extend or renew outstanding options or accept the surrender of such options in exchange for the grant of new options, subject to the consent of the affected optionee.

     Upon a change in control, the Board may accelerate the exercisability of outstanding options and provide an exercise period during which such accelerated options may be exercised. The Board also has the discretion to terminate any outstanding options that had been accelerated and had not been exercised during such exercise period. In the event of a merger of the Company into another corporation in which holders of Common Stock receive cash for their shares, the Board may settle the option with a cash payment equal to the difference between the exercise price and the amount paid to holders of Common Stock pursuant to the merger.

     The Board may amend or terminate the Director Plan at any time. In any event, the Director Plan will terminate on May 14, 2006, unless earlier terminated by the Board.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company has an employment agreement with Mary A. Casey, pursuant to which Ms. Casey holds the position of President of the Company, is paid an annual salary of $16,250 per month, was entitled to purchase 818,182 shares of Common Stock, and is eligible to receive a bonus, as determined by the Chief Executive Officer and Board of Directors. The agreement also provides that Ms. Casey will receive a severance payment equal to $7,000 per month for the first six months after termination of employment, and an additional payment of $7,000 per month for the next six months, minus any amounts earned by her from other employment during such period. In addition, the agreement provides that if Ms. Casey's employment is terminated (other than for cause) within four months after a Sale Transaction (as defined below), she will continue to receive the compensation provided in this agreement until the expiration of the agreement on December 31, 1998, instead of the severance payments described above. A Sale Transaction is an acquisition of more than 75% of the voting securities of the Company, pursuant to a tender offer or exchange offer approved in advance by the Board of Directors.

     In January 1996, the Company entered into an employment agreement with David Vaun Crumly pursuant to which Mr. Crumly became Executive Vice President of the Company. The agreement provides for an annual salary of $10,000 per month with an annual increase, plus incentive bonuses tied to gross revenues of the Company. The agreement also provides for a commission on certain accounts of the Company and an option to purchase 180,000 shares of Common Stock at an exercise price of $1.50 per share. In addition, in the event of a Sale Transaction, Mr. Crumly will receive a bonus payment equal to the lesser of $1,500,000 or a percentage of the monthly gross sales of accounts relating to customers introduced to the Company by Mr. Crumly. If his employment is terminated in certain circumstances, without cause, within four months after a Sale Transaction, Mr. Crumly is entitled to receive the compensation provided in this agreement, minus any compensation earned by other employment, until the expiration of the agreement on December 31, 1998.

     In December 1996, the Company entered into an employment agreement with Kelly D. Enos, pursuant to which Ms. Enos became Chief Financial Officer of the Company. The agreement provides for an annual salary of $150,000 and an option to purchase 75,000 shares of Common Stock at an exercise price of $8.20 per share. The agreement also provides that Ms. Enos will receive a severance payment equal to the compensation which she would have received under the remaining term of this agreement if she terminates the agreement as a result of the Company's default of its material obligations and duties under this agreement or if she is terminated by the Company without cause within four months after a Sale Transaction.

     In March 1997, the Company entered into an agreement with John Marsch, pursuant to which Mr. Marsch resigned as the Company's Executive Vice President--STAR Europe. From January 30, 1997 until February 28, 1998 (the "Effective Date"), Mr. Marsch will serve as a Director of Special Projects for the Company. Until the Effective Date, pursuant to the terms of a previously executed employment agreement with the Company, Mr. Marsch will continue to receive a monthly salary of $20,000 per month, an automobile allowance of $500 per month and any other fringe benefits which he received prior to the execution of the revised employment agreement. In consideration for the continuation of his employment until the Effective Date, Mr. Marsch waived his rights to vest in 100,000 of the option shares granted to him in May 1996, and such 100,000 shares have been forfeited.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH OUTSIDE DIRECTORS

     The Company provided services to Digital Network, Inc. ("DNI") in the amount of approximately $250,000 in 1996. DNI is a wholly owned subsidiary of United Digital Network, Inc. ("UDN"), and John R. Snedegar, a Director of the Company, is President of UDN. Gordon Hutchins, Jr., a Director of the Company, serves on UDN's Board of Directors.

     Gordon Hutchins, Jr. provides consulting services to the Company. In 1996, the Company made payments of approximately $154,000 to Mr. Hutchins for general business consulting services relating to the telecommunications industry and for the performance of other tasks requested of him by the Company's Chief Executive Officer, President or Board of Directors. In addition, in consideration for consulting services provided to the Company in his capacity as a member of the Board of Directors, the Company granted to Mr. Hutchins a nonstatutory option to purchase 100,000 shares of Common Stock at an exercise price of $3.00.

     On May 15, 1996, the Company granted to Messrs. Hutchins and Snedegar each a nonstatutory option to purchase 10,000 shares of Common Stock at an exercise price of $3.00 per share under the Company's 1996 Outside Director Nonstatutory Stock Option Plan. On January 30, 1997, the Company granted to Messrs. Hutchins, Snedegar and Van der Meer each a nonstatutory option to purchase 5,000 shares of Common Stock at an exercise price of $10.80 per share under the Company's 1996 Outside Director Nonstatutory Stock Option Plan.

TRANSACTIONS WITH EXECUTIVE OFFICERS

     On October 4, 1996, the Company entered into a $12.0 million line of credit with Comerica Bank. The total amount outstanding under this line of credit as of March 31, 1997, was approximately $5.3 million. This line of credit is guaranteed by Christopher E. Edgecomb, the Company's Chief Executive Officer. Mr. Edgecomb does not receive any additional compensation in connection with such guarantee. The Company has entered into lines of credit with Mr. Edgecomb in the aggregate amount of $1,448,042 that expire on March 30, 1998. Borrowings under the lines of credit bear interest at a rate of 9.0% and there were no amounts outstanding under these lines of credit as of March 31, 1997.

     Mr. Edgecomb has two-thirds ownership of Star Aero Services, Inc. ("Star Aero"), which has ownership interests in five airplanes that the Company utilizes for business travel from time to time. For the years ended December 31, 1995 and 1996, the Company paid $144,000 and $68,000, respectively, in costs related to the use of Star Aero services. As of March 31, 1997, the Company had a receivable from Star Aero of approximately $129,000.

     David Vaun Crumly had controlling ownership of three companies that resold transmission capacity to the Company during 1996. As of March 31, 1997, the Company had made deposits on behalf of these companies of approximately $758,000 and had made payments of approximately $240,000 for such services. In addition, the Company has agreed to reimburse legal fees incurred by such companies in connection with a dispute with the provider of the capacity that was resold to STAR. To date, the fees paid or incurred total approximately $108,300.

INDEMNIFICATION

     The Company's Amended and Restated Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information known to the Company regarding beneficial ownership of its Common Stock as of May 1, 1997 assuming conversion of all outstanding shares of Preferred Stock into shares of Common Stock, and as adjusted to reflect the sale of shares offered hereby by (i) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Officers, and (iv) all current officers and directors as a group.

                                                                                           SHARES BENEFICIALLY
                                                SHARES BENEFICIALLY                               OWNED
                                                       OWNED                                    AFTER THE
                                              BEFORE THE OFFERING(1)      NUMBER OF          OFFERING(1)(2)
                                              -----------------------    SHARES BEING    -----------------------
    NAME AND ADDRESS OF BENEFICIAL OWNER       NUMBER      PERCENT(3)      OFFERED        NUMBER      PERCENT(3)
--------------------------------------------  ---------    ----------    ------------    ---------    ----------
Entities affiliated with the Hunt Family
  Trusts(4).................................  1,072,993        9.1%              --      1,072,993        6.9%
  3900 Thanksgiving Tower
  Dallas, Texas 75201
Gotel Investments, Ltd.(5)..................    914,406        7.7               --        914,406        5.9
  16, Rue de la Pelissiere
  1204, Geneva
  Switzerland
Gordon Hutchins, Jr.(6).....................     77,000          *               --         77,000          *
John R. Snedegar(7).........................     10,000          *               --         10,000          *
Roland A. Van der Meer(8)...................    275,840        2.3               --        275,840        1.8
Christopher E. Edgecomb(9)..................  7,458,162       63.1          186,700      7,271,462       46.7
Mary A. Casey(10)...........................    878,226        7.4           50,000        828,226        5.3
David Vaun Crumly(11).......................    285,000        2.4               --        285,000        1.8
James E. Kolsrud............................     10,000          *               --         10,000          *
Kelly D. Enos...............................         --          *               --             --          *
All directors and executive officers as a
  group (8 persons)(12).....................  8,994,228       74.3          236,700      8,757,528       55.3
OTHER SELLING STOCKHOLDERS
--------------------------------------------
Bancommerce Capital Corporation.............     50,000          *           12,500         37,500          *
Pacific Star Telecommunications Limited.....     25,946          *              800         25,146          *

------------------------------
  * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. The address for each listed director and officer is c/o STAR Telecommunications, Inc., 223 East De La Guerra Street, Santa Barbara, California 93101. To the Company's knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.

 (2) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

 (3) Percentage of beneficial ownership is based on 11,825,756 shares of Common Stock outstanding as of May 1, 1997, and 15,575,756 shares of Common Stock after the completion of this offering. The number of shares of Common Stock beneficially owned includes the shares issuable pursuant to stock options that are exercisable within sixty days of May 1, 1997 and, where indicated below, shares issuable pursuant to stock options that are exercisable upon the closing of the offering. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of Common Stock outstanding after this offering includes 3,750,000 shares of Common Stock being offered for sale by the Company in this offering.

 (4) Consists of 357,665 shares held by Lyda Hunt--Herbert Trusts--David Shelton Hunt, 178,832 shares held by Lyda Hunt--Herbert Trusts--Bruce William Hunt, 178,832 shares held by Lyda Hunt--Herbert Trusts--Douglas Herbert Hunt, 178,832 shares held by Lyda Hunt--

     Herbert Trusts--Barbara Ann Hunt and 178,832 shares held by Lyda Hunt--Herbert Trusts-- Lyda Bunker Hunt. The co-trustees of each of the Hunt Family Trusts hold voting and investment power for all shares of the Company's Common Stock held by the respective trusts. Walter P. Roach and Gage A. Prichard are the co-trustees of each such trust.

 (5) The board of directors of Gotel Investments, Ltd. ("Gotel") holds voting and investment power for all shares of the Company's Common Stock held by Gotel. Gotel's board of directors is comprised of Barry Guterman, Walter Stresemann and Gregory Elias.

 (6) Consists of 77,000 shares issuable upon the exercise of stock options exercisable within sixty days of May 1, 1997.

 (7) Consists of 10,000 shares issuable upon the exercise of stock options exercisable within sixty days of May 1, 1997.

 (8) Consists of 91,136 shares held by Parvest U.S. Partners II C.V., 60,758 shares held by Partech U.S. Partners III C.V., 121,516 shares held by U.S. Growth Fund Partners C.V., and 2,430 shares held by Partech International Salary Deferral Plan U/A Dated 1/1/92 FBO: Roland A. Van der Meer. Mr. Van der Meer, a Director of the Company, is a general partner of Parvest U.S. Partners II C.V., Partech U.S. Partners III C.V. and U.S. Growth Fund Partners C.V. (collectively, the "Partech Entities"). Mr. Van der Meer is the beneficiary of the Partech International Salary Deferral Plan U/A Dated 1/1/92 FBO: Roland A. Van der Meer. Mr. Van der Meer disclaims beneficial ownership of shares held by the Partech Entities, except for his proportional interest therein.

 (9) If the over-allotment option is exercised in full, the number of shares beneficially owned by Mr. Edgecomb after the offering will be reduced to 6,896,462 shares, or 43.7% of shares outstanding.

(10) If the over-allotment option is exercised in full, the number of shares beneficially owned by Ms. Casey after the offering will be reduced to 803,226 shares, or 5.1% of shares outstanding.

(11) Consists of 100,000 shares of Common Stock, 180,000 shares of Common Stock issuable upon the exercise of stock options exercisable upon the closing of the offering and 5,000 shares of Common Stock issuable upon the exercise of stock options exercisable within sixty days of May 1, 1997.

(12) Includes 272,000 shares issuable upon the exercise of stock options exercisable within sixty days of May 1, 1997, and where indicated above, shares issuable pursuant to stock options that are exercisable upon the closing of the offering.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

     As of March 31, 1997, there were 11,825,756 shares of Common Stock outstanding (assuming the conversion of the Company's Preferred Stock into 911,360 shares of Common Stock) that were held of record by approximately 47 stockholders. There will be 15,575,756 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and assuming no exercise after March 31, 1997, of outstanding options) after giving effect to the sale of the shares of Common Stock to the public offered hereby and the conversion of the Company's Preferred Stock into 911,360 shares of Common Stock.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of Preferred Stock will convert into 911,360 shares of Common Stock. Thereafter, pursuant to the Company's Amended and Restated Certificate of Incorporation, the Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Certificate of Incorporation and Bylaws

     The Company's Amended and Restated Certificate of Incorporation provides that, upon the closing of this offering, the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors. The Amended and Restated Certificate of Incorporation also provides that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Further, provisions of the Bylaws and the Amended and Restated Certificate of Incorporation provide that the stockholders may amend the Bylaws or certain provisions of the Amended and

Restated Certificate of Incorporation only with the affirmative vote of 75% of the Company's capital stock. These provisions of the Amended and Restated Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Effect of Certain Charter Provisions; Anti-takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law."

     Delaware Takeover Statute

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

     After this offering, the holders of approximately 2,813,000 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Additionally, certain holders are also entitled to demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within six months following an offering of the Company's securities, including the offering made hereby.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corp., 1745 Gardena Avenue, Glendale, California 91204, and its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 15,575,756 shares of Common Stock outstanding. Of this amount, the 4,000,000 shares offered hereby will be available for immediate sale in the public market as of the date of this Prospectus. Approximately 25,146 additional shares will be available for sale in the public market 90 days from the date of this Prospectus, and approximately 11,277,610 additional shares will be available for sale in the public market immediately following the expiration of 180-day lockup agreements with the Representatives of the Underwriters or the Company, subject in some cases to compliance with the volume and other limitations of Rule 144.

   DAYS AFTER DATE OF         APPROXIMATE SHARES
     THIS PROSPECTUS       ELIGIBLE FOR FUTURE SALE                       COMMENT
-------------------------  ------------------------     --------------------------------------------
Upon Effectiveness.......          4,000,000            Freely tradeable shares sold in offering and
                                                        shares saleable under Rule 144(k) that are
                                                        not subject to 180-day lockup.
90 days..................             25,146            Shares saleable under Rule 144.
180 days.................         11,277,610            Lockup released; shares saleable under Rule
                                                        144, 144(k) or 701.
Thereafter...............            273,000            Restricted securities held for one year or
                                                        less.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 155,758 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     The Company, its directors, executive officers, stockholders with registration rights and certain other stockholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any Common Stock without the prior consent of Hambrecht & Quist LLC for a period of 180 days from the date of this Prospectus (the "180-day Lockup Period"), except that the Company may, without such consent, grant options and sell shares pursuant to the 1996 Stock Incentive Plan, the Omnibus Plan and the Director Plan.

     Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of the date of this Prospectus, the holders of options exercisable into approximately 936,475 shares of Common Stock will be eligible to sell their shares upon the expiration of the 180-day Lockup Period.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register options to purchase shares of Common Stock issued or reserved for issuance under the

Company's stock plans or issued outside the Company's stock plans within 180 days after the date of this Prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. The Company intends to register these options on Form S-8, along with options that have not been issued under the Company's stock plans as of the date of this Prospectus.

     In addition, after this offering, the holders of approximately 2,813,000 shares of Common Stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, a syndicate of Underwriters named below (the "Underwriters"), for whom Hambrecht & Quist LLC and Alex. Brown & Sons Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 4,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                    NAME                                   NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Hambrecht & Quist LLC................................................      1,500,000
    Alex. Brown & Sons Incorporated......................................      1,500,000
    Cowen & Co...........................................................        100,000
    Donaldson, Lufkin & Jenrette Securities Corporation..................        100,000
    Goldman, Sachs & Co..................................................        100,000
    Merrill Lynch, Pierce, Fenner & Smith Incorporated...................        100,000
    Dain Bosworth Incorporated...........................................         50,000
    First Albany Corporation.............................................         50,000
    First Southwest Company..............................................         50,000
    Furman Selz LLC......................................................         50,000
    Needham & Company, Inc...............................................         50,000
    Brad Peery Inc.......................................................         50,000
    Ragen MacKenzie Incorporated.........................................         50,000
    Raymond James & Associates, Inc......................................         50,000
    The Robinson-Humphrey Company Inc....................................         50,000
    Sanders Morris Mundy Inc.............................................         50,000
    Scott & Stringfellow, Inc............................................         50,000
    Sutro & Co. Incorporated.............................................         50,000
                                                                                 -------
              Total......................................................      4,000,000
                                                                                 =======

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     Prior to this offering, there has been no established trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby has been determined by negotiation among the Company, the Representatives and the representatives of the Selling Stockholders. The factors considered in determining the initial price to the public included the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of this offering and the recent market prices of securities of generally comparable companies.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised by the Representatives that the Underwriters are offering the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $0.35 per share. The Underwriters may allow, and such dealers may reallow, discounts not in excess of $0.10 per share to any other Underwriter and certain other dealers; and that after the initial public offering, the price to the public, the concession and the discount to dealers may be changed by the Representatives.

     The Company and certain Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 600,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions solely to cover over-allotments. Such option may be exercised at any time until thirty days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Representatives have informed the Company that they did not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     The Company, its officers, directors, stockholders with registration rights and certain other stockholders, have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for the 180-day Lockup Period without the prior written consent of Hambrecht & Quist LLC and provided that the Company may grant options and issue shares of Common Stock upon the exercise of options under the 1996 Stock Incentive Plan, the Omnibus Plan and the Director Plan. See "Shares Eligible for Future Sale."

     Certain persons participating in this offering may overallot or affect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock of the Company at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock of the Company. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when the Common Stock of the Company sold by the syndicate member is purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     In July 1996, H&Q Star Vending Investors, L.P. purchased approximately 243,030 shares of the Company's Series A Preferred Stock for approximately $2.0 million, as part of a financing in which the Company sold an aggregate of approximately 911,360 shares of Series A Preferred Stock to a group of 22 investors for an aggregate purchase price of approximately $7.5 million. Hambrecht & Quist Management Corporation and H&Q Star Vending Investment Management, L.L.C. are the general partners of H&Q Star Vending Investors, L.P. Hambrecht & Quist Management Corporation is a wholly owned subsidiary of Hambrecht & Quist California, which also owns 99% of Hambrecht & Quist LLC. The interests of H&Q Star Vending Investment Management, L.L.C. are beneficially owned by persons affiliated with Hambrecht & Quist LLC, including its President and Chief Executive Officer.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP ("Gunderson Dettmer"), Menlo Park, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. A partnership including partners of Gunderson Dettmer is a partner in H&Q Star Vending Investors, L.P., a stockholder in the Company, and as a result maintains an indirect beneficial interest in 2,736 shares of the Company's Common Stock.

                                    EXPERTS

     The Consolidated Financial Statements of STAR Telecommunications, Inc. as of December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996, included in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Public Accountants..............................................    F-2

Consolidated Financial Statements:

Consolidated Balance Sheets...........................................................    F-3

Consolidated Statements of Operations.................................................    F-5

Consolidated Statements of Stockholders' Equity.......................................    F-6

Consolidated Statements of Cash Flows.................................................    F-7

Notes to Consolidated Financial Statements............................................    F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of STAR Telecommunications, Inc.:

     We have audited the accompanying consolidated balance sheets of STAR Telecommunications, Inc. (a Delaware corporation) and subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STAR Telecommunications, Inc. and subsidiary as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
April 10, 1997

                         STAR TELECOMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                         PRO-FORMA
                                                                                        (SEE NOTE 9)
                                              DECEMBER 31,              MARCH 31,        MARCH 31,
                                       ---------------------------     -----------     --------------
                                          1995            1996            1997              1997
                                       -----------     -----------     -----------     --------------
                                                                                (UNAUDITED)
Current Assets:
  Cash and cash equivalents..........  $   164,000     $ 1,719,000     $   766,000      $    766,000
  Short-term investments.............           --       1,630,000              --                --
  Accounts receivable, net of
     allowance of $208,000 and
     $5,733,000 at December 31, 1995
     and 1996, respectively and
     $4,862,000 at March 31, 1997....   10,046,000      22,888,000      32,879,000        32,879,000
  Receivable from related parties....       50,000         115,000         129,000           129,000
  Prepaid expenses and other
     assets..........................       84,000       1,729,000       2,120,000         2,120,000
  Prepaid taxes......................           --         677,000         591,000           591,000
                                       -----------     -----------     -----------       -----------
          Total current assets.......   10,344,000      28,758,000      36,485,000        36,485,000
                                       -----------     -----------     -----------       -----------
Property and Equipment:
  Operating equipment................    1,353,000       8,653,000      11,448,000        11,448,000
  Leasehold improvements.............      370,000       4,214,000       4,299,000         4,299,000
  Computer equipment.................      187,000       1,604,000       1,690,000         1,690,000
  Furniture and fixtures.............       61,000         435,000         650,000           650,000
                                       -----------     -----------     -----------       -----------
                                         1,971,000      14,906,000      18,087,000        18,087,000
  Less-accumulated depreciation and
     amortization....................     (128,000)     (1,201,000)     (1,924,000)       (1,924,000)
                                       -----------     -----------     -----------       -----------
                                         1,843,000      13,705,000      16,163,000        16,163,000
                                       -----------     -----------     -----------       -----------
Other Assets:
  Investments........................           --         153,000         153,000           153,000
  Deposits...........................      682,000       5,630,000       5,569,000         5,569,000
  Other..............................           --         428,000         666,000           666,000
                                       -----------     -----------     -----------       -----------
                                           682,000       6,211,000       6,388,000         6,388,000
                                       -----------     -----------     -----------       -----------
          Total assets...............  $12,869,000     $48,674,000     $59,036,000      $ 59,036,000
                                       ===========     ===========     ===========       ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                         STAR TELECOMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                         PRO-FORMA
                                                                                         (SEE NOTE
                                                                                            9)
                                                    DECEMBER 31,           MARCH 31,     MARCH 31,
                                              -------------------------   -----------   -----------
                                                 1995          1996          1997          1997
                                              -----------   -----------   -----------   -----------
                                                                                 (UNAUDITED)
Current Liabilities:
  Revolving lines of credit.................  $ 1,330,000   $ 7,814,000   $ 5,342,000   $ 5,342,000
  Revolving lines of credit with
     stockholder............................    1,198,000        26,000            --            --
  Current portion of long-term debt.........           --       267,000       460,000       460,000
  Current portion of capital lease
     obligations............................      143,000       827,000     1,246,000     1,246,000
  Accounts payable..........................    8,515,000     6,260,000    20,255,000    20,255,000
  Accrued line costs........................      476,000    19,494,000    15,895,000    15,895,000
  Accrued expenses..........................       82,000     1,621,000     1,650,000     1,650,000
                                              -----------   -----------   -----------   -----------
          Total current liabilities.........   11,744,000    36,309,000    44,848,000    44,848,000
                                              -----------   -----------   -----------   -----------
Long-Term Liabilities:
  Long-term debt, net of current portion....           --       466,000       400,000       400,000
  Capital lease obligations, net of current
     portion................................      712,000     4,808,000     5,117,000     5,117,000
  Deferred compensation.....................           --       116,000        35,000        35,000
  Deposits..................................           --            --        63,000        63,000
  Other.....................................           --        88,000       234,000       234,000
                                              -----------   -----------   -----------   -----------
                                                  712,000     5,478,000     5,849,000     5,849,000
                                              -----------   -----------   -----------   -----------
Commitments and Contingencies (Note 5)
Stockholders' Equity:
  Preferred Stock $.001 par value:
     Authorized -- 1,367,050 shares
     Issued and outstanding -- 1,367,047
       shares at December 31, 1996 and March
       31, 1997 and none in
       Pro-Forma 1997.......................           --         1,000         1,000            --
  Common Stock $.001 par value:
     Authorized -- 30,000,000 shares
     Issued and outstanding -- 9,000,000
       shares at December 31, 1995 and
       10,914,396 shares at December 31,
       1996 and March 31, 1997 and
       11,825,756 in Pro Forma 1997.........        9,000        11,000        11,000        12,000
  Additional paid-in capital................    1,094,000    13,637,000    13,637,000    13,637,000
  Deferred compensation.....................           --      (118,000)      (98,000)      (98,000)
  Retained deficit..........................     (690,000)   (6,644,000)   (5,212,000)   (5,212,000)
                                              -----------   -----------   -----------   -----------
     Stockholders' equity...................      413,000     6,887,000     8,339,000     8,339,000
                                              -----------   -----------   -----------   -----------
          Total liabilities and
            stockholders' equity............  $12,869,000   $48,674,000   $59,036,000   $59,036,000
                                              ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                         STAR TELECOMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              THREE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                  MARCH 31,
                                  --------------------------------------   -------------------------
                                    1994         1995           1996          1996          1997
                                  ---------   -----------   ------------   -----------   -----------
                                                                           (UNAUDITED)
Revenues........................  $ 176,000   $16,125,000   $208,086,000   $35,667,000   $71,008,000
Cost of services................         --    14,357,000    188,430,000    32,286,000    63,738,000
                                  ---------   ------------  ------------   -----------   -----------
     Gross profit...............    176,000     1,768,000     19,656,000     3,381,000     7,270,000
Operating expenses:
  Selling, general and
     administrative expenses....    290,000     2,063,000     24,087,000     1,803,000     4,530,000
  Depreciation and
     amortization...............         --       128,000      1,073,000       108,000       722,000
                                  ---------   ------------  ------------   -----------   -----------
                                    290,000     2,191,000     25,160,000     1,911,000     5,252,000
                                  ---------   ------------  ------------   -----------   -----------
     Income (loss) from
       operations...............   (114,000)     (423,000)    (5,504,000)    1,470,000     2,018,000
                                  ---------   ------------  ------------   -----------   -----------
Other income (expense):
  Interest income...............         --            --         83,000            --        21,000
  Interest expense..............         --       (64,000)      (589,000)      (78,000)     (369,000)
  Loss on investment............     (7,000)      (80,000)            --            --            --
  Legal settlement..............         --            --       (100,000)           --            --
  Other.........................         --            --             --            --        48,000
                                  ---------   ------------  ------------   -----------   -----------
                                     (7,000)     (144,000)      (606,000)      (78,000)     (300,000)
                                  ---------   ------------  ------------   -----------   -----------
     Income (loss) before
       provision for income
       taxes....................   (121,000)     (567,000)    (6,110,000)    1,392,000     1,718,000
Provision for income taxes (Note
  7)............................      1,000         1,000        534,000       544,000       286,000
                                  ---------   ------------  ------------   -----------   -----------
Net income (loss)...............  $(122,000)  $  (568,000)  $ (6,644,000)  $   848,000   $ 1,432,000
                                  =========   ============  ============   ===========   ===========
Pro forma net income (loss) per
  common share..................                            $      (0.54)  $      0.08   $      0.11
                                                            ============   ===========   ===========
Weighted average number of
  common shares used to compute
  Pro forma earnings per
  share.........................                              12,198,000    11,281,000    12,825,000
                                                            ============   ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                         STAR TELECOMMUNICATIONS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1997

                                PREFERRED STOCK         COMMON STOCK       ADDITIONAL                    RETAINED
                               ------------------   --------------------     PAID-IN       DEFERRED      EARNINGS
                                 SHARES    AMOUNT     SHARES     AMOUNT      CAPITAL     COMPENSATION    (DEFICIT)       TOTAL
                               ----------  ------   -----------  -------   -----------   ------------   -----------   -----------
Balance, December 31, 1993...          --  $  --             --  $   --    $        --    $       --    $        --   $        --
Issuance of common stock.....          --     --      8,100,810   8,000          2,000            --             --        10,000
Net loss.....................          --     --             --      --             --            --       (122,000)     (122,000)
                                ---------  ------    ----------  -------   -----------     ---------    -----------   -----------
Balance, December 31, 1994...          --     --      8,100,810   8,000          2,000            --       (122,000)     (112,000)
Issuance of common stock.....          --     --        899,190   1,000        102,000            --             --       103,000
Conversion of debt to
  equity.....................          --     --             --      --        990,000            --             --       990,000
Net loss.....................          --     --             --      --             --            --       (568,000)     (568,000)
                                ---------  ------    ----------  -------   -----------     ---------    -----------   -----------
Balance, December 31, 1995...          --     --      9,000,000   9,000      1,094,000            --       (690,000)      413,000
Effect of termination of the
  S-Corporation election.....          --     --             --      --       (690,000)           --        690,000            --
Compensation expense relating
  to stock options...........          --     --             --      --        168,000      (118,000)            --        50,000
Issuance of common stock.....          --     --      1,914,396   2,000      5,566,000            --             --     5,568,000
Issuance of preferred
  stock......................   1,367,047  1,000             --      --      7,499,000            --             --     7,500,000
Net income...................          --     --             --      --             --            --     (6,644,000)   (6,644,000)
                                ---------  ------    ----------  -------   -----------     ---------    -----------   -----------
Balance, December 31, 1996...   1,367,047  1,000     10,914,396  11,000     13,637,000      (118,000)    (6,644,000)    6,887,000
Compensation expense relating
  to stock options...........          --     --             --      --             --        20,000             --        20,000
Net income...................          --     --             --      --             --            --      1,432,000     1,432,000
                                ---------  ------    ----------  -------   -----------     ---------    -----------   -----------
Balance, March 31, 1997
  (unaudited)................   1,367,047  $1,000    10,914,396  $11,000   $13,637,000    $  (98,000)   $(5,212,000)  $ 8,339,000
                                =========  ======    ==========  =======   ===========     =========    ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                         STAR TELECOMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          THREE MONTHS
                                               YEARS ENDED DECEMBER 31,                  ENDED MARCH 31,
                                       ----------------------------------------    ---------------------------
                                         1994          1995            1996           1996            1997
                                       ---------    -----------    ------------    -----------    ------------
                                                                                           (UNAUDITED)
Cash Flows From Operating Activities:
  Net income (loss)................... $(122,000)   $  (568,000)   $ (6,644,000)   $   848,000    $  1,432,000
  Adjustments to reconcile net income
    (loss) to net cash provided by
    (used in) operating activities:
    Depreciation and amortization.....        --        128,000       1,073,000        108,000         722,000
    Loss on investment................     7,000         80,000              --             --              --
    Compensation expense relating to
      stock options...................        --             --          50,000             --          20,000
    Provision for doubtful accounts...        --        208,000      15,561,000        416,000       1,611,000
    Deferred income taxes.............        --             --              --       (203,000)             --
    Deferred compensation.............        --             --         116,000         12,000         (81,000)
  Decrease (increase) in assets:
    Accounts receivable...............        --    (10,254,000)    (28,403,000)    (8,612,000)    (11,602,000)
    Receivable from related parties...        --        (50,000)        (65,000)        50,000         (14,000)
    Prepaid expenses and other
      assets..........................        --        (84,000)     (1,645,000)      (676,000)       (391,000)
    Prepaid taxes.....................        --             --        (677,000)            --          86,000
    Deposits..........................   (23,000)      (659,000)     (4,948,000)      (349,000)         61,000
  Increase (decrease) in liabilities:
    Accounts payable..................    32,000      8,476,000      (2,255,000)     7,591,000      13,995,000
    Accrued line costs................        --        476,000      19,018,000       (464,000)     (3,599,000)
    Accrued expenses..................    20,000         62,000       1,539,000        243,000          29,000
    Taxes payable.....................        --             --              --        747,000              --
                                       ---------    ------------   ------------    -----------    ------------
         Net cash provided by (used
           in) operating activities...   (86,000)    (2,185,000)     (7,280,000)      (289,000)      2,269,000
                                       ---------    ------------   ------------    -----------    ------------
Cash Flows From Investing Activities:
  Capital expenditures................   (21,000)    (1,062,000)     (7,838,000)      (371,000)     (2,127,000)
  Purchases of investments, net.......   (80,000)            --      (1,783,000)            --       1,630,000
  Increase in other long-term
    assets............................        --             --        (428,000)            --        (175,000)
  Increase in other long-term
    liabilities.......................        --             --          88,000        176,000         146,000
                                       ---------    ------------   ------------    -----------    ------------
         Net cash used in investing
           activities.................  (101,000)    (1,062,000)     (9,961,000)      (195,000)       (526,000)
                                       ---------    ------------   ------------    -----------    ------------
Cash Flows From Financing Activities:
  Borrowings under lines of credit....        --      1,460,000      14,474,000        100,000      21,345,000
  Repayments under lines of credit....        --       (130,000)     (7,990,000)      (100,000)    (23,817,000)
  Borrowings under lines of credit
    with stockholder..................   192,000      3,418,000         701,000         17,000              --
  Repayments under lines of credit
    with stockholder..................        --     (1,319,000)     (1,873,000)       (16,000)        (26,000)
  Borrowings under long-term debt.....        --             --         800,000             --         193,000
  Repayments under long-term debt.....        --             --         (67,000)            --         (66,000)
  Payments under capital lease
    obligations.......................        --        (33,000)       (317,000)       (33,000)       (325,000)
  Issuance of common stock............    10,000             --       5,568,000      1,500,000              --
  Issuance of preferred stock.........        --             --       7,500,000             --              --
                                       ---------    ------------   ------------    -----------    ------------
         Net cash provided by (used
           in) financing activities...   202,000      3,396,000      18,796,000      1,468,000      (2,696,000)
                                       ---------    ------------   ------------    -----------    ------------
Increase (decrease) in cash and cash
  equivalents.........................    15,000        149,000       1,555,000        984,000        (953,000)
Cash and cash equivalents, beginning
  of period...........................        --         15,000         164,000        164,000       1,719,000
                                       ---------    ------------   ------------    -----------    ------------
Cash and cash equivalents, end of
  period.............................. $  15,000    $   164,000    $  1,719,000    $ 1,148,000    $    766,000
                                       =========    ============   ============    ===========    ============

 The accompanying notes are an integral part of these consolidated statements.

                         STAR TELECOMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  NATURE OF BUSINESS

     STAR Telecommunications, Inc. and subsidiary (the Company or STAR), a Delaware corporation, is an international long distance provider focused primarily on providing low cost switched voice long distance services to U.S. and foreign-based telecommunications companies. The Company currently offers U.S.-originated long distance service through its network of resale arrangements with other long distance providers, foreign termination relationships, international gateway switches and leased and owned transmission facilities. While the Company was incorporated in 1993, it did not commence its current business as a provider of long distance services until the second half of 1995. During 1994, the Company was primarily engaged in activities outside the international telecommunications industry. During the six months ended June 1995, the Company primarily acted as an agent for, and provided various consulting services to, companies in the telecommunications industry. In November 1996, the Company established a wholly owned subsidiary (STAR Europe Limited) in London, England.

     The Company is subject to various risks in connection with the operation of its business. These risks include, but are not limited to, regulations (See Note
5f), dependence on transmission facilities-based carriers and suppliers, price competition and competition from larger industry participants.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of STAR Telecommunications, Inc. and its wholly owned subsidiary STAR Europe Limited, after elimination of all significant intercompany accounts and transactions which were not material during 1996.

  b. Revenue Recognition

     The Company records revenues for long distance telecommunications sales at the time of customer usage. Finance charges for customer late payments are included in revenues and amount to $32,000 and $1,467,000 for the years ended December 31, 1995 and 1996, respectively. The Company had no revenue from finance charges during 1994.

     The Company charges its customers 1.5 percent of the outstanding balance if the customer is late in making its payment. Two customers, Cherry Communications and Hi-Rim Communications, Inc., represented the two largest balances for the year ended December 31, 1996, representing 20 percent and 16 percent of revenue from late charges, respectively. These two customers also were the two largest customers overall, representing 21 percent and 9 percent of overall revenue for the year. The two next largest balances for the year ended December 31, 1996 represented 8 and 7 percent of revenue from late charges for the year.

  c. Cost of Services

     Cost of services represents direct charges from vendors that the Company incurs to deliver service to its customers. These include leasing costs for the dedicated phone lines which form the Company's network and rate-per-minute charges from other carriers that terminate international traffic on behalf of the Company.

  d.  Accounting for International Long Distance Traffic

     At the end of 1996, the Company entered into operating agreements with telecommunication carriers in foreign countries under which international long distance traffic is both originated and

                         STAR TELECOMMUNICATIONS, INC.

terminated on the Company's network. The Company records international settlement revenues and related costs as the traffic is recorded in the switch. For the year ended December 31, 1996, $178,000 in revenue has been recorded from foreign customers.

  e. Property and Equipment

     Property and equipment are carried at cost. Depreciation and amortization of property and equipment is computed using the straight-line method over the following estimated useful lives:

        Operating equipment......................................       5-25 years
        Leasehold improvements...................................     Life of lease
        Computer equipment.......................................        3 years
        Furniture and fixtures...................................        5 years

     Operating equipment includes assets financed under capital lease obligations of $888,000 at December 31, 1995 and $5,985,000 at December 31, 1996. Operating equipment at December 31, 1996 also includes two Indefeasible Rights of Use (IRU) in cable systems amounting to $110,000 and one interest in an international cable amounting to $148,000. These assets are amortized over the life of the agreements of 14 to 25 years.

     Replacements and betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets sold or retired are removed from the accounts and the gain or loss on disposition is recognized in other income or expense.

  f.  Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, receivables, other assets, revolving lines of credit, notes payable, capital lease obligations, accounts payable, and accrued liabilities approximate their fair value.

  g.  Statements of Cash Flows

     During the years ended December 31, 1995 and 1996, cash paid for interest was $43,000 and $530,000, respectively. For the same periods, cash paid for income taxes amounted to $1,000 and $1,211,000, respectively. The Company paid no cash for interest or income taxes during 1994.

     Non-cash investing and financing activities are as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                           ---------------------------------
                                                            1994        1995         1996
                                                           -------   ----------   ----------
    Equipment purchased through capital leases...........  $ --      $  888,000   $5,097,000
    Debt converted to equity.............................    --       1,093,000           --

     These non-cash transactions are excluded from the statements of cash flows.

     Cash equivalents consist primarily of money market accounts. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  h. Stock Split

     On January 23, 1996, the Board of Directors authorized an increase to the authorized number of common shares from 10,000 to 100,000,000 and effected a 8,100.8109-for-1 stock split of the Company's

                         STAR TELECOMMUNICATIONS, INC.

issued and outstanding shares. All common shares have been retroactively restated to reflect the effect of the stock split.

     On July 22, 1996, the Company changed the par value of its common stock from $0.01 per share to $0.001 per share. All common shares have been retroactively restated to reflect the effect of this change (also see Note 10f for post year-end restructuring and stock split).

  i. Concentrations of Risk

     The Company's two largest customers account for approximately 44 percent and 29 percent of gross accounts receivable at December 31, 1995 and 1996, respectively. The Company's largest customer in 1995 and 1996 was Cherry Communications, Inc. The Company's second largest customer in 1995 was Cable & Wireless and the Company's second largest customer in 1996 was Hi-Rim Communications, Inc. Each of these customers represents more than 10 percent of gross accounts receivable at December 31, 1995 but only one customer represents more than 10 percent of accounts receivable in 1996. These customers represent approximately 47 percent of revenues during the year ended December 31, 1995 and 30 percent of revenues for the year ended December 31, 1996. Each of these customers represents more than 10 percent of sales in 1995 while only one represents more than 10 percent of sales in 1996. The Company performs ongoing credit evaluations of its customers. The Company analyzes daily traffic patterns and concludes whether or not the customer's credit status justifies the traffic volume. If the customer is deemed to carry too large a volume in relation to its credit history, the traffic received by the Company's switch is reduced to prevent further build up of the receivable from this customer. The Company's allowance for doubtful accounts is based on current market conditions.

     Purchases from the three largest vendors for the year ended December 31, 1995 amounted to 49 percent of total purchases. Purchases from the four largest vendors for the year ended December 31, 1996 amounted to 51 percent of total purchases.

     Included in the Company's balance sheet at December 31, 1995 and 1996, are the net assets of the Company's international telecommunication switching equipment which is located in Los Angeles at a cost of $1,288,000 at December 31, 1995 and in Los Angeles and New York at a cost of $8,205,000 at December 31, 1996. In addition, approximately $179,000 of equipment is located in foreign countries at December 31, 1996.

  j. Deposits and Other Assets

     Deposits represent payments made to long distance providers to secure lower rates. These deposits are refunded or applied against future service and are net of a $2 million reserve at December 31, 1996. Other assets represents initial public offering expenses.

  k. Net Loss Per Common Share

     Pro forma net loss per common share for the year ended December 31, 1996 is based on the weighted average number of common shares outstanding giving effect of the conversion of the preferred stock (see Note 9). Per share information was computed pursuant to the rules of the Securities and Exchange Commission (SEC), which require that common shares issued by the Company during the twelve months immediately preceding the Company's initial public offering plus the number of common shares issuable pursuant to the grant of options issued during the same period, be included in the calculation of the shares outstanding using the treasury stock method from the beginning of all periods presented.

     Historical earnings per share are not presented for all periods, since such amounts are not meaningful in light of the conversion of the preferred stock.

                         STAR TELECOMMUNICATIONS, INC.

     The following schedule summarizes the information used to compute pro forma net loss per common share for the year ended December 31, 1996:

    Net loss..........................................................       $(6,644,000)
                                                                             -----------
    Weighted average common shares outstanding........................        10,575,000
    Effect of stock options pursuant to SEC rules.....................         1,095,000
    Conversion of preferred stock.....................................           528,000
                                                                             -----------
    Weighted average number of common shares used to compute net loss
      per share.......................................................        12,198,000
                                                                             -----------
    Pro forma net loss per common share...............................       $     (0.54)
                                                                             ===========

     Pro forma net loss per common share reflects the conversion of 1,367,047 shares of preferred stock into common stock upon the effectiveness of the initial public offering at a rate of three preferred shares to two common shares.

  l. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  m. Recently Issued Accounting Standards

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The Company adopted SFAS 121 during 1995 which had no impact on the Company's financial position or results of operations.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123 encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. It also allows an entity to elect to continue to measure compensation cost under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," but requires pro forma disclosure of net income and earnings per share as if the fair value based method had been applied. The Company adopted this standard in 1996, electing to measure compensation cost under APB 25 and complying with the pro forma disclosure requirements. Therefore, the adoption of SFAS 123 had little impact on the Company's financial position or results of operations.

3. LINES OF CREDIT

  a. Bank Lines of Credit

     On November 13, 1995, the Company entered into an agreement for a one-year $1 million revolving credit facility. On October 4, 1996 the bank increased the revolving credit facility to $12 million, including draws on the line and outstanding letters of credit, and extended it to May 1, 1997 (also see Note
10e). Any borrowings under this facility are limited by the balance in eligible accounts receivable, as defined, and bear interest at the prime rate plus 1 percent (9.25 percent at

                         STAR TELECOMMUNICATIONS, INC.

December 31, 1996). The agreement allows the Company to convert certain amounts into short-term obligations that bear interest at the bank's LIBOR rate plus 3.5 percent (9.1 percent at December 31, 1996) or the bank's cost of fund's rate plus 3.5 percent at the time of funding. Upon maturity of these short-term obligations, the interest rate on these borrowings converts back to prime plus 1 percent. This facility is collateralized by virtually all assets of the Company. Performance under the revolving credit facility has been guaranteed up to $10 million by the majority stockholder and officer of the Company. The agreement contains certain financial and non-financial covenants which include, among other restrictions, maintenance of minimum levels of net income, tangible effective net worth and working capital. At December 31, 1996, there were no unused amounts available to be borrowed against this line of credit. In addition, the bank issued a waiver to cure non-compliance under the tangible effective net worth, current ratio, ratio of total liabilities to tangible effective net worth, net income after taxes for the fourth quarter of 1996 and the stockholder subordination covenants for the period ended December 31, 1996 and continuing through March 30, 1997, when new covenants came into effect.

     The Company entered into a one-year $100,000 revolving line of credit on July 19, 1995. This facility's interest rate was the prime rate plus 1 percent and it was paid off and terminated on July 19, 1996.

     The weighted average interest rate on the above facilities during the year ended December 31, 1995 and 1996 was 10.21 percent and 9.68 percent, respectively.

  b. Lines of Credit with Stockholder

     At December 31, 1996, the Company's revolving lines of credit with the majority stockholder and chief executive officer of the Company totaled $1,448,000 and mature on March 30, 1998. Interest is payable at maturity at a rate of 9 percent. There was $1,422,000 available to be borrowed against these lines of credit at December 31, 1996. The Company recognized interest expense relating to this debt of $0, $11,000 and $34,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

4. LONG-TERM DEBT

  a. Note Payable

     On October 4, 1996, the Company entered into an $800,000 variable rate installment note with a bank. The agreement calls for monthly payments of $22,222 plus interest at the prime rate plus 1.5 percent (9.75 percent at December 31, 1996). The note is due in full by October 1, 1999 and is collateralized by related equipment of the Company with a cost of $787,000.

                         STAR TELECOMMUNICATIONS, INC.

  b. Capital Lease Obligation

     The Company leases various telecommunications equipment under capital lease arrangements. Minimum future lease payments under these capital leases at December 31, 1996 are as follows:

                            YEAR ENDING DECEMBER 31,
        -----------------------------------------------------------------
        1997.............................................................  $1,490,000
        1998.............................................................   1,490,000
        1999.............................................................   1,490,000
        2000.............................................................   1,408,000
        2001.............................................................     981,000
        Thereafter.......................................................     748,000
                                                                           ----------
                                                                            7,607,000
        Less: Amount representing interest...............................   1,972,000
                                                                           ----------
                                                                            5,635,000
        Less: Current portion............................................     827,000
                                                                           ----------
                                                                           $4,808,000
                                                                           ==========

     Accumulated amortization related to assets financed under capital leases was $59,000 and $324,000 at December 31, 1995 and 1996, respectively. The Company had no assets financed under capital leases during 1994.

5. COMMITMENTS AND CONTINGENCIES

  a. Operating Leases

     The Company leases office space, dedicated private telephone lines, equipment and other items under various agreements expiring through 2006. At December 31, 1996, the minimum aggregate payments under non-cancelable operating leases are summarized as follows:

                                        OFFICE FACILITIES        TELECOMMUNICATIONS
          YEAR ENDING DECEMBER 31,        AND EQUIPMENT       FACILITIES AND EQUIPMENT        TOTAL
      --------------------------------  -----------------     ------------------------     -----------
      1997............................     $   393,000              $  1,293,000           $ 1,686,000
      1998............................         364,000                 1,591,000             1,955,000
      1999............................         309,000                 1,710,000             2,019,000
      2000............................         241,000                 1,710,000             1,951,000
      2001............................         214,000                 1,441,000             1,655,000
      Thereafter......................         281,000                 3,616,000             3,897,000
                                            ----------               -----------           -----------
                                           $ 1,802,000              $ 11,361,000           $13,163,000
                                            ==========               ===========           ===========

     Office facility and equipment rent expense for the years ended December 31, 1994, 1995 and 1996 was approximately $7,000, $125,000 and $681,000, respectively. Telecommunications facility and equipment rent expense was approximately $604,000 in 1995 and $7,260,000 in 1996 and is included in cost of services in the accompanying statements of operations.

  b. Employment Agreements

     During 1996, the Company entered into employment agreements with several employees and amended the employment agreement of the Company president. Some of these agreements provide for a continuation of salaries in the event of a termination, with or without cause, following a change in

                         STAR TELECOMMUNICATIONS, INC.

control of the Company. One agreement provides for a guaranteed salary continuation of at least six months after termination and another, under certain conditions, for a payment of at least $1,500,000 in the event of a change in control of the Company.

     The Company entered into a consulting agreement on February 29, 1996 which was converted to an employment agreement on May 1, 1996. The employment agreement is with an officer of the Company. It is for a two year period and provides for continuation of salary and certain benefits for up to 12 months after termination. The Company also entered into two separate stock option agreements with this officer (see Note 8).

     During 1996, the Company expensed $116,000 of deferred compensation relating to these agreements.

  c. Purchase Commitments

     The Company is obligated under various service agreements with long distance carriers to pay minimum usage charges of approximately $51,995,000, $11,685,000 and $900,000 for the twelve months ending December 31, 1997, 1998 and 1999, respectively. The Company anticipates exceeding the minimum usage volume with these vendors.

  d. Letters of Credit

     At December 31, 1996, the Company has eight standby letters of credit outstanding, which expire between January 2, 1997 and November 25, 1997. These letters of credit total $4,751,000, of which $2,501,000 are secured by the bank line of credit and $2,250,000 are secured by short-term investments.

  e. Legal Matters

     The Company is subject to litigation from time to time in the ordinary course of business. In February 1996, the Company filed an action in Santa Barbara County Superior Court against Communication Telesystems International ("CTS") seeking $2.0 million in damages for an alleged breach of two contracts with CTS. The Company claims that CTS failed to pay moneys due to the Company and made certain demands that CTS was not entitled to make under the contract and that CTS then repudiated the contracts. CTS filed a separate action against the Company, seeking to recover liquidated damages of $6.0 million for the Company's alleged breach of one of the contracts. CTS claims that it is entitled to liquidated damages as a result of the Company's failure to deliver an increased cash deposit. The Company was granted summary judgment on CTS's First Amended Complaint claims on May 14, 1997. The Company intends to pursue its claim against CTS and to vigorously defend against any potential appeals by CTS. There can be no assurance, however, that the Company will prevail either in its collection of damages or in defending against any potential appeals by CTS. In addition, whether or not the Company is able to collect its damages or were to prevail in any potential appeals, such collection process and appeal could be time consuming and costly. Since CTS's counterclaim is based on liquidating damages, where CTS will either prevail or not prevail, a range of loss cannot be determined.

     During 1996, the Company settled a disagreement with a former consultant to the Company for a payment of $100,000.

  f. Telecommunications Legislation Revisions

     In the United States, the Federal Communications Commission and relevant state Public Service Commissions have the authority to regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided.

                         STAR TELECOMMUNICATIONS, INC.

     Legislation that substantially revised the U.S. Communications Act of 1934 was signed into law on February 8, 1996. The legislation has specific guidelines under which the regional operating companies (RBOCs) can provide long distance services, which will permit the RBOCs to compete with the Company in providing domestic and international long distance services. Further, the legislation, among other things, opens local service markets to competition from any entity (including long distance carriers, such as AT&T, cable television companies and utilities).

     Because the legislation opens the Company's markets to additional competition, particularly from the RBOCs, the Company's ability to compete may be affected. Moreover, as a result of and to implement the legislation, certain federal and other governmental regulations will be amended or modified, and any such amendment or modification could have an effect on the Company's business, results of operations and financial condition.

6. RELATED PARTY TRANSACTIONS

     The majority stockholder and chief executive officer of the Company owns two-thirds of Star Aero Services, Inc. (Star Aero). Star Aero's principal assets represent airplanes which it provides to the Company for business travel on an as needed basis. In return, the Company pays for costs related to the airplanes. Star Aero reimburses the Company for certain costs relating to the maintenance of the planes. For the years ended December 31, 1994, 1995 and 1996, the Company paid $0, $144,000 and $68,000, respectively, in costs related to the use of Star Aero services. As of December 31, 1995 and 1996, the Company has a receivable from Star Aero of $50,000 and $115,000, respectively.

     During 1995, the Company invested $128,000 in a company related to an employee of STAR and purchased services from that company in the amount of $167,000. During 1995 and 1996, the Company purchased consulting services from a company owned by a board member in the amount of $60,000 and $154,000, respectively. During the year ended December 31, 1995 and 1996, the Company also provided long distance telephone service to a company controlled by another board member in the amount of $43,000 and $250,000 respectively. During 1996, the Company purchased telecommunication services from three companies controlled by a Company executive for $240,000 and made up front payments in the amount of $758,000, which are included in deposits in the accompanying financial statements at December 31, 1996.

7. INCOME TAXES

     Through December 31, 1995, the Company had elected to be taxed as an S-Corporation for both federal and state income tax purposes. While the election was in effect, all taxable income, deductions, losses and credits of the Company were included in the tax returns of the shareholders. Accordingly, for federal income tax purposes, no tax benefit, liability or provision has been reflected in the accompanying financial statements at December 31, 1994 and 1995 and for the years then ended. For state tax purposes, an S-Corporation is subject to a
1.5 percent tax on taxable income, with a minimum tax of approximately $1,000 annually. Effective January 1, 1996, the Company terminated its S-Corporation election and is now taxable as a C-Corporation. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," under which deferred assets and liabilities are provided on differences between financial reporting and taxable income using enacted tax rates. Deferred income tax expenses or credits are based on the changes in deferred income tax assets or liabilities from period to period.

     Under SFAS No. 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods. A valuation allowance is recognized if on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

                         STAR TELECOMMUNICATIONS, INC.

     There is no assurance that the Company will continue to be profitable in future periods, therefore, a valuation allowance has been recognized for the full amount of the deferred asset for each period presented.

     The components of the net deferred tax assets at December 31, 1995 and 1996 are as follows:

                                                               1995        1995
                                                            HISTORICAL   PRO FORMA      1996
                                                            ----------   ---------   ----------
    Deferred tax asset:
      Allowance for bad debts.............................   $  3,000     $83,000    $3,104,000
      Accrued line cost...................................         --          --       201,000
      Vacation accrual....................................         --          --        24,000
      Deferred compensation...............................         --          --        47,000
      Accrued bonus.......................................         --          --        25,000
      Accrued interest....................................         --       6,000            --
      State income taxes..................................         --          --        48,000
                                                              -------    --------    ----------
                                                                3,000      89,000     3,449,000
    Deferred tax liability:
      Depreciation........................................     (1,000)    (59,000)     (565,000)
                                                              -------    --------    ----------
    Subtotal..............................................      2,000      30,000     2,884,000
    Valuation reserve.....................................     (2,000)    (30,000)   (2,884,000)
                                                              -------    --------    ----------
    Net deferred tax asset................................   $     --     $    --    $       --
                                                              =======    ========    ==========

     The provision for income taxes for the years ended December 31, 1994, 1995 and 1996 are as follows:

                                                                1994     1995      1996
                                                               ------   ------   --------
Current   - Federal taxes....................................  $   --   $   --   $393,000
          - State taxes......................................   1,000    1,000    141,000
                                                               ------   ------   --------
                                                                1,000    1,000    534,000
                                                               ------   ------   --------
Deferred  - Federal taxes....................................      --       --         --
          - State taxes......................................      --       --         --
                                                               ------   ------   --------
                                                                   --       --         --
                                                               ------   ------   --------
Provision for income taxes...................................  $1,000   $1,000   $534,000
                                                               ======   ======   ========

     There is no difference between historical and pro forma provision for income taxes for the years ended December 31, 1994 and 1995 because the amount of provision is the minimum state taxes payable.

                         STAR TELECOMMUNICATIONS, INC.

     Differences between the provision for income taxes and income taxes at the statutory federal income tax rate for the years ended December 31, 1994, 1995 and 1996 are as follows:

                                        HISTORICAL           PRO FORMA                 1996
                                      ---------------   --------------------   ---------------------
                                       1994     1995      1994       1995        AMOUNT      PERCENT
                                      ------   ------   --------   ---------   -----------   -------
Income taxes at the statutory
  federal rate......................  $   --   $   --   $(41,000)  $(193,000)  $(2,077,000)  (34.0)%
State income taxes, net of federal
  income tax effect.................   1,000    1,000      1,000       1,000      (375,000)  (6.1)%
Change in valuation reserve.........      --       --         --          --     2,882,000   47.1%
Tax benefits not recognized.........      --       --     41,000     193,000            --   --
Meals and gifts.....................      --       --         --          --       104,000    1.7%
                                      ------   ------   --------   ---------      --------   -----
                                      $1,000   $1,000   $  1,000   $   1,000   $   534,000    8.7%
                                      ======   ======   ========   =========      ========   =====

8. STOCK OPTIONS

     On January 22, 1996, the Company adopted the 1996 Stock Incentive Plan (the "Plan"). The Plan, which was amended on March 31, 1996, provides for the granting of stock options to purchase up to 720,000 shares of common stock and terminates January 22, 2006. Options granted become exercisable at a rate of not less than 20 percent per year for five years.

     Subsequent to the adoption of the Plan, the Company granted two employees options to purchase a total of 360,000 shares of the Company's common stock exercisable at the fair market value of $1.50 per share as determined by the Board of Directors. One-third of the options are exercisable immediately. The remaining options are exercisable equally on January 2, 1997 and 1998.

     In May 1996, the Company issued an additional 337,100 stock options to certain employees and consultants under the Plan, of which 10,600 were subsequently canceled. The options are exercisable at fair market value of $3.00 per share at the date of issuance, and vest through August 2000.

     In connection with the consulting agreement and subsequent employment agreement with an officer of the Company, the Company entered into two separate stock option agreements. The first agreement, dated March 1, 1996, provides for 200,000 non-incentive stock options exercisable immediately. The options are exercisable at fair market value at the date of issuance, which was $2.00 per share, and expire in 10 years. The second stock option agreement was entered into on May 1, 1996 for an additional 200,000 shares to also be issued at $2.00 per share. These options vest half on March 1, 1997 and half on March 1, 1998. These options, which expire in 10 years, may be subject to accelerated vesting if a change in control occurs, as defined.

     On May 15, 1996, the Company granted 100,000 options, valued at $3.00 per share at the date of issuance to a director. Of these options 34 percent are exercisable immediately. The remaining options are exercisable equally on May 15, 1997 and 1998.

     On May 14, 1996, the Company adopted the 1996 Outside Director Nonstatutory Stock Option Plan. The number of shares which may be issued under this plan upon exercise of options may not exceed 200,000 shares. The exercise price of an option is determined by the Board of Directors and may not be less than 85 percent of the fair market value of the common stock at the time of grant and has to be 110 percent of the fair market value of the common stock at the time of grant if the option is granted to a holder of more than 10 percent of the common stock outstanding. At the discretion of the administrator, the options vest at a rate of not less than 20 percent per year, which may accelerate upon a change in control, as defined. The plan expires on May 14, 2006. On May 15, 1996, the Company issued 40,000 options under this plan at $3.00 per share, which vest immediately and expire 10 years from the grant date.

                         STAR TELECOMMUNICATIONS, INC.

     On September 23, 1996, the Company adopted the 1996 Supplemental Stock Option Plan. This plan which expires on August 31, 2006, replaces the Plan and has essentially the same features. The Company can issue options or other rights to purchase up to 1,000,000 shares of stock which expire up to 10 years after the date of grant, except for incentive options issued to a holder of more than 10 percent of the common stock outstanding, which expire five years after the date of grant. On September 23, 1996, the Company granted 126,500 options under this plan at $8.20 per share, which vest through September 2000 of which 2,500 shares were subsequently canceled.

     In October 1996, the Company issued 254,500 options at $8.20 per share, as determined by the Board of Directors, and in December 1996, an additional 85,000 options were issued at $8.20 per share. The Board of Directors determined the market value of the December options to be $9.60 per share. The Company is recognizing the difference between the market value at the date of grant and the exercise price as compensation expense over the vesting period.

     Stock Option information with respect to the Company's stock option plans is as follows:

                                           COMMON     AVAILABLE                 OPTION     AGGREGATE
                                           SHARES        FOR                    PRICE        OPTION
                                          RESERVED      GRANT      OPTIONS    PER SHARE      PRICE
                                          ---------   ---------   ---------   ----------   ----------
Balance at December 31, 1995............         --          --          --   $       --   $       --
Adoption of 1996 Stock Incentive Plan...    720,000     720,000          --           --           --
Options granted under 1996 Stock
  Incentive Plan........................         --    (697,100)    697,100    1.50-3.00    1,551,000
Canceled Options........................         --      10,600     (10,600)        3.00      (32,000)
Options granted outside a plan..........    500,000          --     500,000    2.00-3.00    1,100,000
Adoption of 1996 Outside Director Non
  Statutory Stock Option Plan...........    200,000     200,000          --           --           --
Granted under 1996 Outside Director Non
  Statutory Stock Option Plan...........         --     (40,000)     40,000         3.00      120,000
Adoption of 1996 Supplemental Stock
  Option Plan...........................  1,000,000   1,000,000          --           --           --
Options granted under 1996 Supplemental
  Stock Option Plan.....................         --    (466,000)    466,000         8.20    3,821,000
Canceled Options........................         --       2,500      (2,500)        8.20      (20,000)
                                          ---------   ----------  ---------   ----------   ----------
Balance at December 31, 1996............  2,420,000     730,000   1,690,000   $1.50-8.20   $6,540,000
                                          =========   ==========  =========   ==========   ==========

     The Company has elected to adopt FASB No. 123 for disclosure purposes only and applies Accounting Principle Board (APB) Opinion No. 25 and related interpretations in accounting for its employee stock options. Approximately $50,000 in compensation cost was recognized relating to consultant options for the year ended December 31, 1996.

     Had compensation cost for stock options awarded under these plans been determined based on the fair value at the dates of grant consistent with the methodology of FASB No. 123, the Company's net loss and loss per share for the year ended December 31, 1996 would have reflected the following pro-forma amounts:

                                                                NET LOSS      LOSS PER SHARE
                                                               ----------   ------------------
    As reported..............................................   $ (6,644)         $(0.54)
    Pro-forma................................................   $ (7,227)         $(0.59)

     The fair value of each option grant is estimated on the date of grant using the minimum value method of option pricing with the following assumptions used for the grants; weighted average risk-free interest rate of 6.4%; expected dividend yields of 0.00 percent; and an expected life of 10 years.

                         STAR TELECOMMUNICATIONS, INC.

Because the Company did not have a stock option program prior to 1996, the resulting pro-forma compensation cost may not be representative of that to be expected in future years.

     A summary of the status of the Company's stock options at December 31, 1996 and activity during 1996 is presented in the table below:

                                                                    DECEMBER 31, 1996
                                                              -----------------------------
                                                                           WEIGHTED AVERAGE
                                                               SHARES       EXERCISE PRICE
                                                              ---------    ----------------
    Outstanding at December 31, 1995........................         --         $   --
    Granted.................................................  1,703,100         $ 3.87
    Exercised...............................................         --         $   --
    Forfeited...............................................     13,100         $ 3.99
    Expired.................................................         --         $   --
    Outstanding at December 31, 1996........................  1,690,000         $ 3.87
    Exercisable at end of year..............................    448,500         $ 2.25

    Weighted average fair value of options granted..........      $1.94

     1,226,500 of the options outstanding at December 31, 1996 have an exercise price between $1.50 and $3.00, a weighted average exercise price of $2.25 with a weighted average remaining contractual life of 9.5 years and 448,500 of these options are exercisable. 463,500 of the options outstanding have an exercise price of $8.20 and a weighted average remaining contractual life of 9.9 years, none of which are exercisable.

9. CAPITAL STOCK

     During 1994, the Company issued 8,100,810 shares of stock to the Company's founder for $10,000. During 1995, this stockholder converted $990,000 of debt into capital for no additional shares. During 1995, the Company also issued 899,190 shares to another executive of the Company on conversion of a loan.

     On February 23, 1996, the Company sold 999,990 shares of common stock to various investors for $1,500,000. These stockholders entered into an agreement containing a non-dilution covenant. The covenant allows the investors to purchase sufficient shares of common stock to maintain their current interest in the Company in the event of future stock sales. The stock purchase agreement gives the investors the same rights of first refusal, registration or other rights as the Company may grant to other stockholders.

     On July 12, 1996, the Company sold 914,406 shares of common stock to an investor for $4,068,000. Concurrent with this stock sale, the Company entered into a registration rights agreement with the investor. According to this agreement, the Company has to use its best efforts to effect registration of these shares. The stock purchase agreement also provides for non dilution rights and rights of first refusal which terminate upon an underwritten public offering of common stock over $5,000,000 and certain merger transactions.

     On July 25, 1996, the Company sold 1,367,047 shares of Series A preferred stock to a group of investors for $7,500,000. The holders of preferred shares have voting rights and are entitled to receive annual noncumulative dividends of $0.33 per share, payable only if and when declared by the Board of Directors. Additional distributions or dividends are to be distributed to common and preferred shareholders proportionately. These preferred shares also have liquidation preference in the amount of $5.4863 per share plus declared but unpaid dividends, and may be converted to common stock at a ratio of 3-for-2 at the option of the holder. In the event of a public offering, as defined, each three such preferred shares automatically converts to two shares of common stock. See Note 2 for pro forma

                         STAR TELECOMMUNICATIONS, INC.

earnings per share computation assuming the preferred stock had been converted into common stock at the beginning of the year.

     In connection with this transaction, the Company and buyers of the preferred shares entered into an investors rights agreement which obligates the Company to file up to two registration statements to register such shares. These stockholders also may require the company to file additional registration statements on Form S-3, subject to certain conditions and limitations.

     Holders of approximately 1,914,000 shares of common stock are also entitled to certain registration rights.

10. UNAUDITED FIRST QUARTER INFORMATION

     The unaudited financial statements for the three-month periods ended March 31, 1996 and 1997 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and changes in cash flows as of and for the periods presented. These unaudited financial statements should be read in conjunction with the audited financial statements and related notes thereto. The results for the interim periods presented are not necessarily indicative of results to be expected for the full year.

  a. Net Income Per Common Share

     Net income per common share for the three months ended March 31, 1996 and 1997 are based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

     Net income per share for each of the three months ended March 31, 1996 and 1997 have been computed on a pro-forma basis giving effect to the conversion of preferred stock. Historical earnings per share are not presented, since such amounts are not meaningful in light of the conversion of the preferred stock (see Note 9).

     The following schedule summarizes the information used to compute pro forma net income per common share:

                                                                           THREE MONTHS
                                                                         ENDED MARCH 31,
                                                                   ----------------------------
                                                                      1996             1997
                                                                   -----------      -----------
Net income.......................................................  $   848,000      $ 1,432,000
                                                                      --------      -----------
Weighted average common shares outstanding.......................    9,956,000       10,914,000
Conversion of preferred stock....................................      230,000          911,000
Dilutive effect of stock options pursuant to SEC Rules...........    1,095,000        1,000,000
                                                                      --------      -----------
Weighted average common shares used to compute net income per
  share..........................................................   11,281,000       12,825,000
                                                                      --------      -----------
Pro forma net income per common share............................  $      0.08      $      0.11
                                                                      ========      ===========

  b. Provision for Income Taxes

     The provision for income taxes for the three months ended March 31, 1996 is based on the estimated annualized tax rate for the year. The provision for income taxes at March 31, 1997 is based on taxable income for the three months then ended, because the net deferred tax asset has been fully reserved.

  c. Leases

     Rent expense for the three months ended March 31, 1996 and 1997 was approximately $54,000 and $307,000, respectively.

                         STAR TELECOMMUNICATIONS, INC.

  d. Supplemental Cash Flow Information

     For the three month period ended March 31, 1997, the Company paid taxes of approximately $200,000. No taxes were paid by the Company in the three month period ended March 31, 1996. The Company paid interest in the amount of $58,000 and $326,000 in the first three months of 1996 and 1997, respectively. In the first quarter of 1997, $1,053,000 in equipment was purchased under capital leases. These purchases were excluded from the statement of cash flows as a non-cash transaction. No equipment was purchased under capital leases in the first quarter of 1996.

  e. Debt

     During the three months ended March 31, 1997, the Company entered into two term loans totaling $193,000. Both loans bear interest at the prime rate and have interest only payments until the due dates in June and July 1997.

     On April 28, 1997, the Company extended its line of credit through July 1, 1997. At March 31, 1997, the Company had outstanding letters of credit in the amount of $2 million.

     At March 31, 1997, the Company was in default of certain covenants, relating to tangible effective net worth, total liabilities to tangible effective net worth, ratio of cash flow to fixed charges and quarterly expenditures. The bank issued a waiver to cure non-compliance through June 29, 1997.

  f. Reincorporation

     On January 30, 1997, the Board of Directors approved the merger of STAR Vending, Inc., a Nevada corporation (d.b.a. STAR Telecommunications, Inc.) with STAR Telecommunications, Inc., a Delaware corporation. All shares of STAR Vending, Inc. were converted into STAR Telecommunications, Inc. shares at the ratio of 2-for-3 shares.

     On March 11, 1997, the Board of Directors approved an amendment to the certificate of incorporation increasing the number of preferred shares authorized to 5 million upon the consummation of the initial public offering.

     On May 15, 1997, in connection with the initial public offering, the Company reversed the stock split by converting all outstanding common shares at the ratio of 3-for-2 shares. The accompanying financial statements have been retroactively restated to reflect the effect of the related stock splits.

  g. Stock Options

     On January 30, 1997, the Board of Directors approved the 1997 Omnibus Stock Incentive Plan to replace the existing 1996 supplemental plan upon the effective date of the initial public offering. The plan provides for awards to employees, outside directors and consultants in the form of restricted shares, stock units, stock options and stock appreciation rights. The maximum number of shares available for issuance under this plan may not exceed 500,000 shares plus the number of shares still unissued under the supplemental option plan. Options granted to any one optionee may not exceed more than 500,000 common shares per year subject to certain adjustments. Incentive stock options may not have a term of more than 10 years from the date of grant.

     On January 30, 1997, the Board of Directors granted 56,327 incentive stock options to vest over four years and 15,000 options under the Outside Director's plan. The options were granted at the then current market value of $10.80 per share, as determined by the Board of Directors. The board also approved accelerated vesting of options in certain instances following a change in control, as defined.

                         STAR TELECOMMUNICATIONS, INC.

     Stock option information with respect to the Company's stock option plans is as follows:

                                          COMMON                               OPTION      AGGREGATE
                                          SHARES     AVAILABLE                  PRICE        OPTION
                                         RESERVED    FOR GRANT    OPTIONS     PER SHARE      PRICE
                                         ---------   ---------   ---------   -----------   ----------
Balance at December 31, 1996...........  2,420,000     730,000   1,690,000   $ 1.50-8.20   $6,540,000
Options Granted........................         --     (71,327)     71,327         10.80      770,000
Options Canceled.......................   (100,000)     55,475    (155,475)    2.00-8.20     (642,000)
                                         ---------   ---------   ---------   -----------   ----------
Balance at March 31, 1997..............  2,320,000     714,148   1,605,852   $1.50-10.80   $6,668,000
                                         =========   =========   =========   ===========   ==========

     During the three month period ended March 31, 1997, the Company expensed $20,000 in connection with consultant options. The weighted average fair value of options outstanding at March 31, 1997 is $4.15 and 697,775 options are vested at that date.

  h. Purchase Commitments

     In January 1997, the Company entered into an agreement to purchase switching equipment with a cost of $3.8 million to be installed in London, England. On May 6, 1997, the Company entered into a capital lease to finance approximately $3.3 million of the purchase price. The Company also entered into a 10 year facility lease in Dallas, Texas at a cost of approximately $123,000 per year.

     On March 6, 1997, the Company entered into two separate agreements to purchase IRUs on north transatlantic cable for approximately $1.2 million. Both agreements are effective April 1, 1997 and continue in effect for the initial term up to the expected useful life of the cables, through September 2019 and 2020, respectively.

     The cost of the first IRU is $1,024,000 to be paid in quarterly payments through September 1999 with an initial payment of $183,000 due on April 30, 1997. The second IRU has a cost of $128,000 due in quarterly payments plus interest through September 30, 1999 with an initial payment of $34,340 due on April 30, 1997. Both agreements also require the Company to make quarterly payments for operating and maintenance charges as well as for certain restoration costs.

     At March 31, 1997, the Company is obligated under various service agreements with long distance carriers to pay minimum charges of approximately $84,956,000 over the next three years. The Company anticipates exceeding the minimum usage volume with these vendors.

  i. Foreign Sales

     Foreign sales accounted for approximately one percent of revenues in the three month period ended March 31, 1997.

  j. Employment Agreement

     In February 1997, the Company revised the employment agreement of a Company executive, to terminate effective February 28, 1998 and to eliminate the post employment compensation provision.

  k. Significant Customers

     The two largest customers represent 32 percent of the gross accounts receivable at March 31, 1997. Only one of these customers represents more than 10 percent of accounts receivable at that date. These same two customers represent 21 percent of revenue for the quarter ended March 31, 1997, only one of them over 10 percent. The five largest customers represent 44 percent of revenue for the same period.

                         STAR TELECOMMUNICATIONS, INC.

11. NEW AUTHORITATIVE PRONOUNCEMENTS

     In March 1997 the Financial Accounting Standards Board introduced SFAS No. 128 "Earnings per Share" and SFAS No. 129 "Disclosure of Information About Capital Structure". SFAS No. 128 revises and simplifies the computation of earnings per share and requires certain additional disclosures. SFAS No. 129 requires additional disclosure about the Company's capital structure. Both standards will be adopted in the fourth quarter of fiscal 1997. Management does not expect the adoption of these standards to have a material effect on the Company's financial position or results of operations.

                      APPENDIX - DESCRIPTION OF GRAPHICS


PAGE 29 [STAR FACILITIES Illustration]:

Diagram depicting route of international telephone call from the originating telephone, through the local exchange carrier, long distance provider, STAR's international gateway switch and then to the terminating country either through the Company's owned, IRU or leased facilities or through resale arrangements with third parties.

======================================================

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary......................     3
Risk Factors............................     5
Use of Proceeds.........................    17
Dividend Policy.........................    17
Capitalization..........................    18
Dilution................................    19
Selected Consolidated Financial Data....    20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    21
Business................................    31
Management..............................    45
Certain Transactions....................    52
Principal and Selling Stockholders......    54
Description of Capital Stock............    56
Shares Eligible for Future Sale.........    59
Underwriting............................    61
Legal Matters...........................    62
Experts.................................    63
Additional Information..................    63
Index to Consolidated Financial
 Statements.............................   F-1

                               ------------------

  UNTIL JULY 7, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================
======================================================
                                4,000,000 SHARES
                                      LOGO
                                  COMMON STOCK
                            -----------------------
                                   PROSPECTUS
                            -----------------------
                               HAMBRECHT & QUIST

                               ALEX. BROWN & SONS
                                  INCORPORATED
                                 JUNE 12, 1997

============================================================